 Filed pursuant to General Instruction II.L. of Form F-10
 File No. 333-257764
A copy of this prospectus supplement has been filed with the securities regulatory authorities in each of the provinces and territories of Canada, other than Québec, but has not yet become final for the purpose of the sale of securities. Information contained in this prospectus supplement may not be complete and may have to be amended.
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.
This prospectus supplement (the “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated August 3, 2021 (the “Base Shelf Prospectus” and, as supplemented by this Prospectus Supplement, the “Prospectus”) to which it relates, as amended or supplemented, and each document incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.
Information has been incorporated by reference in this Prospectus Supplement and the accompanying Base Shelf Prospectus from documents filed with securities commissions or similar authorities in Canada and with the United States Securities and Exchange Commission (the “SEC”). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Cardiol Therapeutics Inc. at 2265 Upper Middle Road East, Suite 602, Oakville, Ontario L6H 0G5, tel.: (289) 910 0850, and are also available electronically on the Canadian System for Electronic Document Analysis and Retrieval, or SEDAR, which can be accessed at www.sedar.com or on the Electronic Data Gathering, Analysis and Retrieval System, or EDGAR, which can be accessed at www.sec.gov.
Subject to Completion, Dated November 2, 2021
PRELIMINARY PROSPECTUS SUPPLEMENT
To the Short Form Base Shelf Prospectus dated August 3, 2021
New IssueNovember 2, 2021
CARDIOL THERAPEUTICS INC.
$• Units
• Units

Offering Price: $• per Unit

This Prospectus Supplement, together with the accompanying Base Shelf Prospectus, qualifies the distribution (the “Offering”) of • units (the “Units”) of Cardiol Therapeutics Inc. (the “Corporation” or “Cardiol”) at a price of $• per Unit (the “Offering Price”) for aggregate gross proceeds of $•. Each Unit will consist of one Class A common share in the capital of the Corporation (each, a “Unit Share”) and one-half Class A common share purchase warrant of the Corporation (each whole Class A common share purchase warrant, a “Warrant”). Each Warrant will entitle the holder thereof to acquire, subject to adjustment in certain circumstances, one Class A common share in the capital of the Corporation (each, a “Warrant Share”) at an exercise price of $• for a period of 36 months following the Closing Date (as defined herein) (the “Expiry Date”). The Warrants will be governed by a warrant indenture (the “Warrant Indenture”) to be entered into on the Closing Date between the Corporation and Computershare Trust Company of Canada (the “Warrant Agent”), as warrant agent. Computershare Trust Company N.A. will act as warrant co-agent (the “Warrant Co-Agent”). The Units will not trade and will separate into Unit Shares and Warrants after issuance. See “Description of Securities Being Distributed”.
The Offering is being made concurrently in Canada under the terms of this Prospectus Supplement and in the United States under the terms of the Corporation’s registration statement on Form F-10 (File No. 333-257764)

(as amended, the “U.S. Registration Statement”) filed with and declared effective by the SEC under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”).
All dollar amounts in this Prospectus Supplement are in United States dollars, unless otherwise indicated. See “Exchange Rate Information”.
The Units are issued and sold in Canada by Canaccord Genuity Corp. (the “Lead Underwriter”) and Cantor Fitzgerald Canada Corporation (together with the Lead Underwriter, the “Canadian Underwriters”) and in the United States by Canaccord Genuity LLC and Cantor Fitzgerald & Co. (the “U.S. Underwriters”, and together with the Canadian Underwriters, the “Underwriters”) pursuant to an underwriting agreement (the “Underwriting Agreement”) dated as of •, 2021. The Offering Price was determined by arm’s length negotiation between the Corporation and the Lead Underwriter, on behalf of the Underwriters, with reference to the prevailing market price of the Class A common shares of the Corporation (the “Common Shares”) on the Toronto Stock Exchange (the “TSX”) and the Nasdaq Capital Market (the “Nasdaq”). See “Plan of Distribution”.
The Corporation’s issued and outstanding Common Shares are listed on the TSX and Nasdaq under the symbol “CRDL”. On November 1, 2021, the last trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSX and the Nasdaq was $3.49 and $3.52 per Common Share, respectively.
There is no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants purchased in this Offering. In addition, the Warrants will not be listed for trading on the TSX, Nasdaq or any other stock exchange following the Closing Date. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants, and the extent of issuer regulation. See “Risk Factors”.
	Price to the Public		Underwriters’ Fee (1)		Net Proceeds to the Corporation (3)
Per Unit	$	•	$	•	$	•
Total (2)	$	•	$	•	$	•

Notes:
(1)
We intend to allocate • of the Offering Price as consideration for the issue of the Unit Share and • of the Offering Price as consideration for the issue of the one-half of one Warrant comprising each Unit.

(2)
We have agreed to pay the Underwriters a cash fee (the “Underwriters’ Fee”) equal to 6.0% of the aggregate gross proceeds of the Offering.

(3)
After deducting the Underwriters’ Fee, but before deducting the expenses of the Offering, estimated to be • which, together with the Underwriters’ Fee, will be payable from the proceeds of the Offering.

An investment in the Units is highly speculative and involves a high degree of risk, and should only be made by persons who can afford the total loss of their investment. Investors should carefully consider the risk factors described in this Prospectus and in the documents incorporated by reference herein before purchasing the Units. Prospective investors are advised to consult their legal counsel and other professional advisors in order to assess income tax, legal and other aspects of the investment. See “Cautionary Note Regarding Forward-Looking Information” and “Risk Factors” in this Prospectus Supplement and “ Cautionary Note Regarding Forward-Looking Information” and “Risk Factors” in the Base Shelf Prospectus.
The Underwriters conditionally offer the Units on behalf of the Corporation, as principals, and, subject to prior sale, if, as and when issued by the Corporation and delivered and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to approval of certain legal matters relating to the Offering relating to Canadian law on behalf of the Corporation by Borden Ladner Gervais LLP. Certain legal matters in connection with the Offering relating to U.S. law will be passed upon for the Corporation by Troutman Pepper Hamilton Sanders LLP. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Torys LLP, with respect to Canadian law, and by Goodwin Procter LLP, with respect to U.S. law.
Subscriptions for Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that closing of the Offering will occur on or about November •, 2021 or such other date as the Corporation and the Underwriters may agree upon (the “Closing Date”).

We expect that delivery of the Unit Shares and Warrants underlying the Units will be made to investors on or about the Closing Date, which is the second business day following the date of pricing of the Units (such settlement being referred to as “T+2”).
In connection with the Offering, subject to applicable laws, the Underwriters may over-allot or effect transactions that are intended to stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.
The Unit Shares and Warrants underlying the Units will be ready for delivery through the facilities of the Depository Trust Company (“DTC”) or CDS Clearing and Depository Services Inc. (“CDS”), as the case may be, on the Closing Date. It is expected that the Corporation will arrange for the instant deposit of the Unit Shares and Warrants underlying the Units under the book-based system of registration, to be registered to DTC, CDS or their nominee, as the case may be, and deposited with DTC, CDS or their nominee, as the case may be. No certificates evidencing the Unit Shares or Warrants underlying the Units will be issued to purchasers of the Units. Purchasers of the Unit Shares and Warrants will receive only a customer confirmation from the Underwriters or other registered dealer who is a DTC or CDS participant, as the case may be, and from or through whom a beneficial interest in the Unit Shares and Warrants is purchased.
The Underwriters propose to offer the Units initially at the Offering Price. After a reasonable effort has been made to sell all of the Units at the Offering Price, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the Units remaining unsold. Any such reduction will not affect the proceeds received by the Corporation. The Underwriters will inform the Corporation if the Offering Price is reduced. See “Plan of Distribution”.
Cardiol is permitted under a multijurisdictional disclosure system (“MJDS”) adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus Supplement and the accompanying Base Shelf Prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and are audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), however, are also subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.
The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the facts that (i) the Corporation is incorporated or organized under the laws of Ontario, Canada, (ii) the majority of its officers and directors are residents of a country other than the United States, (iii) some or all of the Underwriters or experts named in this Prospectus Supplement and the Base Shelf Prospectus may be residents of a country other than the United States and (iv) all or a substantial portion of the assets of the Corporation and the assets of the foregoing persons may be located outside the United States. See “Enforceability of Civil Liabilities”.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR NOR HAVE ANY OF THE FOREGOING PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT AND THE BASE SHELF PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
Prospective investors should be aware that the acquisition, holding or disposition of the Unit Shares and Warrants described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States and Canada may not be described fully herein. You should read the tax discussion contained in this Prospectus Supplement and consult your own tax advisor with respect to your own particular circumstances. See the sections titled “Eligibility for Investment”, “Certain Canadian Federal Income Tax Considerations”, “Certain U.S. Federal Income Tax Considerations” and “Risk Factors”.
Prospective purchasers should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Base Shelf Prospectus. The Corporation and the Underwriters have not authorized anyone to provide prospective purchasers with information different from that contained or incorporated by reference in this Prospectus Supplement and the accompanying Base Shelf Prospectus. The Underwriters are offering to sell and seeking offers to buy the Common Shares only in jurisdictions where, and to persons to whom, offers and sales are lawfully permitted. Prospective purchasers should not assume that the information contained in this Prospectus Supplement is accurate as of any date other than the date on the cover page of this Prospectus Supplement. See “Cautionary Note Regarding Forward-Looking Information” and “Risk Factors” in this Prospectus Supplement and in the Base Shelf Prospectus.
The registered and head office of the Corporation is located at Suite 602 — 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5.
Dr. Guillermo Torre-Amione, Michael J. Willner and Colin Stott, directors of the Corporation, reside outside of Canada. Although Dr. Torre-Amione, Mr. Willner and Mr. Stott will appoint Cardiol Therapeutics Inc. at Suite 602 — 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5 as their agent for service of process in Canada, investors are advised that it may not be possible for investors to enforce judgments obtained in Canadian courts predicated upon civil liability provisions of applicable securities law in Canada.

Prospectus Supplement

1

Base Shelf Prospectus

2

IMPORTANT NOTICE ABOUT INFORMATION IN THIS
PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING BASE SHELF PROSPECTUS
This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the securities the Corporation is offering and also adds to and updates certain information contained in the Base Shelf Prospectus and the documents incorporated by reference herein and therein. The second part, the Base Shelf Prospectus, gives more general information, some of which may not apply to the Units offered hereunder. This Prospectus Supplement is deemed to be incorporated by reference into the Base Shelf Prospectus solely for the purposes of the Offering constituted by this Prospectus Supplement. This Prospectus shall not be used by anyone for any purpose other than in connection with the Offering.
Purchasers should rely only on the information contained in or incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus. The Corporation has not authorized any other person to provide purchasers with additional or different information. If anyone provides purchasers with different or inconsistent information, such purchasers should not rely on it. We are not making an offer of the Securities in any jurisdiction where such offer is not permitted. Purchasers should assume that the information appearing in this Prospectus Supplement and the Base Shelf Prospectus that is incorporated herein and in the Base Shelf Prospectus by reference, is accurate as of their respective dates only. The Corporation’s business, financial condition, results of operations and prospects may have changed since those dates.
This Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference therein are part of the U.S. Registration Statement. This Prospectus Supplement and the Base Shelf Prospectus do not contain all of the information set forth in the U.S. Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the schedules or exhibits that are part of the U.S. Registration Statement. Investors in the United States should refer to the U.S. Registration Statement and the exhibits thereto for further information with respect to Cardiol and the Units.
References in this Prospectus Supplement to “Cardiol”, “we”, “us” or “our” refer to the Corporation, unless the context indicates otherwise.
EXCHANGE RATE INFORMATION
The consolidated financial statements incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus and the other documents incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus, and the financial data derived from those consolidated financial statements included in this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference therein, are presented in Canadian dollars, unless otherwise specified, and have been prepared in accordance with IFRS, as issued by the IASB, and as set out in Part I of the Handbook of the Chartered Professional Accountants of Canada. References in this Prospectus Supplement to “dollars”, or “$” are to United States dollars. Canadian dollars are indicated by the symbol “C$”.
The following table lists, for each period presented, the high and low exchange rates, the average of the exchange rates during the period indicated, and the exchange rates at the end of the period indicated, for one United States dollar, expressed in Canadian dollars, based on the closing exchange rate published by the Bank of Canada for the applicable periods.
	US$ to C$ Fiscal Year Ended December 31		US$ to C$ 6 Months Ended June 30
	2020	2019	2021	2020
Rate at the end of period	1.2732	1.2988	1.2394	1.3628
Average rate during period	1.3415	1.3269	1.2470	1.3651
Highest rate during period	1.4496	1.3600	1.2828	1.4496
Lowest rate during period	1.2718	1.2988	1.2040	1.2970
On •, 2021, the closing exchange rate for one United States dollar, expressed in Canadian dollars, as reported by the Bank of Canada, was US$1.00 = C$•.

3

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION
This Prospectus Supplement, the Base Shelf Prospectus and other publicly available documents, including the documents that are incorporated by reference in this Prospectus and in such publicly available documents, includes certain “forward looking information” within the meaning of applicable Canadian securities legislation (collectively, “Forward-Looking Information”).
Forward-looking information can be identified by words such as: “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe”, “will”, “should”, “could”, “may”, “project”, “budget”, “strategy” and similar expressions or references to future periods. All information other than historical facts, included in this Prospectus that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Corporation’s business, operations, plans and other such matters is forward-looking information.
The Corporation has based the forward-looking information on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy, and financial needs. This forward-looking information includes, among other things, statements relating to:
•
the successful completion of the Offering;

•
our anticipated cash needs, and the need for additional financing, and the use of the net proceeds from the Offering;

•
the ability for our subcutaneous product candidates to deliver cannabinoids and other anti-inflammatory drugs to inflamed tissue in the heart;

•
our development of proprietary cannabidiol formulations for near-term commercialization;

•
our ability to develop new formulations;

•
the successful development and commercialization of our current product candidates and the addition of future products;

•
our intention to build a pharmaceutical brand and cannabidiol products focused on addressing heart failure;

•
the expected medical benefits, viability, safety, efficacy, and dosing of cannabidiol;

•
patents, including, but not limited to, our ability to have patents issued covering our drugs, drug candidates and processes, as well as successfully defending oppositions and legal challenges;

•
our competitive position and the regulatory environment in which we operate;

•
our financial position; our business strategy; our growth strategies; our operations; our financial results; our dividend policy; our plans and objectives; and

•
expectations of future results, performance, achievements, prospects, opportunities, or the market in which we operate.

In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Forward-looking information is based on certain assumptions and analyses made by the Corporation in light of the experience and perception of historical trends, current conditions, and expected future developments and other factors it believes are appropriate and are subject to risks and uncertainties. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with this forward-looking information. Given these risks, uncertainties, and assumptions, prospective purchasers of Securities should not place undue reliance on this forward-looking information. Whether actual results, performance, or achievements will conform to the Corporation’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions, and other factors, including those listed under “Risk Factors”, which include:
•
the inherent uncertainty of product development;

4

•
our requirement for additional financing;

•
our negative cash flow from operations;

•
our history of losses;

•
dependence on success of our early stage product candidates which may not generate revenue;

•
reliance on management, loss of members of management or other key personnel, or an inability to attract new management team members;

•
our ability to successfully design, commence, and complete clinical trials, including the high cost, uncertainty, and delay of clinical trials and additional costs associated with any failed clinical trials;

•
potential negative results from clinical trials and their adverse impacts on our future commercialization efforts;

•
our ability to establish and maintain commercialization organizations in the United States, Mexico, and elsewhere;

•
our ability to receive and maintain regulatory exclusivities, including Orphan Drug Designations, for our drugs and drug candidates;

•
delays in achievement of projected development goals;

•
management of additional regulatory burdens;

•
volatility in the market price for the Common Shares;

•
failure to protect and maintain and the consequential loss of intellectual property rights;

•
third-party claims relating to misappropriation by our employees of their intellectual property;

•
reliance on third parties to conduct and monitor our pre-clinical studies and clinical trials;

•
our product candidates being subject to controlled substance laws which may vary from jurisdiction to jurisdiction;

•
changes in laws, regulations, and guidelines relating to our business, including tax and accounting requirements;

•
our reliance on current early-stage research regarding the medical benefits, viability, safety, efficacy, and dosing of cannabinoids;

•
claims for personal injury or death arising from the use of products and product candidates produced by us;

•
uncertainty relating to market acceptance of our product candidates;

•
our lack of experience in commercializing any products;

•
the level of pricing and reimbursement for our products and product candidates, if approved;

•
our dependence on Dalton Chemical Laboratories, Inc. operating as Dalton Pharma Services (“Dalton”) and other contract manufacturers;

•
unsuccessful collaborations with third parties;

•
business disruptions affecting third party suppliers and manufacturers;

•
lack of control in future prices of our product candidates;

•
our lack of experience in selling, marketing, or distributing our products;

•
competition in our industry;

•
our inability to develop new technologies and products and the obsolescence of existing technologies and products;

•
unfavorable publicity or consumer perception towards cannabidiol;

5

•
product liability claims and product recalls;

•
expansion of our business to other jurisdictions;

•
fraudulent activities of employees, contractors, and consultants;

•
our reliance on key inputs and their related costs;

•
difficulty associated with forecasting demand for products;

•
operating risk and insurance coverage;

•
our inability to manage growth;

•
conflicts of interest among our officers and directors;

•
managing damage to our reputation and third-party reputational risks;

•
relationships with customers and third-party payors and consequential exposure to applicable anti-kickback, fraud, and abuse and other healthcare laws;

•
exposure to information systems security threats;

•
no dividends for the foreseeable future;

•
future sales of Common Shares by existing shareholders causing the market price for the Common Shares to fall;

•
the issuance of Common Shares in the future causing dilution; and

•
the impact of the recent novel coronavirus (“COVID-19”) pandemic on our operations, including clinical trials.

If any of these risks or uncertainties materialize, or if assumptions underlying the forward-looking information prove incorrect, actual results might vary materially from those anticipated in the forward-looking information.
Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated. The Corporation does not undertake to update forward-looking information if circumstances or management estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to unduly rely on forward-looking information.
MARKET AND INDUSTRY DATA
Unless otherwise indicated, information contained in this Prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunities and market share, is based on information from independent industry organizations, other third-party sources (including industry publications, surveys, and forecasts) and management studies and estimates.
Unless otherwise indicated, our estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and include assumptions made by us which we believe to be reasonable based on our knowledge of our industry and markets. Although Cardiol believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey. Our internal research and assumptions have not been verified by any independent source, and we have not independently verified any third-party information. While we believe the market position, market opportunity, and market share information included in this Prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions, and estimates of our future performance and the future performance of the industry and markets in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the heading “Cautionary Note Regarding Forward-Looking Information” and “Risk Factors”.

6

TRADEMARKS AND TRADE NAMES
This Prospectus includes trademarks and trade names, such as “Cardiol” and “CardiolRx”, which are protected under applicable intellectual property laws and are the property of the Corporation. All other trademarks used in this Prospectus are the property of their respective owners.
ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS
Three of our directors reside outside of Canada and they have each appointed the following agent for service of process:
Name of Person	Name and Address of Agent
Dr. Guillermo Torre-Amione	Cardiol Therapeutics Inc. at Suite 602 - 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5
Michael J. Willner	Cardiol Therapeutics Inc. at Suite 602 - 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5
Colin Stott	Cardiol Therapeutics Inc. at Suite 602 - 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5
Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued, or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.
DOCUMENTS INCORPORATED BY REFERENCE
This Prospectus Supplement is deemed to be incorporated by reference into the Base Shelf Prospectus solely for the purposes of the Offering. Other documents are also incorporated, or are deemed to be incorporated by reference, into the Base Shelf Prospectus and reference should be made to the Base Shelf Prospectus for full particulars thereof.
Information has been incorporated by reference in this Prospectus Supplement from documents filed with the securities commissions or similar authorities in Canada.
The following documents, each of which has been filed by the Corporation with the securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement and the Base Shelf Prospectus:
(a)
the annual information form dated March 31, 2021 (the “AIF”) for the year ended December 31, 2020;

(b)
the audited financial statements for the years ended December 31, 2020 and December 31, 2019, respectively, together with its related notes and auditors’ report dated March 31, 2021;

(c)
the management’s discussion and analysis for the year ended December 31, 2020 (the “Annual MD&A”);

(d)
the interim financial statements for the three and six months ended June 30, 2021, together with its related notes;

(e)
the management’s discussion and analysis for the six months ended June 30, 2021 (the “Interim MD&A”);

(f)
the management information circular dated May 20, 2021 for the annual meeting of shareholders of the Corporation held on June 29, 2021;

(g)
the material change report dated May 14, 2021, filed with respect to the Corporation’s offering of units of the Corporation for gross proceeds of approximately $22 million; and

(h)
the material change report dated September 2, 2021, filed with respect to obtaining clearance of the

7

U.S. Food and Drug Administration relating to the Corporation’s Investigational New Drug application for Phase II clinical trial of CardiolRx for acute myocarditis.
Any documents of the type required to be incorporated by reference in a short form prospectus pursuant to National Instrument 44-101 — Short Form Prospectus Distributions of the Canadian Securities Administrators, including any documents of the type referred to in paragraphs (a)-(h) above (excluding confidential material change reports, if any) and any business acquisition reports filed by the Corporation with the various securities commissions or similar regulatory authorities in Canada after the date of this Prospectus Supplement and prior to the termination of the distribution of the Offering shall be deemed to be incorporated by reference into and form an integral part of the Base Shelf Prospectus, as supplemented by this Prospectus Supplement, for the purpose of the Offering.
In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus is included in any report on Form 6-K, Form 40-F or Form 20-F (or any respective successor form) that is filed with or furnished to the SEC by the Corporation after the date of this Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the U.S. Registration Statement of which this Prospectus forms a part. In addition, the Corporation may incorporate by reference into this Prospectus, or the U.S. Registration Statement of which it forms a part, other information from documents that the Corporation will file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act, if and to the extent expressly provided therein.
Any statement contained in this Prospectus Supplement, the Base Shelf Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein for the purposes of the offering of Units hereunder shall be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement contained herein or in the Base Shelf Prospectus or in any other subsequently filed document that also is incorporated or is deemed to be incorporated by reference herein or in the Base Shelf Prospectus, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall be deemed, except as so modified or superseded, not to constitute a part of this Prospectus.
When new documents of the type referred to in the paragraph above are filed by the Corporation with the securities commissions or similar authorities in Canada during the currency of this Prospectus Supplement, such documents will be deemed to be incorporated by reference in this Prospectus Supplement and the previous documents of the type referred to in the paragraph above will no longer be deemed to be incorporated by reference in this Prospectus Supplement.
DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT
The following documents have been or will be (through post-effective amendment or incorporation by reference) filed with the SEC as part of the U.S. Registration Statement of which this Prospectus is a part insofar as required by the SEC’s Form F-10:
•
the documents listed under “Documents Incorporated by Reference” in this Prospectus;

•
the Underwriting Agreement described in this Prospectus Supplement;

•
the consent of BDO Canada LLP, the Corporation’s independent auditor;

•
the consent of Borden Ladner Gervais LLP, the Corporation’s Canadian counsel;

•
the consent of Torys LLP, the Underwriters’ Canadian counsel; and

•
powers of attorney of the Corporation’s directors and officers, as applicable.

Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System, or EDGAR, at www.sec.gov.

8

ELIGIBILITY FOR INVESTMENT
In the opinion of Borden Ladner Gervais LLP, counsel to the Corporation, and Torys LLP, counsel to the Underwriters, based on the current provisions of the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder, as amended, the Unit Shares, Warrants and Warrant Shares, if issued on the date hereof, would be qualified investments for trusts governed by a registered retirement savings plan, registered retirement income fund, registered education savings plan, registered disability savings plan, tax-free savings account (collectively referred to as “Registered Plans”) or a deferred profit sharing plan (“DPSP”), provided that the Unit Shares or Warrant Shares are listed on a designated stock exchange in Canada for the purposes of the Tax Act (which currently includes the TSX) or the Corporation qualifies as a “public corporation” other than a “mortgage investment corporation” (as defined in the Tax Act).
Notwithstanding the foregoing, the holder of, subscriber of, or annuitant under, a Registered Plan (the “Controlling Individual”) will be subject to a penalty tax in respect of Unit Shares, Warrant Shares or Warrants held in the Registered Plan if such securities are a prohibited investment for the particular Registered Plan. A Unit Share, Warrant Share or Warrant generally will be a “prohibited investment” for a Registered Plan if the Controlling Individual does not deal at arm’s length with the Corporation for the purposes of the Tax Act or the Controlling Individual has a “significant interest” (as defined in subsection 207.01(4) of the Tax Act) in the Corporation. However, the Unit Shares and Warrant Shares generally will not be a prohibited investment if the Unit Shares and Warrant Shares are “excluded property”, as defined in the Tax Act, for a Registered Plan. Controlling Individuals should consult their own tax advisors as to whether the Unit Shares, Warrant Shares, or Warrants will be a prohibited investment in their particular circumstances.
Prospective purchasers who intend to hold Unit Shares, Warrants and Warrant Shares in trusts governed by such plans should consult with their own tax advisors regarding the application of the “prohibited investment” rules having regard to their particular circumstances.
THE CORPORATION
The Corporation is a clinical-stage biotechnology company focused on the research and clinical development of anti-inflammatory therapies for the treatment of cardiovascular disease (“CVD”). In September 2020, the Corporation received approval from the U.S. Food and Drug Administration (the “FDA”) for its Investigational New Drug (“IND”) application to commence a Phase II/III, double-blind, placebo-controlled clinical trial investigating the efficacy and safety of its lead product, CardiolRx, in hospitalized COVID-19 patients with a prior history of, or risk factors for, CVD. CardiolRx is an ultra-pure, high concentration cannabidiol oral formulation that is pharmaceutically produced, manufactured under cGMP, and is THC free (<10 ppm).
COVID-19, a disease caused by the severe acute respiratory syndrome coronavirus 2 (“SARS-CoV-2”), is primarily a respiratory disease. However, an increasing number of reports indicate that COVID-19 patients are at higher risk of developing cardiovascular complications. Furthermore, patients with underlying CVD are more likely to develop severe cases of COVID-19 and have a worse prognosis. A study published in the Journal of the American Medical Association Cardiology showed that 35% of hospitalized COVID-19 patients had underlying CVD1. Another JAMA Cardiology study of hospitalized COVID-19 patients showed that those with cardiac injury had a significantly higher rate of mortality than patients without these complications, were more likely to require mechanical ventilation, and had more complications2.

1
Guo, Tao, Yongzhen Fan, Ming Chen, Xiaoyan Wu, Lin Zhang, Tao He, Hairong Wang, Jing Wan, Xinghuan Wang, and Zhibing Lu. “Cardiovascular Implications of Fatal Outcomes of Patients With Coronavirus Disease 2019 (COVID-19).” JAMA Cardiology, March 27, 2020. https://doi.org/10.1001/jamacardio.2020.1017.

2
Shi, Shaobo, Mu Qin, Bo Shen, Yuli Cai, Tao Liu, Fan Yang, Wei Gong, et al. 2020. “Association of Cardiac Injury With Mortality in Hospitalized Patients With COVID-19 in Wuhan, China.” JAMA Cardiology, March. https://doi.org/10.1001/jamacardio.2020.0950.

9

The rationale for using cannabidiol to treat patients with COVID-19 who have a prior history of, or risk factors for, CVD, is based upon the reported anti-fibrotic and anti-inflammatory activity of CBD. In addition, CBD has a cardio-protective effect and, therefore, it is anticipated that it may prevent COVID-19-related cardiovascular complications thereby reducing morbidity and mortality. Cardiovascular complications such as myocardial injury, reflected by elevated serum troponin, are common in patients with COVID-193, and it has been demonstrated that patients with myocardial injury suffer a higher rate of mortality4,5. CBD has been shown to significantly reduce elevated serum troponin T and pro-inflammatory responses in the heart6,7. CBD has also been shown to attenuate a number of measures of potential importance in the treatment of Heart Failure (HF), including left ventricular dysfunction, oxidative stress, fibrosis, and inflammatory and cell death signaling pathways in models of diabetes8, a common co-morbidity in cardiovascular disease and COVID-19 patients.
In Cardiol’s own pre-clinical research into cardiac injury, cannabidiol was shown to be cardio-protective by significantly reducing cardiac hypertrophy, fibrosis, and the production of certain re-modelling markers, such as cardiac B-type Natriuretic Peptide (BNP) (Figure 1), which is typically elevated in patients with HF9 and

3
Liu, Peter P., Alice Blet, David Smyth, and Hongliang Li. 2020. “The Science Underlying COVID-19: Implications for the Cardiovascular System.” Circulation, April. https://doi.org/10.1161/CIRCULATIONAHA.120.047549.

4
Guo, Tao, Yongzhen Fan, Ming Chen, Xiaoyan Wu, Lin Zhang, Tao He, Hairong Wang, Jing Wan, Xinghuan Wang, and Zhibing Lu. 2020. “Cardiovascular Implications of Fatal Outcomes of Patients With Coronavirus Disease 2019 (COVID-19).” JAMA Cardiology, March. https://doi.org/10.1001/jamacardio.2020.1017.

5
Shi, Shaobo, Mu Qin, Bo Shen, Yuli Cai, Tao Liu, Fan Yang, Wei Gong, et al. 2020. “Association of Cardiac Injury With Mortality in Hospitalized Patients With COVID-19 in Wuhan, China.” JAMA Cardiology, March. https://doi.org/10.1001/jamacardio.2020.0950.

6
Fouad, Amr A., Waleed H. Albuali, Abdulruhman S. Al-Mulhim, and Iyad Jresat. 2013. “Cardioprotective Effect of Cannabidiol in Rats Exposed to Doxorubicin Toxicity.” Environmental Toxicology and Pharmacology 36 (2): 347–57. https://doi.org/10.1016/j.etap.2013.04.018.

7
Hao, Enkui, Partha Mukhopadhyay, Zongxian Cao, Katalin Erdélyi, Eileen Holovac, Lucas Liaudet, Wen-Shin Lee, György Haskó, Raphael Mechoulam, and Pál Pacher. 2015. “Cannabidiol Protects against Doxorubicin-Induced Cardiomyopathy by Modulating Mitochondrial Function and Biogenesis.” Molecular Medicine 21 (1): 38-45. https://doi.org/10.2119/molmed.2014.00261.

8
Rajesh, Mohanraj, Partha Mukhopadhyay, Sándor Bátkai, Vivek Patel, Keita Saito, Shingo Matsumoto, Yoshihiro Kashiwaya, et al. 2010. “Cannabidiol Attenuates Cardiac Dysfunction, Oxidative Stress, Fibrosis, and Inflammatory and Cell Death Signaling Pathways in Diabetic Cardiomyopathy.” Journal of the American College of Cardiology 56 (25): 2115-25. https://doi.org/10.1016/j.jacc.2010.07.033.

9
Lozano, Omar, Gerardo García-Rivas, Martín Ramos, Eduardo Vázquez-Garza, Héctor Chapoy-Villanueva, Néstor Rubio, Víctor Treviño, James Bolton, and Guillermo Torre-Amione. 2020. “CARDIOPROTECTIVE EFFECT OF CANNABIDIOL IN A NON ISCHEMIC MODEL OF HEART FAILURE.” Journal of the American College of Cardiology 75 (11): 705. https://doi.org/10.1016/S0735-1097(20)31332-2.

10

COVID-19 patients with cardiac injury10. CBD has also been shown to reduce myocardial fibrosis in a model of the inflammatory heart disease myocarditis (Figure 2), and in this model also reduced cardiac inflammatory cytokines11.
Figure 1
Figure 2
Cardiol received clearance from the FDA for its IND application for a Phase II international trial of CardiolRx in acute myocarditis, a condition caused by inflammation in heart tissue, which remains a leading cause of sudden cardiac death in people less than 35 years of age. The Corporation anticipates this study to be

10
Shi, Shaobo, Mu Qin, Bo Shen, Yuli Cai, Tao Liu, Fan Yang, Wei Gong, et al. 2020. “Association of Cardiac Injury With Mortality in Hospitalized Patients With COVID-19 in Wuhan, China.” JAMA Cardiology, March. https://doi.org/10.1001/jamacardio.2020.0950.

11
Lee, Wen-Shin, Katalin Erdelyi, Csaba Matyas, Partha Mukhopadhyay, Zoltan V Varga, Lucas Liaudet, György Haskó, Daniela Čiháková, Raphael Mechoulam, and Pal Pacher. 2016. “Cannabidiol Limits T Cell-Mediated Chronic Autoimmune Myocarditis: Implications to Autoimmune Disorders and Organ Transplantation.” Molecular Medicine 22 (1): 136-46. https://doi.org/10.2119/molmed.2016.00007.

11

completed at 25 to 30 sites across the U.S., Canada and Europe (regulatory authorization to be obtained in Europe). The Corporation intends to seek an Orphan Drug Designation which typically results in high reimbursement levels.
Cardiol is also developing a subcutaneous formulation of CardiolRx for the treatment of inflammation in the heart that is associated with the development and progression of heart failure. This subcutaneous formulation is expected to achieve higher bioavailability than an oral formulation. Heart failure is a leading cause of death and hospitalization in North America, with associated annual healthcare costs in the U.S. alone exceeding $30 billion12.
Study Design — LANCER, a Phase II/III Trial to Investigate the Cardiorespiratory Protective Properties of CardiolRx in Patients Hospitalized With COVID-19 Who Have a Prior History of, or Risk Factors for, Cardiovascular Disease
The study design begins with identifying hospitalized patients with COVID-19 and cardiovascular disease (“CVD”) or risk factors for CVD that tested positive within 7 days and who give informed consent to enrollment in the trial. Subjects must be enrolled in the trial and randomization (1:1 active to placebo) must occur within 48 hours of admission. The composite primary efficacy endpoint will be the difference between the active and placebo groups in the percentage of patients who develop, during the first twenty-eight days following randomization and first dose of study medication, a composite endpoint consisting of one or more of several common outcomes in this patient population, including all-cause mortality, requirement for ICU admission and/or ventilatory support, as well as cardiovascular complications, including the development of heart failure, acute myocardial infarction, myocarditis, stroke, or new sustained or symptomatic arrhythmia. The secondary endpoints include will be cardiovascular complications at 28 days post randomization, increase in cardiac injury marker (hs-Troponin), and changes in inflammatory marker (TN-alpha). The treatment is administered orally and will start at 5mg/kg of body weight/day to a maximum of 15mg/kg/day administered twice daily with food for twenty-eight days. The study design ends with a 60-day follow-up with the patient.
Study Design — Acute Myocarditis Clinical Development Program — Phase II Trial
The Phase II acute myocarditis international trial is a multi-center, double-blind, randomized (1:1 active to placebo), placebo-controlled trial designed to study the safety and tolerability of CardiolRx, as well as its impact on myocardial recovery in patients presenting with acute myocarditis. Upon authorization from the appropriate regulatory bodies, the study design begins with identifying 100 patients diagnosed with acute myocarditis within the previous 90 days who give informed consent to enrollment in the trial. The co-primary efficacy endpoints are the difference in means after twelve weeks of study treatment between the active and placebo groups in three important cardiac magnetic resonance imaging measurements of myocarditis severity; left ventricular ejection fraction, extracellular volume, and global longitudinal strain. The overall safety of CardiolRx will be assessed along with secondary endpoints of improvement in other cardiac function measures and quality of life. The treatment will be administered orally and starts at 5mg/kg of body weight per day, to a maximum of 20mg/kg/day administered twice daily with food.
Further information regarding the Corporation and its business is set out in the AIF and the materials incorporated by reference herein. See “Documents Incorporated by Reference”.
RECENT DEVELOPMENTS
FDA Clearance of IND Application for Phase II Clinical Trial for Acute Myocarditis
On August 24, 2021, the Corporation received clearance from the FDA to proceed with its IND application to commence a Phase II, multi-center, double-blind, randomized, placebo-controlled trial designed to study the safety and tolerability of CardiolRx, as well as its impact on myocardial recovery in patients presenting with acute myocarditis.
Other than as set out above, there have been no material developments in the business of the Corporation since the date of the Base Shelf Prospectus, which have not been disclosed in this Prospectus Supplement or the documents incorporated by reference herein.

12
Cook, C., Cole, G., Asaria, P., Jabbour, R. & Francis, D.P. The annual global economic burden of heart failure. International Journal of Cardiology 171, 368-376 (2014).

12

Appointment of Director
On September 7, 2021, the Corporation announced the appointment of Michael J. Willner, Esq. to its board of directors.
Expansion of LANCER, a Phase II/III Trial of CardiolRx, into Brazil, Mexico, and Canada
On October 18, 2021, the Corporation announced the expansion of its LANCER trial to include several hospital centers in Brazil, Mexico, and Canada. LANCER is a Phase II/III randomized, double-blind, placebo-controlled trial designed to assess the efficacy and safety of CardiolRx in preventing cardiovascular complications in hospitalized patients with a confirmed diagnosis of COVID-19, and who have pre-existing, or significant risk factors for, CVD.
The LANCER trial is currently enrolling patients at hospital centers in the United States under an IND application cleared by the FDA. Cardiol has now received requisite government approvals from health regulators in Brazil, Mexico, and Canada to initiate several additional hospital centers in these countries. Clinical site activation is underway in Brazil and Mexico and the first hospital centers are initiating patient enrollment. Clinical site selection is also in progress in Canada.
Health Canada Approval for Phase II Clinical Trial of CardiolRx for Acute Myocarditis
On October 25, 2021, the Corporation announced it has received approval from Health Canada to proceed with the Corporation’s Phase II, multi-center, double-blind, randomized, placebo-controlled trial designed to study the safety and tolerability of CardiolRx, as well as its impact on myocardial recovery in patients.
CONSOLIDATED CAPITALIZATION
There have been no material changes in the consolidated capitalization of the Corporation since the date of the Base Shelf Prospectus, which have not been disclosed in this Prospectus Supplement or the documents incorporated by reference herein. Upon completion of the Offering, the consolidated capitalization of the Corporation will increase by C$• (in respect of the addition to the shareholders’ equity) in respect of the Unit Shares to be issued at the Closing Date.
USE OF PROCEEDS
The net proceeds to the Corporation from the Offering (after deducting the Underwriters’ Fee of $• and before deducting the estimated expenses of this Offering of $•) will be approximately $•.
The Corporation intends to use the net proceeds of the Offering for the following purposes:
Principal Purposes	Approximate Use of Net Proceeds
LANCER Study(1)	$	•
Phase II Clinical Trials in Acute Myocarditis(2)	$	•
Subcutaneous Development(3)	$	•
Development of Additional Orphan Program(4)
Discovery Research(5)	$	•
General and Administrative Expenses, Working Capital and Other General Corporate Expenses	$	•
TOTAL:	$	•
Business Objectives & Milestones
The Corporation intends to accomplish the following business objectives and milestones with the proceeds from the Offering:
(1) The completion of the LANCER trial, with top-line data from this study expected in H1 2022; (2) the completion of Phase II international trial of CardiolRx in acute myocarditis, expected to commence in Q1

13

2022, with patient recruitment estimated to take 12 to 18 months; (3) the continued development of the subcutaneous formulation through initiation of a Phase II trial in 2023; (4) development of an additional clinical program through to completion of Phase II throughout 2022 and 2023, for an additional indication eligible for Orphan Drug Designation; and (5) various discovery research studies to be completed throughout 2022 and 2023.
Due to the early stage of the discovery research programs, the total objectives and milestones of these programs cannot currently be determined at this stage as they will depend on a variety of factors, including the results of prior studies. This research will be focused on supporting existing clinical candidates as well as the development of additional clinical candidates. Cardiol relies on clinical research organizations (the “CROs”), clinical data management organizations, and consultants to assist with the design, conduct, supervision, and monitoring of these research programs.
The above noted allocation represents the Corporation’s intentions with respect to its use of proceeds based on current knowledge, planning and expectations of management of the Corporation. Actual expenditures and timing may differ from the estimates set forth above. There may be circumstances, where for sound business reasons, the Corporation reallocates the use of proceeds. See “Risk Factors”. The Corporation generated negative cash flow in its most recently completed fiscal year and its most recently completed fiscal quarter. The Corporation cannot guarantee that it will attain or maintain positive cash flow status into the future. To the extent that the Corporation has negative cash flow in any future period, certain of the proceeds from the Offering may be used to fund such negative cash flow from operating activities in these periods. See “Risk Factors”.
Until applied, the net proceeds will be held as cash balances in the Corporation’s bank account or invested in certificates of deposit and other instruments issued by banks or obligations of or guaranteed by a government authority.
Negative Cash Flow from Operations
For the years ended December 31, 2020 and December 31, 2019, the Corporation had negative cash flow from operating activities. Although the Corporation anticipates it will have positive cash flow from operating activities in future periods, to the extent that the Corporation has negative cash flow in any future period, current working capital may be used to fund such negative cash flow from operating activities, if any.
DESCRIPTION OF SECURITIES BEING DISTRIBUTED
Offering
The Offering consists of Units, each of which is comprised of one Unit Share and one-half common share purchase Warrant. The Units will separate into Unit Shares and Warrants after issuance. This Prospectus qualifies the distribution of the Units, including the Unit Shares and Warrants comprising the Units.
Common Shares
The Corporation is authorized to issue an unlimited number of Common Shares. As of the close of business on November 1, 2021, there were 44,604,499 issued and outstanding Common Shares.
See “Description of Common Shares” in the Base Shelf Prospectus for a more detailed description of the attributes of the Common Shares.
The Common Shares are currently listed on the TSX and Nasdaq under the symbol “CRDL”.
See “Trading Price and Volume” in this Prospectus Supplement and “Price Range and Trading Volume” in the Base Shelf Prospectus for detailed information on the price ranges and trading volume of the Common Shares on the TSX and Nasdaq.
Warrants
The following is a summary of the material attributes and characteristics of the Warrants. This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the terms of the Warrant

14

Indenture, which will be filed with the applicable Canadian securities regulatory authorities and available on SEDAR at www.sedar.com and with the SEC and available at www.sec.gov as of the Closing Date.
The Warrants will be governed by a Warrant Indenture to be entered into on or before the Closing Date between the Corporation and Computershare Trust Company of Canada, as Warrant Agent. Computershare Trust Company N.A. will act as Warrant Co-Agent. Each Warrant will entitle the holder to purchase one Warrant Share from the treasury of the Corporation at the price of $• per Warrant Share until 5:00 p.m. (Toronto time) on the Expiry Date, subject to adjustment and in accordance with the terms and conditions set out in the Warrant Indenture, after which such Warrants will become null and void.
The following summary of certain anticipated provisions of the Warrant Indenture does not purport to be complete and is subject in its entirety to the detailed provisions of the executed Warrant Indenture. Reference is made to the Warrant Indenture for the full text of the attributes of the Warrants, which will be filed on SEDAR under the issuer profile of the Corporation at www.sedar.com and with the SEC at www.sec.gov. A register of holders of Warrants will be maintained at the principal offices of the Warrant Agent in the City of Toronto, Province of Ontario, or at the principal offices of the Warrant Co-Agent in the City of New York, New York or such other place as may be designated in accordance with the Warrant Indenture. The holders of Warrants will not, as such, have any voting right or other right attached to the Warrant Shares until and unless the Warrants are duly exercised as provided for in the Warrant Indenture.
The Warrants will not be listed for trading on any stock exchange or market quotation system.
The Warrant Indenture will provide that the number of Warrant Shares which may be acquired by a holder of Warrants upon the exercise thereof will be subject to anti dilution provisions governed by the Warrant Indenture, including provisions for the appropriate adjustment of the class, number and price of the securities issuable under the Warrant Indenture upon the occurrence of certain events including:
(a)
the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of Common Shares by way of a stock dividend or other distribution (other than a distribution of Common Shares upon the exercise of any outstanding warrants, options or other convertible securities);

(b)
the subdivision, redivision or change of the Common Shares into a greater number of shares;

(c)
the consolidation, reduction or combination of the Common Shares into a lesser number of shares;

(d)
the issuance to all or substantially all of the holders of Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable or exercisable for or convertible into Common Shares, at a price per Common Share to the holder (or at an exchange, exercise or conversion price per share) of less than 95% of the “Current Market Price” (as defined in the Warrant Indenture) of Common Shares on such record date; and

(e)
the issuance or distribution to all or substantially all of the holders of Common Shares of (i) shares other than Common Shares, (ii) rights, options or warrants to acquire Common Shares, or securities exchangeable or exercisable for or convertible into Common Shares, (iii) evidences of indebtedness, or (iv) cash, securities or any property or other assets.

In the event of a fundamental transaction, as described in the Warrant Indenture and generally including the Corporation's consolidation or merger with or into another person, the Corporation effects any sale to another person of all or substantially all of its assets, tender offer or exchange offer whereby shareholders who tender shares represent more than 50% of the voting power of the Common Shares and the Corporation accepts such tender for payment, the sale of more than 50% of the Corporation’s outstanding Common Shares,or the Corporation effects any reclassification of the Common Shares or any compulsory share exchange pursuant to which the Common Shares are effectively converted into or exchanged for other securities, cash or property (each a “fundamental transaction”), the holders of the Warrants will be entitled to receive upon exercise of the Warrants such consideration as described in the Warrant Indenture.
The Warrant Indenture will provide that: (i) no adjustment to the exercise price for the Warrants will be required to be made unless such adjustment would result in a change of at least 1% in the exercise price for the

15

Warrants; and (ii) no adjustment to the number of Warrant Shares issuable upon exercise of the Warrants will be required to be made unless such adjustment would result in a change of at least one one-hundredth of a Warrant Share.
The Corporation will covenant in the Warrant Indenture, during the period in which the Warrants are exercisable, to give notice to holders of Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Warrant Shares issuable upon exercise of the Warrants, a prescribed number of days prior to the record date or effective date, as the case may be, of such event.
The Warrant Indenture will provide that, from time to time, the Warrant Agent and the Corporation, without the consent of the holders of Warrants, will be able to amend or supplement the Warrant Indenture for certain purposes, including rectifying any ambiguities, defective provisions, clerical omissions or mistakes, or other errors contained in the Warrant Indenture or in any deed or indenture supplemental or ancillary to the Warrant Indenture, provided that, in the opinion of the Warrant Agent, relying on legal counsel, the rights of the holders of Warrants, as a group, are not prejudiced thereby. Subject to the voting rights set forth in the Warrant Indenture, the rights of holders of the Warrants may , in certain circumstances, be modified by way of an extraordinary resolution passed by the affirmative vote of the holders of not less than 66 2∕3% of the aggregate number of all the then outstanding Warrants at a meeting duly called and held in accordance with the terms of the Warrant Indenture at which there are present in person or by proxy at least two holders representing at least 20 % of the aggregate number of all the then outstanding Warrants.
The Warrant Indenture will include certain beneficial ownership limitations under which Warrants will not be exercisable to the extent that, after giving effect to the issuance of the Warrant Shares issuable upon such exercise of the Warrants, the holder, together with its affiliates and other persons acting as a group with the holder or any of its affiliates, would beneficially own in excess of 4.99% of the number of Common Shares outstanding immediately after giving effect to such issuance. Such beneficial ownership limitation may be increased or decreased by the holder upon notice to the Corporation, to a maximum of 9.99%. Except as provided in the Warrant Indenture, beneficial ownership will be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. To the extent the beneficial ownership limitations apply, the determination of whether a Warrant is exercisable and of which portion of a Warrant is exercisable shall be in the sole discretion and at the sole responsibility of the holder, and the submission of an exercise notice in respect of any Warrants shall be deemed to be the holder’s determination of whether the Warrants are exercisable, and neither the Warrant Agent nor the Corporation will have any obligation to verify or confirm the accuracy of such determination.
Prior to the completion of this Offering, the Corporation will file with securities regulatory authorities in each of the Canadian Qualifying Jurisdictions and the SEC an additional prospectus supplement to the Prospectus covering the issuance of the Warrant Shares upon exercise of the Warrants for purposes of applicable U.S. securities laws (such additional prospectus supplement will not be filed in respect of, and will not qualify, any distribution of the Warrant Shares upon exercise of the Warrants in any Canadian Qualifying Jurisdiction under applicable Canadian securities laws). The Corporation will use commercially reasonable best efforts to maintain a registration statement effective until the earlier of the Expiry Date or such time as no Warrants remain outstanding (provided, however, that nothing shall prevent the Corporation’s amalgamation, arrangement, merger or sale, including any take-over bid, and any associated delisting or deregistration or ceasing to be a reporting issuer, provided that, so long as the Warrants are still outstanding and represent a right to acquire securities of the acquiring company, the acquiring company shall assume the Corporation’s obligations under the Warrant Indenture), which could require the additional filing of a new registration statement and/or base shelf prospectus and prospectus supplement if the current Prospectus is no longer usable.
If, at any time prior to the Expiry Date, the Corporation determines that no registration statement filed with the SEC is effective, or that its use is suspended, no holder of Warrants will be permitted to exercise Warrants unless an exemption or exclusion from the registration requirements of the U.S. Securities Act and applicable state securities laws is established to a reasonable satisfaction of the Corporation and the Warrant Agent, and the holders of Warrants will receive a notice of this determination from the Warrant Agent, together with written confirmation that the Warrants may, until the earlier of (x) a registration statement becoming effective or ceasing to be suspended and any prospectus supplement necessary in relation thereto having been filed and

16

(y) the Expiry Date, if the Current Market Price (as defined in the Warrant Indenture) of the Common Shares exceeds the exercise price for the Warrants, also be exercised by means of a “cashless exercise” in which the holder of Warrants will be entitled to receive a number of Common Shares determined on the basis of the excess of the Current Market Price over the exercise price for the Warrants.
The principal offices of the Warrant Agent in the City of Toronto, Province of Ontario, or at the principal offices of the Warrant Co-Agent in the City of New York, New York are the location at which Warrants may be surrendered for exercise or transfer.
There is no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants purchased under this Offering. This may affect the pricing of such Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of such Warrants and the extent of issuer regulation. See “Risk Factors”.
No fractional Warrant Shares will be issuable upon the exercise of any Warrants; instead any fractional Warrant Shares issuable will be rounded down to the nearest whole number or be exercisable only in combination with another Warrant or Warrants that in the aggregate entitle the holder to purchase a whole number of Warrant Shares, and no cash or other consideration in lieu of any interest in or claim to any fraction of a Warrant Share will be paid. Holders of Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares would have.
PLAN OF DISTRIBUTION
Pursuant to the Underwriting Agreement dated •, 2021 among the Corporation and the Underwriters named below, the Corporation has agreed to sell to the Underwriters, and each of the Underwriters has severally (and not jointly, nor jointly and severally) agreed to purchase, as principals, or cause to be purchased, on the Closing Date, the respective number of Units shown opposite its name below, at the Offering Price for aggregate gross proceeds of $• payable in cash to the Corporation against delivery of the Units, subject to compliance with all necessary legal requirements and the terms and conditions of the Underwriting Agreement. The Offering Price was determined by arm’s length negotiations between the Corporation and the Lead Underwriter, on behalf of the Underwriters, with reference to the prevailing market price of the Common Shares.
Underwriter	Number of Units
Canaccord Genuity	•
Cantor Fitzgerald	•
Total	•
The Underwriters are offering the Units, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Units, and other conditions contained in the Underwriting Agreement, such as the receipt by the Underwriters of officers’ certificates and legal opinions. The obligations of the Underwriters under the Underwriting Agreement are several and not joint (nor joint and several) and may be terminated at their discretion upon the occurrence of certain stated events. Such events include, but are not limited to (i) the occurrence of any material adverse change or any development that could reasonably be expected to result in a material adverse change, in the condition (financial or other), results of operations, business, properties, management or prospects of the Corporation and its subsidiary taken as a whole, whether or not arising in the ordinary course of business that is so material and adverse as to make it impractical or inadvisable to proceed with the offering of the Units, (ii) the occurrence of any material adverse change in the financial markets in the United States, Canada or the international financial markets, any declaration of a national emergency or war by the United States or Canada, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions (including, without limitation, as a result of terrorist activities), in each case the effect of which is such as to make it, in the judgment of the Lead Underwriter, impracticable or inadvisable to market the Units or to enforce contracts for the sale of the Units, (iii) (A) trading in any securities of the Corporation has been suspended or materially limited on Nasdaq or TSX by such exchange, the SEC, any applicable securities commissions or similar authorities in Canada, any qualifying authority or any other governmental authority

17

having jurisdiction, or (B) trading generally on the Nasdaq Stock Market or the TSX has been suspended or limited, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by any of said exchanges or by order of the SEC, the Financial Industry Regulatory Authority, Inc. (“FINRA”) or any other governmental authority, or (C) the occurrence of a material disruption in commercial banking or securities settlement or clearance services in the United States or Canada, or (iv) declaration of a banking moratorium by either United States federal, Canadian federal or New York authorities. The Underwriters are, however, obligated, to take up and pay for (or cause the payment for) all of the Units if any of the Units are purchased under the Underwriting Agreement. The Underwriters may offer selling group participation to other registered dealers, with compensation to be negotiated between the Underwriters and such selling group participants, but at no additional cost to the Corporation. Pursuant to the terms of the Underwriting Agreement, the Corporation has agreed to pay certain expenses incurred by the Underwriters in connection with the Offering. The Corporation has also agreed pursuant to the terms of the Underwriting Agreement to indemnify the Underwriters, their affiliates and their respective directors, employees, shareholders and agents against certain liabilities, including liabilities under the U.S. Securities Act, and expenses and to contribute to payments that the Underwriters may be required to make in respect thereof.
The Warrants will be issued under the Warrant Indenture (as defined herein) to the investors. Each whole Warrant will entitle the holder thereof to purchase one Common Share at a price of $• at any time until • (Toronto time) on the Expiry Date. The Warrant Indenture will contain provisions designed to protect the holders of Warrants against dilution upon the happening of certain events. No fractional Common Shares will be issued upon the exercise of any Warrants.
Commissions and Discounts
In consideration for the services provided by the Underwriters in connection with the Offering and pursuant to the terms of the Underwriting Agreement, the Corporation has agreed to pay the Underwriters the Underwriters’ Commission, equal to •% of the aggregate gross proceeds of the Offering. The compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Units is less than the gross proceeds paid by the Underwriters to the Corporation. Any such reduction will not affect the proceeds received by the Corporation.
The Underwriters propose to offer the Units to the public initially at the Offering Price and to dealers at that price less a concession not in excess of $• per Unit. Without affecting the firm obligation of the Underwriters to purchase the Units in accordance with the Underwriting Agreement, the Underwriters may decrease the Offering Price of the Units which they sell under this Prospectus Supplement after they have made a reasonable effort to sell all such Units at the Offering Price. The sale by the Underwriters of Units at a price of less than the Offering Price will have the effect of reducing the compensation realized by the Underwriters by the amount that the aggregate price paid by the purchasers for Units is less than the gross proceeds paid by the Underwriters for the Units.
The following table shows the public Offering Price, underwriting discounts and commissions and proceeds before expenses to the Corporation.
	Per Unit		Total
Public offering price	$	•	$	•
Underwriting discounts and commissions	$	•	$	•
Proceeds, before expenses, to the Corporation(1)	$	•	$	•

Note:
(1)
Excluding any proceeds the Corporation may receive from the exercise of the Warrants.

It is estimated that expenses payable by the Corporation in connection with this Offering, other than the underwriting discounts and commissions referred to above, will be approximately $•. The Corporation has also agreed to reimburse the Underwriters for up to $250,000 for certain FINRA-related and other expenses incurred in connection with this Offering. In accordance with FINRA Rule 5110, this reimbursement is deemed underwriting compensation for this Offering.

18

The Offering Price for the Units offered in the U.S. and in Canada is payable in U.S. dollars only. All of the proceeds of the Offering will be paid to the Corporation by the Underwriters in U.S. dollars based on the U.S. dollar Offering Price.
Price Stabilization, Short Positions and Penalty Bids
In connection with the Offering, the Underwriters may purchase and sell Common Shares in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the Underwriters of a greater number of shares than they are required to purchase in the offering. Because the Corporation has not granted the underwriters an option to purchase additional Units from the Corporation, the Underwriters must close out any short position by purchasing Common Shares in the open market. A short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Common Shares in the open market after pricing that could adversely affect investors who purchase in the Offering. Stabilizing transactions consist of various bids for or purchases of Common Shares made by the Underwriters in the open market prior to the closing of the Offering.
The Underwriters may also impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the Underwriters have repurchased shares sold by or for the account of such Underwriter in stabilizing or short covering transactions.
Similar to other purchase transactions, the Underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the Common Shares or preventing or retarding a decline in the market price of the Common Shares. As a result, the price of the Common Shares may be higher than the price that might otherwise exist in the open market. The Underwriters may conduct these transactions on Nasdaq, the TSX, in the over-the-counter market or otherwise.
Neither the Corporation nor any of the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Shares. In addition, neither the Corporation nor any of the Underwriters make any representation that the Underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
Electronic Distribution
In connection with the Offering, certain of the Underwriters or securities dealers may distribute this Prospectus Supplement and the Base Shelf Prospectus electronically.
Settlement
The Unit Shares and Warrants underlying the Units will be ready for delivery through the facilities of the DTC or CDS, as the case may be, on the Closing Date. It is expected that the Corporation will arrange for the instant deposit of the Unit Shares and Warrants underlying the Units under the book-based system of registration, to be registered to DTC, CDS or their nominee, as the case may be, and deposited with DTC, CDS or their nominee, as the case may be. No certificates evidencing the Unit Shares or Warrants underlying the Units will be issued to purchasers of the Units. Purchasers of the Unit Shares and Warrants will receive only a customer confirmation from the Underwriters or other registered dealer who is a DTC or CDS participant, as the case may be, and from or through whom a beneficial interest in the Unit Shares and Warrants is purchased.
We expect that delivery of the Unit Shares and Warrants underlying the Units will be made to investors on or about the Closing Date, which is the second business day following the date of pricing of the Units (such settlement being referred to as “T+2”).
Nasdaq and Toronto Stock Exchange Listing
The Common Shares are listed on the TSX and Nasdaq under the symbol “CRDL”. An application has been made to list the Unit Shares and Warrant Shares on the TSX and Nasdaq. Listing of the Unit Shares and Warrant Shares will be subject to the Corporation fulfilling the listing requirements of the TSX and Nasdaq.

19

Closing of the Offering is subject to usual closing conditions. There is no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants purchased under this Offering. In addition, the Warrants will not be listed for trading on the TSX, Nasdaq or any other stock exchange following the Closing Date. This may affect the pricing of such Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of such Warrants and the extent of issuer regulation.
Standstill and Lock-Up Agreements
The Corporation has agreed that, during the period commencing on the date hereof and ending 90 days following the Closing Date, it will not, without the prior written consent of the Lead Underwriter, (i) directly or indirectly, offer, hypothecate, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or file any registration statement under the U.S. Securities Act of 1933, as amended, with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Shares, whether any such swap or transaction described in clause (i) or (ii) is to be settled by delivery of Common Shares or such other securities, in cash or otherwise, other than (A) the Common Shares to be sold hereunder, (B) any Common Shares issued by the Corporation upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof, (C) any Common Shares issued or options to purchase Common Shares granted pursuant to existing employee benefit plans of the Corporation; (D) any Common Shares issued pursuant to any existing non-employee director stock plan or dividend reinvestment plan; (E) the filing by the Corporation of any registration statement on Form S-8 or a successor form thereto, or (F) transfers of Common Shares to the Corporation for the primary purpose of satisfying any tax or other governmental withholding obligation with respect to Common Shares issued upon the exercise of an option or warrant or the conversion of a security.
It is a condition of closing in favor of the Underwriters that all executive officers and directors of the Corporation will enter into agreements with the Lead Underwriter, pursuant to which each of such individuals will agree not to, for a period ending on the date that is 90 days following the Closing Date, without the prior written consent of the Lead Underwriter, directly or indirectly, (i) offer, sell, assign, transfer, hypothecate, pledge, contract to sell, lend or otherwise dispose of, or announce the intention to otherwise dispose of, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, (ii) enter into any swap, hedge or similar agreement or arrangement that transfers, is designed to transfer or reasonably could be expected to transfer, in whole or in part, the economic risk of ownership of the Common Shares or securities convertible into or exercisable or exchangeable for Common Shares, or (iii) engage in any short selling of the Common Shares or securities convertible into or exercisable or exchangeable for Common Shares, subject to limited exceptions which include: transfers of securities as a bona fide gift, by will or intestate succession or by operation of law or pursuant domestic relations order; transfers of securities to any member of the immediate family to a trust the beneficiaries of which are exclusively the holder or members of the holder’s immediate family; transfers of securities by a partnership to its partners, by a limited liability company to its members or by a corporation to its shareholders; transfers of securities to the holder’s affiliates; or to the Corporation in satisfaction of any tax withholding obligation. In addition, the lock-up agreements do not limit, subject to certain conditions, (i) the exercise or exchange by the holder of any option or warrant to acquire any Common Shares, provided that the underlying securities continue to be subject to the transfer restrictions, (ii) certain transfers to immediate family and affiliates, (iii) the transfer of securities upon the completion of a bona fide tender offer or take-over bid to all holders of Common Shares involving a change of control, provided that if such transaction is not completed, the holder’s securities remain subject to the transfer restrictions, (iv) transfers to satisfy tax withholding obligations pursuant to the Corporation’s equity incentive plans or arrangements, including in connection with the vesting of options granted thereunder, or the expiration and cancellation of any options or warrants in accordance with their terms, (v) transactions relating to Common Shares or other securities convertible into or exercisable or exchangeable for Common Shares acquired in open market transactions after completion of the Offering, and (vi) the establishment of certain 10b5-1 trading plans under the Exchange Act or pursuant to the corresponding provisions of Canadian securities laws.

20

Other Relationships
The Underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the Underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with the Corporation and its affiliates, for which they may in the future receive customary fees, commissions and expenses.
In addition, in the ordinary course of their business activities, the Underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers.
Sales Inside the United States and Canada
The Offering is being made concurrently in the United States and in all of the provinces and territories of Canada, except Québec. The Units will be offered in the United States through certain of the Underwriters, either directly or indirectly, through their respective U.S. broker-dealer affiliates or agents. The Units will be offered in certain provinces and territories of Canada through those Underwriters or their affiliates who are registered to offer the Units for sale in such provinces and such other registered dealers as may be designated by the Underwriters. Subject to applicable law and the provisions of the Underwriting Agreement, the Underwriters may offer the Units outside of the United States and Canada.
The Offering is being made in Canada and in the United States pursuant to the MJDS implemented by the securities regulatory authorities in the United States and Canada. The Units will be offered in the United States and Canada by the Underwriters either directly or through their U.S. or Canadian broker-dealer affiliates or agents, as applicable. Subject to applicable law and the provisions of the Underwriting Agreement, the Underwriters may offer the Units outside of the United States and Canada.
Sales Outside the United States and Canada
No action has been taken in any jurisdiction (except the United States and Canada) that would permit a public offering of the Units, or the possession, circulation or distribution of this Prospectus Supplement, the accompanying Base Shelf Prospectus or any other material relating to the Corporation or the Units in any jurisdiction where action for that purpose is required. Accordingly, the Units may not be offered or sold, directly or indirectly, and none of this Prospectus Supplement, the accompanying Base Shelf Prospectus or any other offering material or advertisements in connection with the offering of the Units may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.
Each of the Underwriters may arrange to sell the Units in certain jurisdictions outside the United States and Canada, either directly or through affiliates, where they are permitted to do so.
Australia
This document does not constitute a prospectus, product disclosure statement or other disclosure document under the Australia’s Corporations Act, 2001 (Cth) (the “Corporations Act”) of Australia. This document has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this document in Australia:
You confirm and warrant that you are either:
•
a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

•
a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made; or

•
a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

21

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance.
You warrant and agree that you will not offer any of the shares issued to you pursuant to this document for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.
European Economic Area
In relation to each member state of the European Economic Area (each a “Member State”), no securities have been offered or will be offered pursuant to the offer described herein in that Member State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that the securities may be offered to the public in that Member State at any time:
•
to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

•
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

•
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of securities shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
Each person in a Member State who acquires any securities in the offer or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the issuer and the underwriters that it is a qualified investor within the meaning of the Prospectus Regulation.
In the case of any securities being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed to and with the issuer and the underwriters that the securities acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Member State to qualified investors, in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale. Neither the issuer nor the underwriters have authorised, nor do they authorise, the making of any offer of securities through any financial intermediary, other than offers made by the underwriters which constitute the final placement of securities contemplated in this document.
The Corporation and the Underwriters and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.
For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase, or subscribe for, any securities and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
In Member States, this document is being distributed only to, and is directed only at, persons who are “qualified investors” within the meaning of Article 2(e) of the Prospectus Regulation (“Qualified Investors”). This document must not be acted on or relied on in any Member State by persons who are not Qualified Investors. Any investment or investment activity to which this document relates is available in any Member State only to Qualified Investors and will be engaged in only with such persons.
Hong Kong
No securities have been, may be or will be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent;

22

or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made thereunder; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding UP and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “C(WUMP)O”), or which do not constitute an offer to the public within the meaning of the C(WUMP)O. No document, invitation or advertisement relating to the securities has been issued or may be issued or will be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.
This document has not been and will not be registered with the Registrar of Companies in Hong Kong. Accordingly, this document may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this document and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.
Japan
The offering has not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948 of Japan, as amended) (the “FIEA”), and the Initial Purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan.
Singapore
This document has not been and will not be lodged or registered with the Monetary Authority of Singapore. Accordingly, this document and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase of the securities may not be issued, circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person as defined under Section 275(2) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA and where (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018 , or (iii) otherwise pursuant to, and in accordance with the conditions of any other applicable provision of the SFA. In the event that you are not an investor falling within any of the categories set out above, please return this document immediately. You may not forward or circulate this document to any other person in Singapore.
No offer is made to you with a view to the securities being subsequently offered for sale to any other party. There are on-sale restrictions that may be applicable to investors who acquire securities. As such, investors are advised to acquaint themselves with the provisions of the SFA relating to resale restrictions and comply accordingly.
Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
•
a corporation (which is not an accredited investor as defined under Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

23

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable within six months after that corporation or that trust has acquired the securities under Section 275 of the SFA except:
•
to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•
where no consideration is given for the transfer;

•
where the transfer is by operation of law;

•
as specified in Section 276(7) of the SFA; or

•
as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018 of Singapore.

Switzerland
The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, the issuer or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.
Israel
This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In the State of Israel, this document is being distributed only to, and is directed only at, and any offer of the shares is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals”, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.
United Kingdom
In relation to the United Kingdom, no securities have been offered or will be offered pursuant to the offer described herein to the public in the United Kingdom prior to the publication of a prospectus in relation to the securities which has been approved by the UK Financial Conduct Authority, except that the securities may be offered to the public in the United Kingdom at any time:
•
to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

24

•
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

•
in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (as amended) (the “FSMA”),

provided that no such offer of the securities shall require the issuer or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.
Each person in the United Kingdom who acquires any securities in the offer or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the issuer and the underwriters that it is a qualified investor within the meaning of the UK Prospectus Regulation.
In the case of any securities being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed to and with the issuer and the underwriters that the securities acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the United Kingdom to qualified investors, in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale. Neither the issuer nor the underwriters have authorised, nor do they authorise, the making of any offer of securities through any financial intermediary, other than offers made by the underwriters which constitute the final placement of securities contemplated in this document.
The issuer and the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.
For the purposes of this provision, the expression an “offer to the public” in relation to the securities in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase or subscribe for any securities and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of United Kingdom law by virtue of the European Union (Withdrawal) Act 2018.
In the United Kingdom, this document is being distributed only to, and is directed only at, persons who are “qualified investors” within the meaning of Article 2(e) of the UK Prospectus Regulation who are also: (i) persons who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”); (ii) persons falling within Article 49(2) of the Order; or (iii) persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. Any investment or investment activity to which this document relates is available in the United Kingdom only to relevant persons and will be engaged in only with such persons.
Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) may only be communicated or caused to be communicated in connection with the issue or sale of the securities in circumstances in which Section 21(1) of the FSMA does not apply. All applicable provisions of the FSMA and the Order must be complied with in respect of anything done by any person in relation to the securities in, from or otherwise involving the United Kingdom.

25

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
In the opinion of Borden Ladner Gervais LLP, counsel to the Corporation, and Torys LLP, counsel to the Underwriters, the following summary, as of the date hereof, fairly presents the principal Canadian federal income tax considerations generally applicable under the Tax Act to the acquisition, holding and disposition of the Unit Shares, Warrant Shares and Warrants by a holder who acquires, as beneficial owner, the Units pursuant to this Prospectus. For purposes of this summary, the term “Common Shares” shall also include the Unit Shares and any Warrant Shares acquired upon the exercise of the Warrants, unless the context otherwise requires. This summary applies only to a holder who is a beneficial owner of Common Shares and Warrants acquired pursuant to this Offering and who, for the purposes of the Tax Act, and at all relevant times: (i) deals at arm’s length with the Corporation and the Underwriters; (ii) is not affiliated with the Corporation or the Underwriters; and (iii) holds the Common Shares and Warrants as capital property (a “Holder”).
Common Shares and Warrants will generally be considered to be capital property to a Holder unless they are held in the course of carrying on a business of trading or dealing in securities or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade.
This summary is not applicable to a Holder (i) that is a “financial institution” (as defined in the Tax Act for the purposes of the mark-to-market rules), (ii) an interest in which would be a “tax shelter investment” (as defined in the Tax Act), (iii) that is a “specified financial institution” (as defined in the Tax Act), (iv) that has elected to report its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian currency, (v) that has entered or will enter into a “derivative forward agreement” or “synthetic disposition arrangement” (each as defined in the Tax Act) with respect to the Common Shares or Warrants, (vi) that receives dividends on the Common Shares under or as part of a “dividend rental arrangement” (as defined in the Tax Act), (vii) that is exempt from tax under Part I of the Tax Act, or (viii) that is a corporation resident in Canada, and is, or becomes, or does not deal at arm's length with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of Common Shares and Warrants, controlled by a non-resident corporation, individual or trust (or a group of such persons that do not deal at arm's length) for the purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors to determine the tax consequences to them of the acquisition, holding and disposition of our Common Shares.
This summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of Units.
This summary is based upon: (i) the current provisions of the Tax Act and the regulations thereunder (“Regulations”) in force as of the date hereof; (ii) all specific proposals (“Proposed Amendments”) to amend the Tax Act or the Regulations that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof; and (iii) counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”). No assurance can be given that the Proposed Amendments will be enacted or otherwise implemented in their current form, if at all. If the Proposed Amendments are not enacted or otherwise implemented as presently proposed, the tax consequences may not be as described below in all cases. Other than the Proposed Amendments, this summary does not take into account or anticipate any changes in law, administrative policy or assessing practice, whether by legislative, regulatory, administrative, governmental or judicial decision or action, nor does it take into account other federal laws, the laws of any province or territory of Canada or the laws of any jurisdiction outside of Canada.
This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Accordingly, Holders should consult their own tax advisors with respect to their particular circumstances.
Allocation of Cost
Holders will be required to allocate on a reasonable basis their cost of each Unit between the Unit Share and the Warrant in order to determine their respective costs for purposes of the Tax Act. For its purposes, the Corporation intends to allocate $• to each Unit Share and $• to each Warrant (with each half Warrant priced at $•). Although the Corporation believes that its allocation is reasonable, it is not binding on the CRA or a Holder, and the CRA may not agree with such allocation. Counsel expresses no opinion with respect to such allocations.

26

The adjusted cost base to a Holder of each Unit Share comprising a part of a Unit acquired pursuant to this Offering will be determined by averaging the cost of such Unit Share with the adjusted cost base to such Holder of all other Common Shares (if any) held by the Holder as capital property immediately prior to the acquisition.
Exercise of Warrants
No gain or loss will be realized by a Holder upon the exercise of a Warrant to acquire a Warrant Share and the exercise of a Warrant to acquire a Warrant Share will be deemed not to constitute a disposition of property for purposes of the Tax Act.
When a Warrant is exercised, the Holder’s cost of the Warrant Share acquired thereby will be the aggregate of the Holder’s adjusted cost base of such Warrant and the exercise price paid for the Warrant Share. The Holder’s adjusted cost base of the Warrant Share so acquired will be determined by averaging such cost with the adjusted cost base (determined immediately before the acquisition of the Warrant Share) to the Holder of all Common Shares owned by the Holder as capital property immediately prior to such acquisition.
Holders Resident in Canada
This section of the summary applies to a Holder who, at all relevant times, is, or is deemed to be, resident in Canada for the purposes of the Tax Act (a “Resident Holder”). Certain Resident Holders whose Common Shares might not otherwise qualify as capital property may be entitled to make the irrevocable election provided by subsection 39(4) of the Tax Act to have the Common Shares and every other “Canadian security” (as defined in the Tax Act) owned by such purchaser in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Such election is not available in respect of Warrants. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available and/or advisable in their particular circumstances.
Expiry of Warrants
In the event of the expiry of an unexercised Warrant, a Resident Holder generally will realize a capital loss equal to the Resident Holder’s adjusted cost base of such Warrant. The tax treatment of capital gains and capital losses is discussed in greater detail below under “Holders Resident in Canada — Taxation of Capital Gains and Capital Losses”.
Dividends
A Resident Holder will be required to include in computing its income for a taxation year any taxable dividends received or deemed to be received on the Common Shares.
Such dividends received by a Resident Holder that is an individual (other than certain trusts) will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit in respect of dividends designated by the Corporation as “eligible dividends”. There may be limitations on the ability of the Corporation to designate dividends as eligible dividends.
A dividend received or deemed to be received by a Resident Holder that is a corporation must be included in computing its income but will generally be deductible in computing the corporation’s taxable income, subject to all of the rules and restrictions under the Tax Act in that regard. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Such Resident Holders should consult their own tax advisors.
A Resident Holder that is a “private corporation” (as defined in the Tax Act) or a “subject corporation” (as defined in the Tax Act), will generally be liable to pay a tax under Part IV of the Tax Act (refundable under certain circumstances) on dividends received (or deemed to be received) on the Common Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the year.

27

Dispositions of Common Shares and Warrants
A disposition or a deemed disposition of a Common Share (except to the Corporation, other than a purchase by the Corporation in the open market, if the Corporation acquired the Common Share in the manner in which shares would normally be purchased by any member of the public in the open market) or Warrant (other than the exercise of a Warrant) by a Resident Holder will generally result in the Resident Holder realizing a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Common Share or Warrant, as the case may be, exceed (or are less than) the aggregate of the adjusted cost base to the Resident Holder thereof and any reasonable costs of disposition. Such capital gain (or capital loss) will be subject to the tax treatment described below under “Taxation of Capital Gains and Capital Losses”.
Taxation of Capital Gains and Capital Losses
A Resident Holder will generally be required to include in computing its income for the taxation year of disposition, one-half of the amount of any capital gain (a “taxable capital gain”) realized in such year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder will be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) against taxable capital gains realized in the taxation year of disposition. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act.
The amount of any capital loss realized on the disposition or deemed disposition of a Common Share by a Resident Holder that is a corporation may, in certain circumstances, be reduced by the amount of dividends received or deemed to have been received by it on such Common Shares to the extent and under the circumstances specified in the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares or where a partnership or trust, of which a corporation is a member or a beneficiary, is a member of a partnership or a beneficiary of a trust that owns Common Shares. Resident Holders to whom these rules may be relevant should consult their own tax advisors.
Refundable Tax Applicable to Certain Private Corporations
A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a tax (refundable under certain circumstances) on its “aggregate investment income” (as defined in the Tax Act) for the year, including taxable capital gains.
Alternative Minimum Tax
In general terms, a Resident Holder that is an individual (other than certain trusts) that receives or is deemed to have received taxable dividends on the Common Shares or realizes a capital gain on the disposition or deemed disposition of Common Shares or Warrants may be liable for alternative minimum tax under the Tax Act. Resident Holders that are individuals should consult their own tax advisors in this regard.
Holders Not Resident in Canada
This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act: (i) is not, and is not deemed to be, resident in Canada; and (ii) does not use or hold, and is not deemed to use or hold, the Common Shares or Warrants in connection with carrying on a business in Canada (a “Non-Resident Holder”). This summary does not apply to a Holder that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere or that is an “authorized foreign bank” (as defined in the Tax Act) and such Holders should consult their own tax advisors.
Dividends
Dividends paid or credited or deemed under the Tax Act to be paid or credited by the Corporation to a Non-Resident Holder on the Common Shares will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax convention between Canada and the country in which the Non-Resident Holder is

28

resident. For example, where a Non-Resident Holder is a resident of the United States, is fully entitled to the benefits under the Canada-United States Tax Convention (1980), as amended, and is the beneficial owner of the dividend, the applicable rate of Canadian withholding tax is generally reduced to 15%.
Dispositions of Common Shares and Warrants
A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition or deemed disposition of a Common Share or Warrant unless the Common Share or Warrant (as applicable) is, or is deemed to be, “taxable Canadian property” of the Non-Resident Holder for the purposes of the Tax Act at the time of disposition and the Non-Resident Holder is not entitled to an exemption under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.
Generally, a Common Share or Warrant (as applicable) will not constitute taxable Canadian property of a Non-Resident Holder provided that the Common Shares are listed on a “designated stock exchange” for the purposes of the Tax Act (which currently includes the TSX) at the time of disposition, unless at any time during the 60 month period immediately preceding the disposition, (i) at least 25% of the issued shares of any class or series of the capital stock of the Corporation were owned by or belonged to one or any combination of (a) the Non- Resident Holder, (b) persons with whom the Non- Resident Holder did not deal at arm’s length for purposes of the Tax Act, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) at such time, more than 50% of the fair market value of such shares was derived, directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act), or options in respect of, interests in, or for civil law rights in, such properties, whether or not such property exists. A Common Share may be deemed to be “taxable Canadian property” in certain other circumstances.
In cases where a Non-Resident Holder disposes (or is deemed to have disposed) of a Common Share or Warrant that is taxable Canadian property of that Non-Resident Holder, and the Non-Resident Holder is not entitled to an exemption under an applicable income tax convention, the consequences described above under the headings “Holders Resident in Canada — Dispositions of Common Shares and Warrants” and “Holders Resident in Canada — Taxation of Capital Gains and Capital Losses” will generally be applicable to such disposition. Such Non-Resident Holders should consult their own tax advisors.

29

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion reflects the opinion of Troutman Pep per Hamilton Sanders LLP, U.S. counsel to the Corporation, and describes the material U.S. federal income tax consequences of the acquisition, ownership, exercise, and disposition of the Units, Unit Shares, and Warrants (collectively, the “Securities”) that are applicable to a U.S. Holder, as defined below, that acquires the Securities pursuant to this Prospectus Supplement. The holder of a Unit generally should be treated, for U.S. federal income tax purposes, as the owner of the underlying components of the Unit, namely one Unit Share and one half of a Warrant. As a result, the discussion below with respect to actual holders of Unit Shares and Warrants should also apply to holders of Units (as the deemed owners of the underlying Unit Shares and Warrants that comprise the Units). This discussion is not a complete analysis or listing of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the information set forth below deals only with U.S. Holders that will hold Securities as capital assets for U.S. federal income tax purposes (generally, property held for investment) and that do not own, directly or through attribution, 10 percent or more of the total combined voting power of all classes of Corporation stock entitled to vote or 10 percent or more of the total value of shares of all classes of Corporation stock. In addition, this discussion of the U.S. federal income tax consequences does not address the tax treatment of special classes of U.S. Holders, such as: financial institutions; regulated investment companies; real estate investment trusts; tax-exempt entities; insurance companies; persons holding the Securities as part of a hedging, integrated or conversion transaction, constructive sale or “straddle”; persons who acquired the Securities through the exercise or cancellation of employee stock options or otherwise as compensation for their services; U.S. expatriates; persons subject to the alternative minimum tax; persons that generally mark their securities to market for U.S. federal income tax purposes; dealers or traders in securities or currencies; or holders whose functional currency is not the U.S. dollar.
This discussion does not address estate and gift tax, any U.S. federal tax other than income tax, or tax consequences under any state, local or foreign laws.
For purposes of this section, a “U.S. Holder” is a beneficial owner of the Securities that is: (1) an individual citizen of the United States or a resident alien of the United States as determined for U.S. federal income tax purposes; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
If a partnership or other pass-through entity is a beneficial owner of the Securities, the tax treatment of a partner or other owner will generally depend upon the status of the partner (or other owner) and the activities of the entity. A U.S. Holder that is a partner (or other owner) of a pass-through entity that acquires Securities is urged to consult its own tax advisor regarding the tax consequences of acquiring, owning and disposing of Securities.
The following discussion is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations, U.S. judicial decisions and administrative pronouncements, all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. The Company has not requested, and will not request, a ruling from the IRS with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described herein.
The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Securities and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Prospective purchasers are urged to consult their own tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable foreign, tax laws of the acquisition, ownership and disposition of Securities.

30

Allocation of Purchase Price and Characterization of a Unit
No statutory, administrative or judicial authority directly addresses the treatment of a Unit or instruments similar to a Unit for U.S. federal income tax purposes and, therefore, that treatment is not entirely clear. The acquisition of a Unit should be treated for U.S. federal income tax purposes as the acquisition of one Unit Share and one half of one Warrant. We intend to treat the acquisition of a Unit in this manner and, by purchasing a Unit, you will agree to adopt such treatment for tax purposes. For U.S. federal income tax purposes, each holder of a Unit must allocate the purchase price paid by such holder for such Unit between the one Unit Share and the one half of one Warrant based on the relative fair market value of each at the time of issuance. Each investor must make his or her own determination of such value based on all the relevant facts and circumstances. The price allocated to the Unit Share and Warrant should be the stockholder’s tax basis in such Unit Share or Warrant, as the case may be. Any disposition of a Unit should be treated for U.S. federal income tax purposes as a disposition of the one Unit Share and one half of one Warrant comprising the Unit, and the amount realized on the disposition should be allocated between the one Unit Share and one half of one Warrant based on their respective relative fair market values at the time of disposition (as determined by each such Unit holder based on all relevant facts and circumstances).
The foregoing treatment of the Unit and a holder’s purchase price allocation are not binding on the Internal Revenue Service (“IRS”) or the courts. Because there are no authorities that directly address instruments that are similar to the Units, no assurance can be given that the IRS or the courts will agree with the characterization described above or the discussion below. Accordingly, each prospective investor is urged to consult its own tax advisors regarding the tax consequences of an investment in a Unit (including alternative characterizations of a Unit). The balance of this discussion assumes that the characterization of the Units described above is respected for U.S. federal income tax purposes.
Exercise, Disposition or Expiration of Warrants
Exercise of Warrants
A U.S. Holder generally should not recognize gain or loss on the exercise of a Warrant and related receipt of a Warrant Share. A U.S. Holder’s initial tax basis in the Warrant Share received on the exercise of a Warrant should be equal to the sum of (a) such U.S. Holder’s tax basis in such Warrant plus (b) the exercise price paid by such U.S. Holder on the exercise of such Warrant. Subject to the discussion under “Passive Foreign Investment Company Considerations” below, a U.S. Holder’s holding period for the Warrant Share received on the exercise of a Warrant should generally begin on the date following the date of exercise of the Warrant, and should not include any period for which the U.S. Holder held the Warrant. The U.S. federal income tax treatment of a cashless exercise of a Warrant is uncertain. Each U.S. Holder should consult its own tax advisor regarding the proper treatment of any cashless exercise of a Warrant and the tax basis in, and the holding period for, the Warrant Share received on such exercise.
Sale or Other Taxable Disposition of Warrants
A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of a Warrant in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Warrant sold or otherwise disposed of. Subject to the discussion under “Passive Foreign Investment Company Considerations” below, any such gain or loss generally will be a capital gain or loss which will be long-term capital gain or loss if the Warrant is held for more than one year.
Expiration of Warrants Without Exercise
Upon the lapse or expiration of a warrant, a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder’s tax basis in the Warrant. Any such loss generally will be a capital loss and will be long-term capital loss if the Warrants are held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.

31

Certain Adjustments to the Warrants
An adjustment to the number of Warrant Shares that will be issued on the exercise of the Warrants, or an adjustment to the exercise price of the Warrants, may be treated as a constructive distribution to a U.S. Holder of the Warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in the “earnings and profits” or assets of the Company, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to shareholders of the Corporation). An adjustment made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders of the Warrants generally should not be considered to result in a constructive distribution. Each U.S. Holder is urged to consult its own tax advisor regarding the proper treatment of any adjustment to the number of Warrant Shares that will be issued on the exercise of the Warrants or an adjustment to the exercise price of the Warrants.
Ownership and Disposition of Units Shares or Warrant Shares
The following discussion is subject in its entirety to the rules described below under the heading “Passive Foreign Investment Company Considerations”.
Distributions
Subject to the PFIC rules discussed below, the gross amount of any distribution made by the Company (without reduction for any Canadian income tax withheld from such distribution) will generally be subject to U.S. federal income tax as dividend income to the extent paid out of the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such amount will be includable in gross income by a U.S. Holder as ordinary income on the date that the U.S. Holder actually or constructively receives the distribution in accordance with its regular method of accounting for U.S. federal income tax purposes. The amount of any distribution made by the Company in property other than cash will be the fair market value of such property on the date of the distribution. Dividends paid by the Company will not be eligible for the dividends received deduction allowed to corporations.
Dividends paid to a non-corporate U.S. Holder by a “qualified foreign corporation” may be subject to reduced rates of taxation if certain holding period and other requirements are met. A qualified foreign corporation generally includes a foreign corporation if (i) its common shares are readily tradable on an established securities market in the United States or it is eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information program and which the U.S. Treasury has determined is satisfactory for these purposes and (ii) if such foreign corporation is not a PFIC for either the taxable year in which the dividend is paid or the preceding taxable year. The Unit Shares comprising a Unit are readily tradable on the Nasdaq, an established securities market in the United States, and the Corporation may be eligible for the benefits of the Treaty. Accordingly, subject to the PFIC rules, a non-corporate U.S. Holder may qualify for the reduced rate on dividends so long as the applicable holding period requirements are met. U.S. Holders should consult their own tax advisors regarding the availability of the reduced tax rate on dividends in light of their particular circumstances.
To the extent that a distribution exceeds the amount of the Company’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in the U.S. Holder’s adjusted tax basis in the Securities held by such U.S. Holder (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by such U.S. Holder upon a subsequent disposition of the Securities), with any amount that exceeds the adjusted tax basis being treated as a capital gain recognized on a sale, exchange or other taxable disposition (as discussed below). However, the Company may not maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, and a U.S. Holder should therefore assume that any distribution by the Corporation with respect to the Securities will be treated as dividends for U.S. federal income tax purposes.
In general, any Canadian withholding tax imposed on dividend payments in respect of the Warrant Shares or Unit Shares will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, at a U.S. Holder’s election, may, in certain circumstances, be deducted in computing taxable income). Dividends paid on the Unit Shares or Warrant Shares will be treated as foreign-source income, and generally will be treated as “passive category income” for U.S. foreign tax credit purposes. The

32

Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. Accordingly, U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.
Sale, Exchange or Other Taxable Disposition of Securities
A U.S. Holder generally will recognize gain or loss upon the sale, exchange or other taxable disposition of the Warrant Shares or Unit Shares in an amount equal to the difference between (i) the amount realized upon the sale, exchange or other taxable disposition and (ii) such U.S. Holder’s adjusted tax basis in the Warrant Shares or Unit Shares, respectively. Generally, subject to the application of the PFIC rules discussed below, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, the U.S. Holder has held the Warrant Shares or Unit Shares for more than one year. For individual U.S. Holders, long-term capital gains are subject to taxation at favorable rates. The deductibility of capital losses is subject to limitations under the Code. Gain or loss, if any, realized upon a sale, exchange or other taxable disposition of the Warrant Shares or Unit Shares will be treated as having a United States source for U.S. foreign tax credit limitation purposes. Consequently, a U.S. Holder may not be able to use any foreign tax credits arising from any Canadian tax imposed on the sale, exchange or other taxable disposition of the Unit Shares or Warrant Shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources or unless an applicable treaty provides otherwise.
Passive Foreign Investment Company Considerations
Special, generally unfavorable, U.S. federal income tax rules apply to U.S. persons owning stock of a PFIC. A foreign corporation will be considered a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look through” rules, either (1) at least 75 percent of its gross income is “passive” income (the “income test”) or (2) at least 50 percent of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). For purposes of determining whether a foreign corporation will be considered a PFIC, such foreign corporation will be treated as holding its proportionate share of the assets and receiving directly its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25 percent (by value) of the stock. PFIC status is fundamentally factual in nature. It generally cannot be determined until the close of the taxable year in question and is determined annually.
Based upon the current and expected composition of our income and assets, we believe that we were a PFIC for the taxable year ended December 31, 2020 and expect that we may be a PFIC for the current taxable year. The determination of PFIC status for any year is very fact specific, being based on the types of income the Corporation earns and the types and value of the Corporation’s assets from time to time, all of which are subject to change, as well as, in part, the application of complex U.S. federal income tax rules, which are subject to differing interpretations. As a result, there can be no assurance in this regard, and the IRS may challenge the Corporation’s classification. Accordingly, it is possible that the Corporation may be classified as a PFIC in a past year, in the current taxable year, or in future years. If the Corporation is classified as a PFIC in any year during which a U.S. Holder holds the Securities, the Corporation generally will continue to be treated as a PFIC as to such U.S. Holder in all succeeding years, regardless of whether the Corporation continues to meet the income or asset test discussed above.
If the Corporation were classified as a PFIC for any taxable year during which a U.S. Holder holds the Securities, such U.S. Holder would be subject to increased tax liability (generally including an interest charge) upon the sale, exchange or other disposition of the Securities or upon the receipt of certain distributions treated as “excess distributions,” regardless of whether such income was actually distributed. An excess distribution generally would be the portion of any distributions to a U.S. Holder with respect to the Securities during a single taxable year that are in total greater than 125% of the average annual distributions received by such U.S. Holder with respect to the Securities during the three preceding taxable years or, if shorter, during such U.S. Holder’s holding period for such Securities. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the sale or other disposition of the Securities rateably over its holding period for the Securities. For purposes of the PFIC rules, a U.S. Holder will be deemed to have a holding

33

period relating to the Warrant Shares which includes the period the U.S. Holder held the corresponding Warrants. Such amounts would be taxed as ordinary income at the highest applicable rate in effect for each taxable year of the holding period, and amounts allocated to prior taxable years would be subject to an interest charge at a rate applicable to underpayments of tax. As described below under “Information Reporting and Backup Withholding,” if the Corporation were classified as a PFIC, such U.S. Holders would generally be required to file IRS Form 8261.
If the Corporation were classified as a PFIC, certain elections could be available to mitigate the consequences described above. If the Unit Shares or Warrant Shares are regularly traded on a registered national securities exchange or certain other exchanges or markets, then such Unit Shares or Warrant Shares will constitute “marketable stock” for purposes of the PFIC rules. The Corporation expects that the Unit Shares or Warrant Shares but not the Warrants, will constitute “marketable stock” for purposes of the PFIC rules. U.S. Holders that make a “mark-to-market election” with respect to such marketable stock would not be subject to the foregoing PFIC rules. After making such an election, a U.S. Holder generally would include as ordinary income each year during which the election is in effect and during which the Corporation is a PFIC the excess, if any, of the fair market value of the Unit Shares or Warrant Shares at the end of the taxable year over the U.S. Holder’s adjusted tax basis in such Unit Shares or Warrant Shares. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. A U.S. Holder with a mark-to-market election in effect also would be allowed to take an ordinary loss in respect of the excess, if any, of its adjusted tax basis in the Unit Shares or Warrant Shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income that was previously included as a result of the mark-to-market election). A U.S. Holder’s tax basis in the Unit Shares or Warrant Shares would be adjusted to reflect any income or loss amounts resulting from a mark-to-market election. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the Unit Shares or Warrant Shares ceased to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consented to the revocation of the election. Warrants are not expected to be “marketable stock” and, accordingly, a mark-to-market election is not expected to be available for the Warrants. In the event that the Corporation is classified as a PFIC, U.S. Holders are urged to consult their own tax advisor regarding the availability of the mark-to-market election, and whether the election would be advisable in their particular circumstances.
The PFIC tax rules outlined above also would not apply, and different rules would apply, to a U.S. Holder that elected to treat the Corporation as a “qualified electing fund” (“QEF”). An election with respect to Unit Shares or Warrant Shares to treat the Corporation as a QEF will not be available, however, if the Corporation does not provide the information necessary to make such an election. A QEF election may not be made with respect to the Warrants. U.S. Holders should be aware that there can be no assurance that the Corporation will satisfy the record keeping requirements that apply to a QEF, or that the Corporation will supply U.S. Holders with information that such U.S. Holders require to report under the QEF election rules, in the event that the Corporation is a PFIC and a U.S. Holder wishes to make a QEF election. If a U.S. Holder that exercises Warrants properly makes a QEF Election with respect to the newly acquired Warrant Shares, the QEF Election will apply to the newly acquired Warrant Shares. Notwithstanding the foregoing, the adverse tax consequences relating to PFIC status, adjusted to take into account the current income inclusions resulting from the QEF Election, will continue to apply with respect to such newly acquired Warrant Shares (which generally will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the Warrants) for the pre-QEF Election period, unless the U.S. Holder makes a purging election under the PFIC rules. Under one type of purging election, the U.S. Holder will be deemed to have sold its Warrant Shares at their fair market value and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. As a result of this election, the U.S. Holder will have additional basis (to the extent of any gain recognized on the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in the Warrant Shares acquired upon the exercise of the Warrants. U.S. Holders are urged to consult their tax advisers as to the application of the rules governing purging elections to their particular circumstances. U.S. Holders are urged to consult their own tax advisor regarding the manner and consequences of making a QEF election.
Under proposed Treasury Regulations, if a U.S. Holder has an option, warrant, or other right to acquire stock of a PFIC, such option, warrant or right is considered to be PFIC stock also subject to these default rules discussed above. However, a U.S. Holder generally may not make a QEF election or mark-to-market election

34

with respect to warrants. In addition, under proposed Treasury Regulations, if a U.S. Holder holds an option, warrant or other right to acquired stock of a PFIC, the holding period with respect to shares of stock of the PFIC acquired upon exercise of such option, warrant or other right will include the period that the option, warrant or other right was held. Thus, this will impact the availability of a timely QEF election or mark-to-market election with respect to Warrants and any Warrant Shares. Because of the complexity and uncertainty of the treatment of warrants under the PFIC rules, each U.S. Holder should consult his own tax advisor regarding the application of the PFIC rules to the Warrant Shares acquired upon an exercise of Warrants and the availability of, and procedure for making, a qualifying election with respect to Warrant Shares.
As discussed above in “Distributions,” notwithstanding any election made with respect to the Unit Shares or Warrant Shares, if the Corporation is a PFIC in either the taxable year of the distribution or the preceding taxable year, dividends received with respect to the Unit Shares or Warrant Shares will not qualify for reduced rates of taxation.
Receipt of Foreign Currency
The gross amount of any distribution in a currency other than U.S. dollars will be included by each U.S. Holder in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such U.S. Holder actually or constructively receives the payment in accordance with its regular method of accounting for U.S. federal income tax purposes regardless of whether the payment is in fact converted into U.S. dollars at that time. If the foreign currency is converted into U.S. dollars on the date of the payment, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of foreign currency. If, instead, the foreign currency is converted at a later date, any currency gains or losses resulting from the conversion of the foreign currency will be treated as U.S. source ordinary income or loss for U.S. foreign tax credit purposes. U.S. Holders are urged to consult their own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.
Additional Tax on Passive Income
U.S. Holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold. A U.S. Holder’s “net investment income” generally includes, among other things, dividends and net gains from disposition of property (other than property held in the ordinary course of the conduct of a trade or business). Accordingly, dividends on and capital gain from the sale, exchange or other taxable disposition of the Securities may be subject to this additional tax. U.S. Holders are urged to consult their own tax advisors regarding the additional tax on passive income.
Information Reporting and Backup Withholding
In general, dividends paid to a U.S. Holder in respect of the Securities and the proceeds received by a U.S. Holder from the sale, exchange or other disposition of the Securities within the United States or through certain U.S.-related financial intermediaries will be subject to U.S. information reporting rules, unless a U.S. Holder is a Corporation or other exempt recipient and properly establishes such exemption. Backup withholding may apply to such payments if a U.S. Holder does not establish an exemption from backup withholding and fails to provide a correct taxpayer identification number and make any other required certifications.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.
In addition, U.S. Holders should be aware of reporting requirements with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, if the aggregate value of all of such assets exceeds U.S. $50,000. U.S. Holders must attach a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their return for each year in which they hold our Securities. U.S. Holders should also be aware that if the Corporation were a PFIC, they would generally be required to file IRS Form 8261, Information Return by a Shareholder of a

35

Passive Foreign Investment Company or Qualified Electing Fund, during any taxable year in which such U.S. Holder recognizes gain or receives an excess distribution or with respect to which the U.S. Holder has made certain elections. U.S. Holders are urged to consult their own tax advisors regarding the application of the information reporting rules to the Securities and their particular situations.
EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN UNITS IN LIGHT OF THE INVESTOR'S OWN CIRCUMSTANCES.
PASSIVE FOREIGN INVESTMENT COMPANY CONSEQUENCES
In general, a corporation organized outside the United States will be treated as a passive foreign investment company (“PFIC”) for any taxable year in which either (1) at least 75% of its gross income is “passive income”, or (2) at least 50% of the average value of its gross assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.
Based upon the current and expected composition of our income and assets, we believe that we were a PFIC for the taxable year ended December 31, 2020 and expect that we may be a PFIC for the current taxable year. Because our PFIC status must be determined annually with respect to each taxable year and will depend on the composition and character of our assets and income, including our use of proceeds from Offerings pursuant to this Prospectus, and the value of our assets (which may be determined, in part, by reference to the market value of Common Shares, which may be volatile) over the course of such taxable year, we may become a PFIC in any subsequent taxable year. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for any future taxable year. In addition, it is possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in us being or becoming a PFIC in the current or subsequent years.
If we are a PFIC in any taxable year during which a U.S. Holder owns Common Shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the Common Shares, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of the Common Shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain rateably over the U.S. Holder’s holding period for Common Shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.
If we are a PFIC for any year during which a U.S. Holder holds Common Shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds the Common Shares, unless (i) we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to the Common Shares or for the period immediately preceding our cessation in meeting the tests described above the Common Shares were subject to a mark-to-market election or (ii) the U.S. Holder makes a timely and effective “qualified electing fund” election (“QEF Election”) with respect to all taxable years during such U.S. Holder’s holding period in which the we are a PFIC. If the deemed sale election is made, the U.S. Holder will be deemed to sell the Common Shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such

36

deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Common Shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.
If we are a PFIC for any taxable year during which a U.S. Holder holds Common Shares and we own a non-U.S. corporate subsidiary that is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any non-U.S. subsidiaries which we may own in the future.
If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on Common Shares if such U.S. Holder makes a valid “mark-to-market” election for our Common Shares. A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Our Common Shares will be marketable stock as long as they remain listed on the Nasdaq or the TSX and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of Common Shares held at the end of such taxable year over the adjusted tax basis of such Common Shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such Common Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in Common Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of Common Shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.
A mark-to-market election will not apply to Common Shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any non-U.S. subsidiaries that we may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that we may organize or acquire in the future notwithstanding the U.S. Holder’s mark-to-market election for the Common Shares.
A U.S. Holder who makes a QEF Election generally must report on a current basis its share of our net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amounts to our shareholders. However, U.S. holders should be aware that there can be no assurance that we will satisfy the record keeping requirements that apply to a QEF, or that we will supply U.S. holders with information that such U.S. holders require to report under the QEF election rules, in the event that the Corporation is a PFIC and a U.S. holder wishes to make a QEF election.
Each U.S. person that is an investor of a PFIC is generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.
The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of Common Shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Common Shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of Common Shares of a PFIC.
Distributions
Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to Common Shares generally will be required to include the gross

37

amount of such distribution (before reduction for any Canadian withholding taxes withheld therefrom) in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s Common Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Common Shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. Distributions on Common Shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income, such that a foreign tax credit may be available with respect to the Canadian tax paid by U.S. Holders on the distributions they receive. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.
Dividends paid by a “qualified foreign corporation” are eligible for taxation in the case of non-corporate U.S. Holders at a reduced long-term capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met. Each non-corporate U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.
A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on Common Shares that are readily tradable on an established securities market in the United States. We believe that we qualify as a resident of Canada for purposes of, and are eligible for the benefits of, the U.S.-Canada Treaty, which the IRS has determined is satisfactory for purposes of the qualified dividend rules and that it includes an exchange of information provision, although there can be no assurance in this regard. Further, our Common Shares will generally be considered to be readily tradable on an established securities market in the United States if they remain listed on the Nasdaq. Therefore, subject to the discussion above under “— Passive Foreign Investment Company Consequences”, if the U.S. Treaty is applicable, or if the Common Shares are readily tradable on an established securities market in the United States, dividends paid on Common Shares will generally be “qualified dividend income” in the hands of non-corporate U.S. Holders, provided that certain conditions are met, including conditions relating to holding period and the absence of certain risk reduction transactions.
Sale, Exchange or Other Disposition of Common Shares
Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of Common Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the Common Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the Common Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder from the sale or other disposition of Common Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.
Net Investment Income “Medicare” Tax
Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% Medicare tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of Common Shares. If you are a U.S.

38

person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in Common Shares.
Information Reporting and Backup Withholding
U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in Common Shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than US$100,000 for Common Shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.
Dividends on and proceeds from the sale or other disposition of Common Shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (1) fails to provide an accurate U.S. taxpayer identification number or otherwise establish a basis for exemption, or (2) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.
U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.
To the extent a Prospectus Supplement qualifies the distribution of Securities other than Common Shares, such Prospectus Supplement may also describe certain U.S. federal income tax considerations generally applicable to the purchase, holding and disposition of those Securities by an investor who is a U.S. person (within the meaning of Code).
EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN COMMON SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.
WHERE YOU CAN FIND MORE INFORMATION
The Corporation has filed with the SEC the Registration Statement relating to the offer and sale of our securities, of which this Prospectus Supplement forms a part. This Prospectus Supplement does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to such Registration Statement and the exhibits thereto for further information with respect to the Corporation and the Common Shares.
We are required to file with the various securities commissions or similar authorities in each of the applicable provinces and territories of Canada, annual and quarterly reports, material change reports and other information. We are also an SEC registrant subject to the informational requirements of the U.S. Exchange Act and, accordingly, file with, or furnish to, the SEC certain reports and other information. Under the MJDS adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those in the United States. Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System, or EDGAR, at www.sec.gov.

39

TRADING PRICE AND VOLUME
The following table sets forth, for the periods indicated, the reported high and low daily trading prices and the aggregate volume of trading of the Common Shares on the TSX for the 12 months preceding the date of this Prospectus Supplement:
Month	High (C$)	Low (C$)	Volume (#)
November 1, 2021	4.65	4.24	415,335
October 2021	6.11	4.01	6,164,662
September 2021	6.19	4.35	8,637,945
August 2021	4.95	2.63	5,763,058
July 2021	3.20	2.56	2,126,230
June 2021	3.35	2.87	2,679,984
May 2021	4.42	2.72	6,372,940
April 2021	4.49	3.68	2,456,879
March 2021	5.06	3.45	5,124,200
February 2021	5.32	3.05	6,092,761
January 2021	3.66	2.61	3,321,624
December 2020	2.98	2.32	1,619,214
November 2020	3.15	2.41	2,045,283
October 2020	3.75	2.70	2,282,457
The following table sets forth, for the periods indicated, the reported high and low daily trading prices and the aggregate volume of trading of warrants issued by the Corporation on May 12, 2021 (the "May 2021 Warrants") on the TSX:
Month	High (C$)	Low (C$)	Volume (#)
November 1, 2021	2.00	2.00	200
October 2021	2.65	1.29	53,400
September 2021	2.78	1.50	322,625
August 2021	2.10	0.75	209,458
July 2021	1.00	0.81	156,201
June 2021	1.15	0.85	168,300
May 12 to May 31 2021	1.10	0.48	432,024
Each May 2021 Warrant entitles the holder thereof to acquire, subject to adjustment in certain circumstances, one Common Share at an exercise price of $4.60 until May 12, 2024.
PRIOR SALES
During the 12 months preceding the date of this Prospectus Supplement, the Corporation has issued Common Shares at the following prices:
Date of Issuance	Number of Common Shares	Issuance Prices (C$)
November 2, 2020	6,500(1)	$2.90
November 2, 2020	37,591(4)	$2.50
December 17, 2020	4,000(1)	$2.53
January 11, 2021	12,054(1)	$2.80

40

Date of Issuance	Number of Common Shares	Issuance Prices (C$)
January 13, 2021	169,227(4)	$2.50
January 27, 2021	2,500(1)	$3.19
February 4, 2021	3,805(5)	$3.25
February 5, 2021	90,243(5)	$3.25
February 8, 2021	139,567(5)	$3.25
February 8, 2021	20,000(4)	$2.50
February 9, 2021	54,250(5)	$3.25
February 10, 2021	268,462(5)	$3.25
February 10, 2021	208,333	$2.58
February 11, 2021	34,883(5)	$3.25
February 12, 2021	550,300(5)	$3.25
February 16, 2021	208,333	$2.58
February 17, 2021	349,550(5)	$3.25
February 18, 2021	91,950(5)	$3.25
February 19, 2021	38,900(5)	$3.25
February 22, 2021	357,400(5)	$3.25
February 23, 2021	134,000(5)	$3.25
February 23, 2021	90,000	$3.28
February 23, 2021	20,000	$3.54
February 24, 2021	75,000	$2.50
February 24, 2021	12,000(4)	$2.50
February 24, 2021	50,000	$3.34
February 24, 2021	40,000	$3.16
February 24, 2021	85,750(5)	$3.25
February 26, 2021	75,000	$3.05
March 1, 2021	26,500(5)	$3.25
March 1, 2021	50,000	$2.58
March 2, 2021	229,000(5)	$3.25
March 8, 2021	106,618(1)	$4.14
March 15, 2021	70,000(5)	$3.25
March 19, 2021	27,200(5)	$3.25
March 19, 2021	37,000(1)	$4.50
March 31, 2021	2,478(1)	$4.54
April 12, 2021	153,500(1),(2)	$4.56
May 3, 2021	20,000(5)	$3.25
May 12, 2021	6,112,000	$3.60
May 19, 2021	30,500(1)	$2.93
May 25, 2021	40,000	$2.59
August 25, 2021	159,606(1),(3)	$3.22
August 25, 2021	5,000(5)	$3.25
August 30, 2021	162,113(5)	$3.25
August 30, 2021	17,591(4)	$2.50

41

Date of Issuance	Number of Common Shares	Issuance Prices (C$)
August 31, 2021	41,295(5)	$3.25
September 1, 2021	1,129(5)	$3.25
September 2, 2021	45,000(5)	$3.25
September 7, 2021	70,000(5)	$3.25
September 10, 2021	10,150(5)	$3.25
September 13, 2021	25,000(5)	$3.00
September 15, 2021	8,000(5)	$3.25
September 16, 2021	4,500(5)	$3.25
September 16, 2021	16,667	$3.23
September 17, 2021	37,591(4)	$2.50
September 17, 2021	1,000	$3.25
September 17, 2021	175,000(1)	$3.22
September 20, 2021	20,000(5)	$3.25
September 21, 2021	14,000(5)	$3.25
September 22, 2021	4,000(5)	$3.25
September 24, 2021	92,500(5)	$3.25
September 27, 2021	500(5)	$3.25
September 27, 2021	34,722(6)	$4.60
September 28, 2021	3,500(5)	$3.25
September 29, 2021	47,500(5)	$3.25
September 30, 2021	4,336(1)	$5.71
September 30, 2021	60,045(5)	$3.25
October 4, 2021	118,000(5)	$3.25
October 5, 2021	9,250(5)	$3.25
October 6, 2021	35,000(5)	$3.25
October 7, 2021	22,500(5)	$3.25
October 8, 2021	19,000(5)	$3.25
October 12, 2021	116,910(5)	$3.25
October 15, 2021	100,000	$4.60
October 18, 2021	175,000(1)	$3.22
October 21, 2021	1,500(6)	$4.60
TOTAL	11,792,299	N/A

Notes:
(1)
Common Shares issued for services provided. The value of the work was determined based on arm’s length negotiations and these Common Shares were issued following completion of the work.

(2)
100,000 Common Shares subject to vesting over a period of 24 months.

(3)
Includes 100,000 Common Shares subject to vesting over a period of 12 months and 37,610 Common Shares that fully vested on October 14, 2021. The value of the work was determined based on arm’s length negotiations and these Common Shares were issued or vest following completion of the work.

(4)
Common Shares issued pursuant to the exercise of broker warrants issued on June 4, 2020. Each broker warrant is exercisable into one Common Share and one-half warrant.

(5)
Common Shares issued pursuant to the exercise of warrants issued on June 4, 2020. Each warrant is exercisable into one Common Share.

(6)
Common Shares issued pursuant to the exercise of May 2021 Warrants. Each May 2021 Warrant is exercisable into one Common Share.

42

During the 12 months preceding the date of this Prospectus Supplement, the Corporation has issued the following securities convertible into Common Shares at the following prices:
Date of Issuance	Type of Security Issued	Number of Securities Issued	Issuance/Exercise Price per Security (C$)
October 1, 2020	Options	75,000(1)	$3.05
October 8, 2020	Options	35,000(1)	$2.90
November 2, 2020	Warrants	18,795(2)	$3.25
December 3, 2020	Options	210,000(1)	$2.59
January 13, 2021	Warrants	84,614(2)	$3.25
February 1, 2021	Options	40,000(1)	$3.16
February 8, 2021	Warrants	10,000(2)	$3.25
February 9, 2021	Options	416,666(1)	$4.56
February 19, 2021	Options	560,000(1)	$4.80
February 23, 2021	Options	130,000(1)	$4.46
February 24, 2021	Warrants	6,000(2)	$3.25
March 30, 2021	Options	400,000(1)	$4.51
May 12, 2021	May 2021 Warrants	3,489,400	$4.60
May 13, 2021	Options	100,000(1)	$3.00
August 17, 2021	Options	120,000(3)	$3.26
August 17, 2021	Share-Based Awards	700,000(3)	N/A
August 25, 2021	Options	140,000(3)	$3.81
August 30, 2021	Warrants	8,795(2)	$3.25
September 14, 2021	Options	55,000(3)	$4.88
September 14, 2021	Performance Share Units	100,000(3)	N/A
September 17, 2021	Warrants	18,795(2)	$3.25
October 14, 2021	Performance Share Units	600,000(3)	N/A
TOTAL		7,318,065

Notes:
(1)
Stock options issued pursuant to the Corporation’s Amended and Restated Equity Compensation Plan. Each option is exercisable for one Common Share.

(2)
Granted on the exercise of Broker Warrants issued on June 4, 2020. Each Broker Warrant is exercisable into one Common Share and one-half Warrant.

(3)
Stock options, share-based awards and performance share units issued pursuant to the Corporation’s Omnibus Equity Incentive Plan. Each option is exercisable for one Common Share. One Common Share will be issued upon vesting of each share-based award and performance share unit.

LEGAL MATTERS
Certain legal matters in connection with the Offering will be passed upon on behalf of the Corporation by Borden Ladner Gervais LLP, and on behalf of the Underwriters by Torys LLP. As of the date of this Prospectus Supplement, the partners and associates of Borden Ladner Gervais LLP, as a group, and the partners and associates of Torys LLP, as a group, each beneficially own, directly or indirectly, less than one percent of any class or series of outstanding securities of the Corporation.
Certain legal matters relating to United States law will be passed upon on behalf of the Corporation by Troutman Pepper Hamilton Sanders LLP and on behalf of the Underwriters by Goodwin Procter LLP.
TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar in Canada for the Common Shares is Computershare Investor Services Inc., 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario M5J 2Y1 and the transfer agent and registrar

43

in the United States for the Common Shares is Computershare Trust Company N.A., New York, New York. The Warrant Agent in Canada for the Warrants is Computershare Trust Company, 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario M5J 2Y1, and the Warrant Co-Agent in the United States is Computershare Trust Company N.A., New York, New York.
INDEPENDENT AUDITOR
Our auditors, BDO Canada LLP, Chartered Professional Accountants, of Montreal, Québec, report that they are independent from us within the meaning of the Rules of Professional Conduct of L’Ordre des Comptables Agréés du Québec, and any applicable legislation or regulation and within the meaning of the Public Company Accounting Oversight Board and the SEC.
RISK FACTORS
An investment in Units is subject to a number of risks, including those set forth in our AIF and in the management’s discussion and analysis for our most recently completed financial year and in the Base Shelf Prospectus. Prospective investors should carefully consider these risks in addition to information contained in this Prospectus Supplement and the information incorporated by reference herein, as well as the following risk factors, before purchasing Units:
The conditions for completion of the Offering may not be satisfied.
The completion of the Offering remains subject to a number of conditions. There can be no certainty that the Offering will be completed. Failure by the Corporation to satisfy all of the conditions precedent to the Offering would result in the Offering not being completed. If the Offering is not completed, the Corporation may not be able to raise the funds required for the purposes contemplated under “Use of Proceeds” from other sources on commercially reasonable terms or at all.
An investment in the Units is speculative and investors may lose their entire investment.
An investment in the Units is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in investments that involve significant risk and who can afford to lose their entire investment should consider an investment in the Corporation. There can be no assurance regarding the amount of income to be generated by the Corporation. Common Shares and Warrants are equity securities of the Corporation and are not fixed income securities. Unlike fixed income securities, there is no obligation of the Corporation to distribute to shareholders a fixed amount or any amount at all, or to return the initial purchase price of the Common Shares or Warrants on any date in the future. The market value of the Common Shares and Warrants may deteriorate if the Corporation is unable to generate sufficient positive returns, and that deterioration may be significant.
Management will have broad discretion as to the use of the proceeds from the Offering and may not use the proceeds effectively.
The Corporation intends to use the net proceeds from the Offering as set forth in this Prospectus Supplement under the heading “Use of Proceeds”; however, management of the Corporation maintains broad discretion concerning the use of the net proceeds of the Offering as well as the timing of their expenditure. Management of the Corporation may re-allocate the net proceeds of the Offering other than as described under the heading “Use of Proceeds” and in ways that a purchaser may not consider desirable, if management of the Corporation believes it would be in the Corporation’s best interest to do so. Until utilized, the net proceeds of the Offering will be held in cash balances in the Corporation’s bank account or invested at the discretion of the board of directors of the Corporation. As a result, a purchaser will be relying on the judgment of management of the Corporation for the application of the net proceeds of the Offering. The results and the effectiveness of the application of the net proceeds are uncertain. If the net proceeds are not applied effectively, the Corporation’s business, financial condition and results of operations may suffer, which could adversely affect the price of the Common Shares in the market.

44

The impacts of COVID-19 on the Corporation’s business are uncertain.
On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. In response to the outbreak, governmental authorities in Canada and internationally have introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place, and social distancing. The COVID-19 outbreak and the response of governmental authorities to try to limit it are having a significant impact on the private sector and individuals, including unprecedented business, employment and economic disruptions.
Although the Corporation has taken steps to mitigate the impact of COVID-19, the continued presence and spread of COVID-19 nationally and globally could have a material adverse impact on the Corporation’s business, operations, financial results and position and prospects, including through employee attrition, disruptions to the Corporation’s activities, as well as a deterioration of general economic conditions including a possible national or global recession. Due to the speed with which the COVID-19 situation is developing and the uncertainty of its magnitude, outcome and duration, it is not possible to estimate its impact on the Corporation’s business, operations, financial results and position or prospects at this time.
The Corporation continues to monitor the situation and work with its stakeholders (including customers, employees and suppliers) in order to assess further possible implications to its business, supply chain and customers, and, where practicable, mitigate adverse consequences and responsibly address this global pandemic.
Investors may experience dilution from future offerings.
The Corporation may raise funds in the future through the sale of additional securities of the Corporation. Any such issuances may dilute the interests of holders of Common Shares and Warrants and may have a negative impact on the market price of the Common Shares, including the Unit Shares offered hereunder.
There will be no Market for the Warrants.
The Corporation has not applied and does not intend to apply to list the Warrants on any securities exchange. There will be no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants purchased in the Offering. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants, and the extent of issuer regulation. The Offering Price was determined by arm’s length negotiations between the Corporation and the Underwriters. The allocation of the Offering Price between the Unit Shares and the Warrants comprising the Units has been determined by the Corporation. Allocation of proceeds between Unit Shares and Warrants is based on a preliminary estimate. The IFRS valuation under the Corporation’s accounting policy may differ.
Holders of Warrants have no rights as a shareholder.
Until a holder of Warrants acquires Warrant Shares upon exercise of Warrants, such holder will have no rights with respect to the Warrant Shares underlying such Warrants. Upon exercise of such Warrants, such holder will be entitled to exercise the rights of a common shareholder only as to matters for which the record date occurs after the exercise date.
The Corporation has a history of negative cash flow.
The Corporation had negative operating cash flow for the financial years ended December 31, 2020 and December 31, 2019. The Corporation cannot guarantee that it will attain or maintain positive cash flow status in the future. To the extent that the Corporation has negative cash flow in any future period, certain of the proceeds from the Offering may be used to fund such negative cash flow from operating activities in these periods. See “Use of Proceeds”.

45

The market price for the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Corporation’s control.
The market price of the Common Shares may be subject to large fluctuations which may result in losses for investors. The factors which may contribute to market price fluctuations of the Common Shares include the following: consequences of government action in response to COVID-19; actual or anticipated fluctuations in the Corporation’s quarterly results of operations; regulatory and political changes affecting the Corporation’s industry generally and its business and operations; recommendations by securities research analysts; changes in the economic performance or market valuations of companies in the industry in which the Corporation operates; addition or departure of the Corporation’s executive officers and other key personnel; operating and financial performance that vary from the expectations of management, securities analysts and investors; announcements of developments and other material events by the Corporation or its competitors; fluctuations to the costs of vital production materials and services; changes in global financial markets and global economies and general market conditions, such as interest rates and including those caused by COVID-19; natural disasters, unusual weather, pandemic outbreaks, boycotts and geo-political events or acts of terrorism; significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Corporation or its competitors; operating and share price performance of other companies that investors deem comparable to the Corporation; and news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Corporation’s industry or target markets.
Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of public issuers in the cannabis sector and that have, in some cases, been unrelated to the operating performance, underlying asset values or prospects of such entities. Accordingly, the market price of the Common Shares may decline even if the Corporation’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. As well, certain institutional investors may base their investment decisions on consideration of the Corporation’s environmental, governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to satisfy such criteria may result in limited or no investment in the Common Shares by those institutions, which could materially adversely affect the trading price of the Common Shares. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue for a protracted period of time, the Corporation’s operations and the trading price of the Common Shares may be materially adversely affected.
The Corporation has not declared and paid dividends in the past and may not declare and pay dividends in the future.
Any decision to declare and pay dividends in the future will be made at the discretion of the Corporation’s board of directors and will depend on, among other things, financial results, cash requirements, contractual restrictions and other factors that the Corporation’s board of directors may deem relevant. As a result, investors may not receive any return on an investment in the Common Shares unless they sell their Common Shares for a price greater than that which such investors paid for them.
PURCHASERS’ STATUTORY RIGHTS
The following is a description of a purchaser’s statutory rights in connection with any purchase of securities pursuant to the Offering.
Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some provinces, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The

46

purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.
In an offering of Warrants, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the short form prospectus is limited, in certain provincial securities legislation, to the price at which the Warrants are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon exercise of the Warrants, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages or consult with a legal adviser.
ENFORCEABILITY OF CIVIL LIABILITIES
The Corporation is incorporated under, and governed by, the laws of the province of Ontario and the laws of Canada applicable therein. Many of its officers and directors and experts named in this Prospectus Supplement and the Base Shelf Prospectus are resident outside of the United States, and a majority of their assets, and the assets of Cardiol, are located outside the United States. As a result, it may be difficult for U.S. investors to effect service of process within the United States upon those directors, officers or experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of such directors, officers or experts under U.S. federal securities laws. There is doubt as to whether Canadian courts would enforce the civil liability claims brought under United States federal securities laws in original actions and/or enforce claims for punitive damages. A final judgment for a liquidated sum in favour of a private litigant granted by a United States court and predicated solely upon civil liability under United States federal securities laws would, subject to certain exceptions identified in the law of individual provinces of Canada, likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that would be recognized by the domestic Canadian court for the same purposes. There is a significant risk that a given Canadian court may not have jurisdiction or may decline jurisdiction over a claim based solely upon United States federal securities law on application of the conflict of laws principles of the province in Canada in which the claim is brought.
Cardiol has filed with the SEC, concurrently with the filing of its U.S. Registration Statement on Form F-10 of which this Prospectus Supplement and the Base Shelf Prospectus form a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, Cardiol appointed C T Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving Cardiol in a U.S. court arising out of or related to or concerning the Offering of Units under the U.S. Registration Statement. However, it may be difficult for United States investors to effect service of process within the United States upon those officers or directors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon the Corporation’s civil liability and the civil liability of such officers or directors under United States federal securities laws or the securities or “blue sky” laws of any state within the United States.

47

This short form prospectus is a base shelf prospectus. This short form base shelf prospectus has been filed under legislation in all of the provinces and territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but is not yet effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.
Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request, without charge, from the Corporate Secretary of Cardiol Therapeutics Inc. at 602-2265 Upper Middle Road East, Oakville, Ontario L6H 0G5, tel.: (289) 910-0850, and are also available electronically at www.sedar.com.
SHORT FORM BASE SHELF PROSPECTUS
New IssueAugust 3, 2021
CARDIOL THERAPEUTICS INC.
$100,000,000
Common Shares
Debt Securities
Warrants
Subscription Receipts
Units
Cardiol Therapeutics Inc. (the “Corporation” or “Cardiol” or “we”) may offer and sell, from time to time (the “Offerings”), Class A common shares of the Corporation (“Common Shares”), debt securities (“Debt Securities”), warrants to purchase securities (“Warrants”) or subscription receipts (“Subscription Receipts”) or any combination of such securities (“Units”) (all of the foregoing collectively, the “Securities”) up to an aggregate initial offering price of $100,000,000 in aggregate (or the equivalent thereof, at the date of issue, in any other currency or currencies, as the case may be) at any time during the 25 month period that this short form base shelf prospectus (including any amendments hereto) (the “Prospectus”), remains effective. Securities offered hereby may be offered separately or together, in separate series, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in one or more prospectus supplements (collectively or individually, as the case may be, “Prospectus Supplements”). In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets, or securities by us or one of our subsidiaries. The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of among other things, Securities, cash, and assumption of liabilities.
The Corporation was incorporated under the laws of the Province of Ontario, Canada. The Corporation is permitted, under the multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States (the “MJDS”), to prepare this Prospectus and any Prospectus Supplement in accordance with Canadian disclosure requirements, which are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”), and may not be comparable to financial statements of United States companies. The Corporation’s financial statements are subject to audit in accordance with Canadian generally accepted auditing standards and our auditor is subject to both Canadian auditor independence standards and the auditor independence standards of the Public Company Accounting Oversight Board (United States) and the United States Securities and Exchange Commission (the “SEC”).

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that we are incorporated under the laws of the Province of Ontario, Canada, that most of our officers and directors are residents of Canada, that many of the experts named in this Prospectus may be residents of Canada, and that most or all of our assets and the assets of said persons are located outside of the United States. See “Enforcement of Judgments Against Foreign Persons or Companies.”
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The prices at which the Securities may be offered and sold may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to Cardiol. See “Plan of Distribution”.
The specific terms of the Securities with respect to a particular Offering will be set out in the applicable Prospectus Supplement and may include, where applicable (i) in the case of Common Shares, the number of Common Shares offered, the currency (which may be United States dollars, Canadian dollars or any other currency), the offering price, whether the Common Shares are being offered for cash, and any other terms specific to the Common Shares being offered, (ii) in the case of Debt Securities, the specific designation, the aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity, the interest provisions, the authorized denominations, the offering price, where the Debt Securities are being offered for cash, the covenants, the events of default, any terms for redemption or retraction, any exchange or conversion rights attached to the Debt Securities and any other terms specific to the Debt Securities being offered, (iii) in the case of Warrants, the number of such Warrants offered, the offering price, whether the Warrants are being offered for cash, the designation, the number and the terms of the Common Shares or Debt Securities purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, the dates and periods of exercise, the currency in which the Warrants are issued and any other terms specific to the Warrants being offered, (iv) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, whether the Subscription Receipts are being offered for cash, the procedures for the exchange of the Subscription Receipts for Common Shares, Debt Securities or Warrants, as the case may be, the currency in which the Subscription Receipts are issued and any other terms specific to the Subscription Receipts being offered, and (v) in the case of Units, the designation, number and terms of the Common Shares, Warrants, Subscription Receipts or Debt Securities comprising the Units and the currency in which the Units are issued. Where required by statute, regulation, or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.
All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except in cases where an exemption from such delivery requirements has been obtained. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.
This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell the Securities in such jurisdictions. We may offer and sell Securities to, or through, underwriters or dealers purchasing as principals, directly to one or more other purchasers, or through agents pursuant to applicable statutory exemptions.
A Prospectus Supplement relating to each issue of Securities will set forth the names of any underwriters, dealers or agents involved in the Offering and sale of the Securities and will set forth the terms of the Offering, the method of distribution of the Securities, including, to the extent applicable, the proceeds to us and any fees, discounts, concessions, or other compensation payable to the underwriters, dealers or agents, and any other material terms of the plan of distribution.
The Corporation may sell the Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly, through applicable statutory exemptions, or through agents designated by the Corporation from time to time. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged in connection with the offering and sale of the Securities, as well as the method of distribution and the terms of the offering of such Securities, including the net proceeds to the Corporation and, to the extent applicable, any fees, discounts, concessions, or any other compensation payable to underwriters, dealers or agents and any other material terms. The Prospectus Supplement may qualify an “at-the-market distribution” (as such term is defined in National Instrument 44-102 — Shelf Distributions). See “Plan of Distribution”.
In connection with any offering of Securities, other than an “at-the-market distribution”, subject to applicable laws, unless otherwise specified in a Prospectus Supplement, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the underwriters’, dealers’ or agents’ over-allocation position acquires those securities under this Prospectus and the Prospectus Supplement relating to the particular offering of Securities, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. See “Plan of Distribution”.
Our outstanding Common Shares and warrants issued on May 12, 2021 (the “May 2021 Warrants”) are listed and posted for trading on the Toronto Stock Exchange (“TSX”) under the symbols “CRDL” and “CRDL.WT.A”, respectively. On July 30, 2021, the last trading day of the Common Shares and May 2021 Warrants prior to the date of this Prospectus, the closing price of the Common Shares on the TSX was $2.83, and the closing price of the May 2021 Warrants on the TSX was $0.83. Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities, the Warrants, the Subscription Receipts, and the Units will not be listed on any securities exchange. There is no market through which the Securities, other than the Common Shares, may be sold and purchasers may not be able to resell these Securities purchased under this Prospectus. This may affect the pricing of these Securities in the secondary market, the transparency and availability of trading prices, the liquidity of these Securities, and the extent of issuer regulation. See “Risk Factors”.
Investors should be aware that the acquisition, holding or disposition of the Securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States and Canada may not be described fully herein. You should read the tax discussion contained in this Prospectus and the applicable Prospectus Supplement with respect to a particular Offering of the Securities and consult your own tax advisor with respect to your own particular circumstances.
Investing in the Securities involves significant risks. Prospective investors should carefully consider the risk factors described under the heading “Risk Factors” in this Prospectus, in the applicable Prospectus Supplement with respect to a particular Offering and in the documents incorporated by reference herein and therein.
No underwriter, dealer or agent has been involved in the preparation of this Prospectus or performed any review of the content of this Prospectus.
This Prospectus does not qualify for issuance Debt Securities, or Securities convertible or exchangeable into Debt Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests, including, for example, an equity or debt security, or a statistical measure of economic or financial performance (including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items). For greater certainty, this Prospectus may qualify for issuance Debt Securities, or Securities convertible or exchangeable into Debt Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates such as CDOR (the Canadian Dollar Offered Rate), EURIBOR (the Euro Interbank Offered Rate) or a United States federal funds rate.
The registered and head office of the Corporation is located at Suite 602 — 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5.
Dr. Guillermo Torre-Amione and Colin Stott, directors of the Corporation, reside outside of Canada. Although Dr. Torre-Amione and Mr. Stott will appoint Cardiol Therapeutics Inc., Suite 602 — 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5 as their agent for service of process in Canada, investors are advised that it may not be possible for investors to enforce judgments obtained in Canadian courts predicated upon civil liability provisions of applicable securities law in Canada.

You should rely only on the information contained in or incorporated by reference in this Prospectus and any applicable Prospectus Supplement in connection with an investment in the Securities. We have not authorized anyone to provide you with different information. We are not making an offer of the Securities in any jurisdiction where such offer is not permitted. You should assume that the information appearing in this Prospectus or any Prospectus Supplement is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference herein or therein is accurate only as of the date of that document unless specified otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.
In this Prospectus and any Prospectus Supplement, unless the context otherwise requires, the terms “we”, “our”, “us” and the “Corporation” refer to Cardiol Therapeutics Inc. References to dollars or “$” are to Canadian currency unless otherwise indicated.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION
This Prospectus and other publicly available documents, including the documents that are incorporated by reference in this Prospectus and in such publicly available documents, includes certain “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “Forward-Looking Information”).
Forward-looking information can be identified by words such as: “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe”, “will”, “should”, “could”, “may”, “project”, “budget”, “strategy” and similar expressions or references to future periods. All information other than historical facts, included in this Prospectus that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Corporation’s business, operations, plans and other such matters is forward-looking information.
The Corporation has based the forward-looking information on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy, and financial needs. This forward-looking information includes, among other things, statements relating to:
•
our anticipated cash needs, and the need for additional financing;

•
our marketing and sale of a pharmaceutically manufactured pure cannabidiol oil as a Cannabis Act, SC 2018, c 16 (“Cannabis Act”) product line;

•
the ability for our subcutaneous product candidates to deliver cannabinoids and other anti-inflammatory drugs to inflamed tissue in the heart;

•
our development of proprietary cannabidiol formulations for near-term commercialization;

•
our ability to develop new formulations;

•
the successful development and commercialization of our current product candidates and the addition of future products;

•
our expectation of a significant increase in the market and interest for pure pharmaceutical cannabidiol products that are tetrahydrocannabinol (“THC”) free (<10 ppm);

•
the expected growth in the size of the market for cannabidiol in Canada, the United States, and internationally;

•
our intention to build a pharmaceutical brand and cannabidiol products focused on addressing heart failure;

•
the expected medical benefits, viability, safety, efficacy, and dosing of cannabidiol;

•
patents, including, but not limited to, our ability to have patents issued covering our drugs, drug candidates and processes, as well as successfully defending oppositions and legal challenges;

•
our expectation of a near term revenue opportunity from the sale of pure cannabidiol products;

•
our competitive position and the regulatory environment in which we operate;

•
our financial position; our business strategy; our growth strategies; our operations; our financial results; our dividend policy; our plans and objectives; and

•
expectations of future results, performance, achievements, prospects, opportunities, or the market in which we operate.

In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Forward-looking information is based on certain assumptions and analyses made by the Corporation in light of the experience and perception of historical trends, current conditions, and expected future developments and other factors it believes are appropriate and are subject to risks and uncertainties. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with this forward-looking information. Given these risks, uncertainties, and assumptions, prospective purchasers of Securities should not place undue reliance on this forward-looking information. Whether actual results, performance, or achievements will conform to the Corporation’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions, and other factors, including those listed under “Risk Factors”, which include:
•
the inherent uncertainty of product development;

•
our requirement for additional financing;

•
our negative cash flow from operations;

•
our history of losses;

•
dependence on success of the sale of our pharmaceutically manufactured pure cannabidiol oil as a Cannabis Act product line and our early stage product candidates which may not generate revenue;

•
reliance on management, loss of members of management or other key personnel, or an inability to attract new management team members;

•
our ability to successfully design, commence, and complete clinical trials, including the high cost, uncertainty, and delay of clinical trials and additional costs associated with any failed clinical trials;

•
potential negative results from clinical trials and their adverse impacts on our future commercialization efforts;

•
our ability to establish and maintain commercialization organizations in the United States, Mexico, and elsewhere;

•
our ability to receive and maintain regulatory exclusivities, including Orphan Drug Designations, for our drugs and drug candidates;

•
delays in achievement of projected development goals;

•
management of additional regulatory burdens;

•
volatility in the market price for the Securities;

•
failure to protect and maintain and the consequential loss of intellectual property rights;

•
third-party claims relating to misappropriation by our employees of their intellectual property;

•
reliance on third parties to conduct and monitor our pre-clinical studies and clinical trials;

•
our product candidates being subject to controlled substance laws which may vary from jurisdiction to jurisdiction;

•
changes in laws, regulations, and guidelines relating to our business, including tax and accounting requirements;

•
our reliance on current early-stage research regarding the medical benefits, viability, safety, efficacy, and dosing of cannabinoids;

•
claims for personal injury or death arising from the use of products and product candidates produced by us;

•
uncertainty relating to market acceptance of our product candidates;

•
our lack of experience in commercializing any products;

•
the level of pricing and reimbursement for our products and product candidates, if approved;

•
our dependence on Dalton Chemical Laboratories, Inc. operating as Dalton Pharma Services (“Dalton”) and other contract manufacturers;

•
unsuccessful collaborations with third parties;

•
business disruptions affecting third party suppliers and manufacturers;

•
lack of control in future prices of our product candidates;

•
our lack of experience in selling, marketing, or distributing our products;

•
competition in our industry;

•
our inability to develop new technologies and products and the obsolescence of existing technologies and products;

•
unfavorable publicity or consumer perception towards cannabidiol;

•
product liability claims and product recalls;

•
expansion of our business to other jurisdictions;

•
fraudulent activities of employees, contractors, and consultants;

•
our reliance on key inputs and their related costs;

•
difficulty associated with forecasting demand for products;

•
operating risk and insurance coverage;

•
our inability to manage growth;

•
conflicts of interest among our officers and directors;

•
managing damage to our reputation and third-party reputational risks;

•
relationships with customers and third-party payors and consequential exposure to applicable anti kickback, fraud, and abuse and other healthcare laws;

•
exposure to information systems security threats;

•
no dividends for the foreseeable future;

•
future sales of Common Shares and May 2021 Warrants by existing shareholders causing the market price for the Common Shares and May 2021 Warrants to fall;

•
the issuance of Common Shares in the future causing dilution; and

•
the impact of the recent novel coronavirus (“COVID-19”) pandemic on our operations, including clinical trials.

If any of these risks or uncertainties materialize, or if assumptions underlying the forward-looking information prove incorrect, actual results might vary materially from those anticipated in the forward-looking information.
Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated. The Corporation does not undertake to update forward-looking information if circumstances or management estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to unduly rely on forward-looking information.
MARKET AND INDUSTRY DATA
Unless otherwise indicated, information contained in this Prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunities and market share, is based on information from independent industry organizations, other third-party sources (including industry publications, surveys, and forecasts) and management studies and estimates.
Unless otherwise indicated, our estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and include assumptions made by us which we believe to be reasonable based on our knowledge of our industry and markets. Although Cardiol believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey. Our internal research and assumptions have not been verified by any independent source, and we have not independently verified any third-party information. While we believe the market position, market opportunity, and market share information included in this Prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions, and estimates of our future performance and the future performance of the industry and markets in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the heading “Forward Looking Information” and “Risk Factors”.
TRADEMARKS AND TRADE NAMES
This Prospectus includes trademarks and trade names, such as “Cardiol”, “CardiolRx”, and “Cortalex”, which are protected under applicable intellectual property laws and are the property of the Corporation. All other trademarks used in this Prospectus are the property of their respective owners.
ENFORCEMENT OF CANADIAN JUDGMENTS AGAINST FOREIGN PERSONS
Two of our directors reside outside of Canada and at the time of filing the final short form base shelf prospectus they will each appoint the following agent for service of process:
Name of Person	Name and Address of Agent
Dr. Guillermo Torre Amione	Cardiol Therapeutics Inc., Suite 602 – 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5
Colin Stott	Cardiol Therapeutics Inc., Suite 602 – 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5
Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued, or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.
ENFORCEMENT OF CIVIL LIABILITIES
The Corporation is governed by the laws of Ontario and its principal place of business is outside the United States. The majority of the directors and officers of the Corporation and the experts named under “Interest of Experts” herein are resident outside of the United States and a substantial portion of the Corporation’s assets and the assets of such persons are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on the Corporation, its directors or officers or such experts, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act. Investors should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Corporation or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against the Corporation or such persons predicated on the United States federal securities or any such state securities or “blue sky” laws.
The Corporation filed with the SEC, concurrently with the U.S. Registration Statement (as defined below), an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed C T Corporation System, with an address at 1015 15th Street N.W., Suite 1000, Washington, D.C., 20005, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court arising out of or related to or concerning the offering of Securities under the U.S. Registration Statement (as defined below).
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION
All references to “$” or “dollars” in this Prospectus are to Canadian dollars, unless otherwise indicated. The following table sets out the high and low rates of exchange for one United States dollar expressed in Canadian dollars during each of the following periods, the average rate of exchange for those periods and the rate of exchange in effect at the end of each of those periods, each based on the rate of exchange published by the Bank of Canada for conversion of United States dollars into Canadian dollars.
	Six Months Ended		Year Ended
	June 30, 2020	June 30, 2021	December 31, 2019	December 31, 2020
Highest rate during the period	1.4496	1.2828	1.3600	1.4496
Lowest rate during the period	1.2970	1.2040	1.2988	1.2718
Average rate for the period	1.3651	1.2470	1.3269	1.3415
Rate at the end of the period	1.3628	1.2394	1.2988	1.2732
On July 30, 2021, the last banking day prior to the date of this Prospectus, the rate of exchange posted by the Bank of Canada for conversion of United States dollars into Canadian dollars was US$1.00 equals $1.2462. No representation is made that United States dollars could be converted into Canadian dollars at that rate or any other rate.
FINANCIAL INFORMATION
Financial statements included or incorporated by reference herein have been prepared in accordance with IFRS as issued by the IASB and may not be comparable to financial statements of United States companies. Our financial statements are subject to audit in accordance with Canadian generally accepted auditing standards and/or the standards of the PCAOB and our auditor is subject to both Canadian auditor independence standards and the auditor independence standards of the PCAOB and the SEC.
WHERE TO FIND ADDITIONAL INFORMATION
This Prospectus is part of a registration statement on Form F-10 (the “U.S. Registration Statement”) that the Corporation has filed with the SEC under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) relating to the Securities. Under the U.S. Registration Statement, the Corporation may, from time to time, sell Securities described in this Prospectus in one or more offerings up to an aggregate offering amount of $100,000,000. This Prospectus, which forms a part of the U.S. Registration Statement, provides you with a general description of the Securities that the Corporation may offer and does not contain all of the information contained in the U.S. Registration Statement, certain items of which are contained in the exhibits to the U.S. Registration Statement, as permitted by the rules and regulations of the SEC. See “Documents Filed as Part of the U.S. Registration Statement.” Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference. Each time the Corporation sells Securities under U.S. Registration Statement, the Corporation will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before you invest, you should read both this Prospectus and any applicable Prospectus Supplement together with additional information described under the heading “Documents Incorporated by Reference.” This Prospectus does not contain all of the information set forth in the U.S. Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the schedules or exhibits that are part of the U.S. Registration Statement. Investors in the United States should refer to the U.S. Registration Statement and the exhibits thereto for further information with respect to the Corporation and the Securities.
Once the Common Shares are registered under Section 12(b) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) the Corporation will be subject to the informational requirements of the U.S. Exchange Act, in addition to the continuous disclosure requirements under applicable Canadian securities laws. In accordance with such requirements, we will file reports and other information with the SEC and with securities regulatory authorities in Canada. Under the MJDS, documents and other information that the Corporation files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, the Corporation is exempt from the rules the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act.
Reports and other information filed by us with, or furnished to, the SEC may be accessed on the SEC’s website at www.sec.gov. You may read and download any public document that we have filed with securities commission or similar regulatory authorities in Canada, on SEDAR at www.sedar.com.
Although the Corporation filed a base shelf prospectus dated April 30, 2021 in certain provinces of Canada qualifying the distribution of securities having an aggregate offering price of up to $50 million, no further securities will be qualified under the April 30, 2021 prospectus and it has been withdrawn.
DOCUMENTS INCORPORATED BY REFERENCE
Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in each of the provinces and territories of Canada (collectively, the “Commissions”). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Corporation at 2265 Upper Middle Road East, Suite 602, Oakville, Ontario L6H 0G5, tel.: (289) 910-0850. These documents are also available through the internet on SEDAR, which can be accessed online at www.sedar.com.
The following documents of the Corporation, filed by the Corporation with the Commissions, are specifically incorporated by reference into, and form an integral part of, this Prospectus:
(a)
the annual information form dated March 31, 2021 (the “AIF”) for the year ended December 31, 2020;

(b)
the audited financial statements for the years ended December 31, 2020 and December 31, 2019, respectively, together with its related notes and auditors’ report dated March 31, 2021;

(c)
the management’s discussion and analysis for the year ended December 31, 2020 (the “Annual MD&A”);

(d)
the interim financial statements for the three months ended March 31, 2021, together with its related notes;

(e)
the management’s discussion and analysis for the quarter ended March 31, 2021(the “Interim MD&A”);

(f)
the management information circular dated May 20, 2021 for the annual meeting of shareholders of the Corporation held on June 29, 2021; and

(g)
The material change report dated May 14, 2021 in respect of the Corporation’s “bought deal” public offering of Units, upsize of the Offering and closing of the Offering on May 12, 2021.

Any document of the types referred to in the preceding paragraph (excluding press releases and confidential material change reports) or of any other type required to be incorporated by reference into a short form prospectus pursuant to National Instrument 44-101 — Short Form Prospectus Distributions that are filed by the Corporation with the Commissions after the date of this Prospectus and prior to the termination of an Offering under any Prospectus Supplement shall be deemed to be incorporated by reference in this Prospectus.
Any documents of the type required by National Instrument 44-101 — Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including those types of documents referred to above and press releases issued by the Corporation specifically referencing incorporation by reference into this Prospectus, if filed by the Corporation with the Commissions after the date of this Prospectus and before the expiry of this Prospectus, are deemed to be incorporated by reference in this Prospectus. In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished by the Corporation to the SEC after the date of this Prospectus, that document or information shall be deemed to be incorporated by reference as an exhibit to the U.S. Registration Statement of which this Prospectus forms a part (in the case of Form 6-K and Form 8-K, if and to the extent set forth therein). The Corporation may also incorporate other information filed with or furnished to the SEC under the U.S. Exchange Act, provided that information included in any report on Form 6-K or Form 8-K shall be so deemed to be incorporated by reference only if and to the extent expressly provided in such Form 6-K or Form 8-K.
Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.
A Prospectus Supplement containing the specific terms of an Offering will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the Offering covered by that Prospectus Supplement.
Upon a new annual information form and related annual financial statements being filed by us with, and where required, accepted by, the applicable securities regulatory authority during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports and information circulars and all Prospectus Supplements filed prior to the commencement of our financial year in which a new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.
Reference to the Corporation’s website in any documents that are incorporated by reference into this Prospectus do not incorporate by reference the information on such website into this Prospectus, and the Corporation disclaims any such incorporation by reference.
DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT
The following documents have been, or will be, filed with the SEC as part of the U.S. Registration Statement of which this Prospectus is a part insofar as required by the SEC’s Form F-10:
(i)
the documents listed under “Documents Incorporated by Reference” in this Prospectus;

(ii)
the consent of BDO LLP, the Corporation’s independent auditor;

(iii)
the consent of Borden Ladner Gervais LLP, the Corporation’s Canadian counsel;

(iv)
the consent of Troutman Pepper Hamilton Sanders LLP, the Corporation’s United States counsel;

(v)
the powers of attorney from certain of the Corporation’s directors and officers; and

(vi)
the form of debt indenture.

A copy of the form of any applicable warrant indenture, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.
SUMMARY DESCRIPTION OF THE BUSINESS
Overview of the Corporation
The Corporation is a clinical-stage biotechnology company focused on the research and clinical development of anti-inflammatory therapies for the treatment of cardiovascular disease (“CVD”). In September 2020, the

Corporation received approval from the U.S. Food and Drug Administration (the “FDA”) for its Investigational New Drug (“IND”) application to commence a Phase II/III, double-blind, placebo-controlled clinical trial investigating the efficacy and safety of its lead product, CardiolRx, in hospitalized COVID-19 patients with a prior history of, or risk factors for, CVD. CardiolRx is an ultra-pure, high concentration cannabidiol oral formulation that is pharmaceutically produced, manufactured under cGMP, and is THC free (<10 ppm).
COVID-19, a disease caused by the severe acute respiratory syndrome coronavirus 2 (“SARS-CoV-2”), is primarily a respiratory disease. However, an increasing number of reports indicate that COVID-19 patients are at higher risk of developing cardiovascular complications. Furthermore, patients with underlying CVD are more likely to develop severe cases of COVID-19 and have a worse prognosis. A recent study published in the Journal of the American Medical Association Cardiology showed that 35% of hospitalized COVID-19 patients had underlying CVD1. In this study, patients with underlying CVD and myocardial injury had a significantly higher rate of mortality than patients without these complications.
The rationale for using cannabidiol to treat patients with COVID-19 who have a prior history of, or risk factors for, CVD, is based on extensive pre-clinical investigations by Cardiol and others in models of cardiovascular inflammation which have demonstrated that cannabidiol has impressive anti-inflammatory and anti-fibrotic activity, as well as anti-ischemic, and anti-arrhythmic action, and that it improves myocardial function in models of heart failure. In pre-clinical models of cardiac injury, cannabidiol was shown to be cardio-protective by reducing cardiac hypertrophy, fibrosis, and the production of certain re-modelling markers, such as cardiac B-type Natriuretic Peptide, which is typically elevated in patients with heart failure. These data were accepted for presentation at the American College of Cardiology’s 69th Annual Scientific Session held virtually on March 28 – 30, 2020.
Cardiol is also planning to file an IND for a Phase II international trial of CardiolRx in acute myocarditis, a condition caused by inflammation in heart tissue, which remains the most common cause of sudden cardiac death in people less than 35 years of age and is developing a subcutaneous formulation of CardiolRx for the treatment of inflammation in the heart that is associated with the development and progression of heart failure. Heart failure is the leading cause of death and hospitalization in North America, with associated annual healthcare costs in the U.S. alone exceeding $30 billion2.
In parallel with Cardiol’s research and clinical development programs in inflammatory heart disease, Cardiol is also exploring business development initiatives to support a commercial opportunity in the Canadian medical cannabinoid market through an exclusive supply agreement with Medical Cannabis by Shoppers™. Cardiol’s Cortalex brand is the first THC free (<10 ppm) extra-strength cannabidiol formulation developed for patients who wish to avoid THC or for whom THC exposure is not recommended. Cortalex is manufactured in a Health Canada approved, FDA registered, cGMP facility that meets the quality standards set by the pharmaceutical industry. These quality standards ensures that Cortalex meets the highest requirements for product purity, consistency, and reproducibility.
Further information regarding the Corporation and its business is set out in the AIF and the materials incorporated by reference herein. See “Documents Incorporated by Reference”.
RECENT DEVELOPMENTS
Management Update on COVID-19
The Corporation has ensured that all of its employees work under conditions that comply with federal and provincial public health recommendations. In addition, the Corporation’s clinical and regulatory activities have not, for the time being, significantly slowed down despite the COVID-19 crisis. These activities are now performed by Cardiol’s employees from their home offices. However, the extent of any delays in the clinical activities will be a result of the ultimate effect that this crisis has on factors such as availability of physicians, clinics, and enrolment.

1
Shaobo Shi et al., ‘Association of Cardiac Injury With Mortality in Hospitalized Patients With COVID-19 in Wuhan, China’, JAMA Cardiology, 25 March 2020

2
Cook, C., Cole, G., Asaria, P., Jabbour, R. & Francis, D.P. The annual global economic burden of heart failure. International Journal of Cardiology 171, 368-376 (2014).

The Corporation’s commercial launch of its pharmaceutical cannabidiol (Cortalex) was not impacted by the COVID-19 crisis. The crisis has also not materially impacted the Corporation’s third-party suppliers and manufacturers. For the potential impact this may have on clinical trials, see Phase II/III trial in high-risk patients hospitalized with COVID-19 below.
The current COVID-19 pandemic continues to be a rapidly evolving crisis and it is difficult for the Corporation to accurately assess the impact of the current COVID-19 pandemic on the Corporation’s business. Cardiol will continue to actively monitor the situation to assess the impact of the current COVID-19 pandemic on the Corporation’s business and take appropriate measures to diminish such impacts.
Phase II/III trial in high-risk patients hospitalized with COVID-19
On December 15, 2020, Cardiol announced the appointment of contract research organization (the “CRO”) Worldwide Clinical Trials (“Worldwide”), as the Corporation initiates its Phase II/III trial in high-risk patients hospitalized with COVID-19 at clinical centres throughout the United States. The double-blind, placebo-controlled clinical trial is designed to investigate the efficacy and safety of CardiolRx in 422 hospitalized COVID19 patients with a prior history of, or risk factors for, CVD. This patient population is at significant risk of developing cardiovascular complications, which are frequently fatal, during their illness. Worldwide has been the CRO for several international COVID-19 clinical programs and has extensive experience in conducting clinical research focused on cardiovascular disease. With a global footprint, Worldwide provides drug development expertise from early phase to late-stage clinical development, post-approval, and real-world evidence studies; delivering high quality clinical programs designed to support regulatory approvals in multiple jurisdictions. Employing more than 1,900 professionals, Worldwide provides drug development support services in over 60 countries with offices in North and South America, Europe, and Asia.
On January 21, 2021, the Corporation announced the formation of the Data Safety Monitoring Committee (the “DSMC”) and the Clinical Endpoint Committee (the “CEC”). The DSMC comprises independent experts who will assess the patient safety data, and, if needed, critical efficacy endpoints of the trial. In order to do so, the DSMC may review unblinded study information (on a patient level or treatment group level) during the conduct of the trial. After each data review, the DSMC will advise the study Steering Committee with recommendations for protocol modifications, if concerns over safety have developed, or that the study should continue according to the protocol if no concerns are identified. The DSMC will also perform an interim analysis after 200 patients have completed the study, to be certain that the investigational drug is not exposing trial patients to undue risk. Study management will also perform a blinded analysis at this time to determine if the expected number of endpoints have occurred or if the sample size for the study needs to be adjusted so that enough patients will be enrolled to achieve statistical significance.
The DSMC currently consists of three members:
•
Chair: Dr. Jean Lucien Rouleau — Professor and Former Dean, University of Montreal and Cardiologist, Montreal Heart Institute. Dr. Rouleau has an international reputation in cardiovascular research, particularly in basic mechanisms and improving the clinical care of patients with heart failure. His publication list includes more than 475 articles and seven book chapters;

•
Statistician: Dr. George Wells — Professor, School of Epidemiology, Public Health and Preventive Medicine, University of Ottawa and Director, Cardiovascular Research Methods Centre, University of Ottawa Heart Institute. Dr. Wells has worked extensively with governments and non-government research organizations, as well as private pharmaceutical and biotechnology companies. He has been an Investigator in over 240 research projects with research funding exceeding $120 million. Dr. Wells is the author or co-author of over 400 published articles; and

•
Dr. John Teerlink — Professor of Medicine, University of California, San Francisco and Director of Heart Failure and the Echocardiographic Laboratory at the San Francisco Veterans Affairs Center. Dr. Teerlink is actively involved in many acute and chronic heart failure clinical trials, serving on endpoint, data safety monitoring and steering committees for numerous international cardiovascular studies. He currently serves on the Acute Heart Failure Committee of the European Society of Cardiology Heart Failure Association and has served on the National Committee on Heart Failure and Transplantation of the American Heart Association. Dr. Teerlink was profiled in The Lancet as an internationally recognized leader in heart failure.

The CEC comprises clinical experts in cardiology and Intensive Care and has been established to ensure accurate and consistent assessment of the trial endpoints and/or serious adverse events. In order to ensure an unbiased endpoint assessment, members of the CEC are blinded to treatment assignment. The goal of the CEC is to standardize endpoints and optimize data quality.
The CEC currently consists of three members:
•
Chair: Dr. Brent Mitchell — Professor of Cardiac Sciences and Former Director of the Libin Cardiovascular Institute, University of Calgary. Dr. Mitchell completed a Fellowship in Clinical Cardiology at Dalhousie University in Halifax, and a Fellowship in clinical electrophysiology at Stanford University Medical Centre, California. Dr. Mitchell’s clinical practice and research interests are in the area of cardiac electrophysiology, particularly in the diagnosis and management of tachyarrhythmias. Dr. Mitchell has published several sentinel papers in the diagnosis and management of serious cardiac arrhythmias;

•
Dr. Maria Rosa Costanzo — Professor, Rush Medical College and Cardiologist, Advocate Health, Naperville, IL. Dr. Costanzo is Board Certified in Advanced Heart Failure and Cardiac Transplantation. Dr. Costanzo is currently the Medical Director of the Midwest Heart Specialists — Advocate Medical Group Heart Failure and Pulmonary Arterial Hypertension Programs, and Medical Director of the Edward Hospital Center for Advanced Heart Failure. Dr. Costanzo has published nearly 200 peer-reviewed manuscripts and is the author of numerous review papers, monographs, and book chapters; and

•
Dr. Courtney Bennett — Cardiologist and Intensive Care Physician, Director of Quality Improvement in the Cardiac Intensive Care Unit, Mayo Clinic, Rochester, MN. Dr. Bennett is a board-certified cardiologist and is board-eligible in critical care medicine. Her clinical interests include cardiac critical care and contrast echocardiography. Dr. Bennett is Mayo Quality Academy gold-certified and serves as the Director of Quality Improvement in the Cardiac Intensive Care Unit.

On April 28, 2021, Cardiol announced first patient enrolled in the Phase II/III study. The study is expected to be completed during the second half of 2021. Cardiol has budgeted costs of approximately USD $6.4 million for study execution and $1.4 million for potential post study analysis. During the first quarter of 2021, Cardiol spent approximately $1,060,000 associated with start-up activities for the Phase II/III study.
Subject to study outcomes, management’s discussions with the FDA indicated that the design and scope of the Phase II/III trial may be used as a registration study in support of a New Drug Application in 2022. Cardiol may involve a commercial partner from the pharmaceutical industry, with research, development and commercialization costs potentially being shared with its commercial partner.
Phase I study
On April 12, 2021, the Corporation announced results from a Phase I single and multiple ascending dose clinical trial of CardiolRx, a pharmaceutically produced oral cannabidiol formulation being developed for the treatment of acute and chronic inflammation associated with heart disease.
The Phase I trial was a randomized, placebo-controlled, double-blind study designed to evaluate the safety, tolerability, and pharmacokinetic (PK) profile of CardiolRx at various dose levels. The study randomized 52 subjects (age range 25 to 60 years) to one of two groups. In Group A, there were three sub-groups, each involving 12 subjects (nine active and three placebo), with each subject receiving a single dose of 5 mg/kg or 15 mg/kg of CardiolRx, in either the fed or fasted state. In Group B, there were two sub-groups, each involving eight subjects (six active and two placebo) with each subject receiving 5 mg/kg or 15 mg/kg twice daily for six days. Serial blood samples were taken to measure the level of cannabidiol and its two main metabolites.
The results demonstrated that CardiolRx was safe and generally well tolerated at all dose levels, with no serious adverse events reported in the study. Fifty-one of the 52 enrolled subjects completed all requirements of the protocol. Each subject had repeated standard measures of safety including physical examination (with vital signs), electrocardiogram (ECG) to monitor cardiac time intervals (particularly, the QTc interval, which is an important measure of the risk for abnormal heart rhythms), as well as a number of biochemical and coagulation laboratory tests. Despite the relatively high doses of CardiolRx administered during the study, there were no ECG or abnormal laboratory findings after six days of dosing; specifically, no elevation of liver enzymes or QTc changes were detected. The recorded adverse events were all mild or moderate in severity and were primarily related to the gastro-intestinal tract. The costs of the Phase I study incurred in the first quarter of 2021 were negligible.
The Corporation will incorporate the results as an integral part of the planned IND application with the FDA for an international Phase II clinical trial in acute myocarditis.
Phase II study — Acute myocarditis
Cardiol is planning a Phase II clinical program in acute myocarditis utilizing its pharmaceutically produced, pure cannabidiol formulation. Cardiol’s acute myocarditis program has been designed by an independent Steering Committee comprised of thought leaders in cardiology from North America and Europe. The IND filing for the Phase II trial occurred in Q3, 2021. It is anticipated that the IND application will be granted during the second half of 2021, with the study commencing soon thereafter. It is estimated that patient recruitment will take 12 to 18 months following the initiation of the clinical trial centers. Cardiol has predicted costs of this study, including the IND application, to be approximately $600,000 for 2021; however, the total costs of the study cannot be determined at this stage as they will depend on a variety of factors.
If Cardiol determines that the Phase II study meets its objectives, it currently expects to undertake the next steps of its clinical development program, which would consist of a larger clinical study, the details of which will be determined in conjunction with discussions with the regulatory authorities. The Corporation expects the completion of this currently planned clinical development program, if undertaken, to take at least until 2025 and may involve a commercial partner from the pharmaceutical industry, with research, development and commercialization costs potentially being shared with its commercial partner. Cardiol relies on CROs, clinical data management organizations, and consultants to assist with the design, conduct, supervision, and monitoring of pre-clinical studies of Cardiol’s product candidates and will do the same for our planned clinical trials. The total costs of the clinical development program cannot be determined at this stage as they will depend on a variety of factors.
Listing Application Submitted to Nasdaq
The Corporation made application on March 1, 2021 to list its Common Shares on The Nasdaq Capital Market® (the “Nasdaq”). The listing of the Common Shares on the Nasdaq is subject to the approval of the Nasdaq and the satisfaction of all applicable listing criteria and requirements. No assurance can be given that such application will be approved or that such listing will be completed. If the Nasdaq listing occurs, the Common Shares would no longer be listed on the OTCQX exchange. The Corporation plans to maintain its current listing on the TSX.
Close of $22 Million Bought Deal Offering
On May 12, 2021, the Corporation announced the closing of a “bought deal” short form prospectus offering of units of the Corporation for aggregate gross proceeds of approximately $22 million (the “May Offering”). The offering was completed by a syndicate of underwriters led by Raymond James Ltd., as lead underwriter and sole bookrunner and included Leede Jones Gable Inc. and ATB Capital Markets Inc.
Under the May Offering, the Corporation sold a total of 6,112,000 units at a price of $3.60 per unit. Each unit is comprised of one Common Share of the Corporation and one-half of one May 2021 Warrant. Each May 2021 Warrant entitles the holder thereof to acquire one common share at a price of $4.60 per warrant share for a period of 36 months from issuance. The Common Shares and May 2021 Warrants trade on the Toronto Stock Exchange under the symbol “CRDL” and “CRDL.WT.A, respectively.
Appointment of new Chairman of the Board
On July 7, 2021, Dr. Eldon Smith retired as Director and Chairman of the Board of Directors. Dr. Smith is no longer involved in the governance or management of the Company, however, he has been retained by the Company to perform certain part time advisory services on an ad hoc basis drawing on his scientific background and expertise in cardiology. As of July 28, 2021, Dr. Smith owned 1,274,000 common shares, representing 2.97% of the outstanding common shares in the capital of the Company (2.39% on a fully diluted basis).
On July 7, 2021, Dr. Guillermo Torre-Amione was announced as Chairman of the Board of Directors.
PLAN OF DISTRIBUTION
We may sell the Securities, separately or together: (a) to one or more underwriters or dealers; (b) through one or more agents; or (c) directly to one or more other purchasers. Each Prospectus Supplement relating to a particular offering of Securities will set forth the terms of the applicable Offering, including (a) the terms of the Securities to which the Prospectus Supplement relates, including the type of Security being offered, and the method of distribution; (b) the name or names of any underwriters, dealers, or agents involved in the offering of Securities; (c) the purchase price or prices of the Securities offered thereby and the proceeds to, and the expenses borne by, the Corporation from the sale of the Securities; (d) any commission, underwriting discount and other items constituting compensation payable to underwriters, dealers, or agents; and (e) any discounts or concessions allowed or re-allowed or paid to underwriters, dealers, or agents. In addition, Securities may be offered and issued in consideration for the acquisition (an “Acquisition”) of other businesses, assets or securities by us or our subsidiaries. The consideration for any such Acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, securities, cash and assumption of liabilities.
The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions”. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with an offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Corporation.
Only underwriters, dealers, or agents so named in the Prospectus Supplement are deemed to be underwriters, dealers, or agents in connection with the Securities offered thereby. If underwriters are used in an offering, the Securities offered thereby will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase Securities will be subject to the conditions precedent agreed upon by the parties and the underwriters will be obligated to purchase all Securities under that offering if any are purchased. If agents are used in an offering, unless otherwise indicated in the applicable Prospectus Supplement, such agents will be acting on a “best efforts” basis for the period of their appointment. Any public offering price and any discounts or concessions allowed or re-allowed or paid to underwriters, dealers or agents may be changed from time to time.
Underwriters, dealers, or agents who participate in the distribution of Securities may be entitled under agreements to be entered into with the Corporation to indemnification by the Corporation against certain liabilities, including liabilities under Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers, or agents may be required to make in respect thereof. Such underwriters, dealers or agents with whom the Corporation enters into agreements may be customers of, engage in transactions with, or perform services for, the Corporation in the ordinary course of business.
Any offering of Debt Securities, Subscription Receipts, Warrants or Units will be a new issue of securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities, Subscription Receipts, Warrants or Units will not be listed on any securities exchange. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Debt Securities, Subscription Receipts, Warrants or Units may be sold, and purchasers may not be able to resell Debt Securities, Subscription Receipts, Warrants or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Debt Securities, Subscription Receipts, Warrants or Units in

the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. Subject to applicable laws, certain dealers may make a market in these Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in these Securities or as to the liquidity of the trading market, if any, for these Securities.
No underwriter or dealer involved in an “at-the-market distribution” as defined under the applicable Canadian securities legislation, no affiliate of such underwriter or dealer and no person acting jointly or in concert with such underwriter or dealer will over-allot these Securities in connection with an offering of these Securities or effect any other transactions that are intended to stabilize the market price of the Securities.
In connection with any offering of Securities, other than an “at-the-market distribution”, subject to applicable laws, the underwriters, dealers, or agents, as the case may be, may over-allot or effect transactions that stabilize or maintain the market price of the offered Securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time.
USE OF PROCEEDS
Unless otherwise specified in the applicable Prospectus Supplement, the net proceeds from the sale of Securities will be used to advance our business objectives and for general corporate purposes, including funding ongoing operations and/or working capital requirements, repaying indebtedness outstanding from time to time, discretionary capital programs, and potential future acquisitions. Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities.
The Corporation had negative operating cash flow in recent years. To the extent that the Corporation has negative cash flow in future periods, the Corporation may need to deploy a portion of proceeds from Offerings to fund such negative cash flow.
All expenses relating to an Offering and any compensation paid to underwriters, dealers, or agents, as the case may be, will be paid out of the proceeds from the sale of such Securities, unless otherwise stated in the applicable Prospectus Supplement.
EARNINGS COVERAGE RATIO
Earnings coverage ratios will be provided as required in the applicable Prospectus Supplement with respect to the issuance of Debt Securities.
CONSOLIDATED CAPITALIZATION
The following table sets forth the capitalization of the Corporation as at March 31, 2021. Other than as described below, there has not been any material change in the share capital of the Corporation since March 31, 2021.
Designation	Authorized	Issued	As at March 31, 2021 (unaudited)	As at March 31, 2021 (unaudited, pro forma after giving effect to the May Offering)(1)
Cash and cash equivalents			$18,003,856	$38,789,614
Share capital	Unlimited	42,946,594*	$67,753,920	$88,531,530
Warrants	4,614,630*	4,614,630*	$1,549,444	$1,557,592(2)
Contributed surplus	—	—	$9,724,712	$9,724,712
Deficit	—	—	$(60,789,467)	$(60,789,467)
Total Capitalization			$18,238,609	$39,024,367

*
As adjusted to reflect the issued and authorized Common Shares and May 2021 Warrants as at August 3, 2021, giving effect to the issue of 6,356,000 Common Shares and 3,489,400 May 2021 Warrants as part of the May Offering.

(1)
After deducting the Underwriters’ Commission of $1,025,590 and other expenses of the May Offering estimated to be $200,000.

(2)
This amount does not include the amount representing the 3,056,000 May 2021 Warrants issued by the Corporation upon completion of the May Offering. This amount includes the $8,148 of net proceeds for 433,400 additional May 2021 Warrants purchased by the underwriter pursuant to the over-allotment option.

PRICE RANGE AND TRADING VOLUME
Common Shares
The Common Shares are listed for trading on the TSX under the trading symbol “CRDL”. The Common Shares commenced trading on the TSX on December 20, 2018. On July 30, 2021, the last trading day before the date of this Prospectus, the closing price of the Common Shares on the TSX was $2.83 per Common Share.
The following tables set forth information relating to the trading of the Common Shares on the TSX for the periods indicated:
Month	High ($)	Low ($)	Trading Volume
July 2021	3.20	2.56	2,125,630
June 2021	3.35	2.87	2,677,984
May 2021	4.42	2.72	6,372,440
April 2021	4.49	3.68	2,456,879
March 2021	5.06	3.45	5,123,100
February 2021	5.32	3.05	6,092,761
January 2021	3.66	2.61	3,321,624
December 2020	2.98	2.32	1,619,214
November 2020	3.15	2.41	2,045,283
October 2020	3.75	2.70	2,282,457
September 2020	3.63	2.48	2,049,616
August 2020	3.01	1.98	1,479,773
July 2020	2.62	2.21	830,555
June 2020	3.05	2.26	1,960,604
May 2020	3.50	2.35	2,434,072
April 2020	3.25	2.32	1,639,880
March 2020	3.69	1.87	1,427,500
February 2020	4.35	2.70	535,262
January 2020	5.00	3.80	966,253
May 2021 Warrants
The May 2021 Warrants are listed for trading on the TSX under the trading symbol “CRDL.WT.A”. The May 2021 Warrants commenced trading on the TSX on May 12, 2021. On July 30, 2021, the last trading day before the date of this Prospectus, the closing price of the May 2021 Warrants on the TSX was $0.83 per warrant.
The following tables set forth information relating to the trading of the warrants on the TSX for the periods indicated:
Month	High ($)	Low ($)	Trading Volume
July 2021	1.00	0.81	156,201
June 2021	1.15	0.85	168,300
May 12, 2021 to May 31, 2021	1.10	0.48	432,024

PRIOR SALES
During the 12 months preceding the date of this Prospectus, the Corporation has issued Common Shares at the following prices:
Date of Issuance	Number of Common Shares	Issuance Prices (CAN$)
September 16, 2020	15,000	$3.25
September 17, 2020	12,600	$3.25
November 2, 2020	6,500(1)	$2.90
November 2, 2020	37,591	$2.50
December 17, 2020	4,000(1)	$2.53
January 11, 2021	12,054(1)	$2.80
January 13, 2021	169,227	$2.50
January 27, 2021	2,500(1)	$3.19
February 4, 2021	3,805	$3.25
February 5, 2021	90,243	$3.25
February 8, 2021	139,567	$3.25
February 8, 2021	20,000	$2.50
February 9, 2021	54,250	$3.25
February 10, 2021	268,462	$3.25
February 10, 2021	208,333	$2.58
February 11, 2021	34,883	$3.25
February 12, 2021	550,300	$3.25
February 16, 2021	208,333	$2.58
February 17, 2021	349,550	$3.25
February 18, 2021	91,950	$3.25
February 19, 2021	38,900	$3.25
February 22, 2021	357,400	$3.25
February 23, 2021	134,000	$3.25
February 23, 2021	90,000	$3.28
February 23, 2021	20,000	$3.54
February 24, 2021	12,000	$2.50
February 24, 2021	85,750	$3.25
February 24, 2021	50,000	$3.34
February 24, 2021	40,000	$3.16
February 24, 2021	75,000	$2.50
February 26, 2021	75,000	$3.05
March 1, 2021	50,000	$2.58
March 1, 2021	26,500	$3.25
March 2, 2021	229,000	$3.25
March 8, 2021	106,618(1)	$4.14
March 15, 2021	70,000	$3.25
March 19, 2021	27,200	$3.25
March 19, 2021	37,000(1)	$4.50
March 31, 2021	2,478(1)	$4.54
April 12, 2021	153,500(1)(2)	$4.56
May 3, 2021	20,000	$3.25
May 12, 2021	6,112,000	$3.60
May 19, 2021	30,500(1)	$2.93
May 25, 2021	40,000	$2.59
TOTAL	10,161,994	N/A

Note:
(1)
Common Shares issued for services provided. The value of the work was determined based on arm’s length negotiations and these Common Shares were issued following completion of the work.

(2)
100,000 Common Shares subject to vesting over a period of 24 months and 37,500 Common Shares subject to vesting over a period of 3 months.

During the 12 months preceding the date of this Prospectus, the Corporation has issued the following securities convertible into Common Shares at the following prices:
Date of Issuance	Type of convertible security	Number of convertible securities Issued	Exercise Prices (CAN$)
August 20, 2020	Options	100,000(1)	$2.12
August 20, 2020	Options	50,000(1)	$2.58
August 20, 2020	Options	75,000(1)	$2.50
September 9, 2020	Options	100,000(1)	$3.25
October 1, 2020	Options	75,000(1)	$3.05
October 8, 2020	Options	35,000(1)	$2.90
November 2, 2020	Warrants	18,796(3)	$3.25
December 3, 2020	Options	210,000(1)	$2.59
January 13, 2021	Warrants	84,614(3)	$3.25
February 1, 2021	Options	40,000(1)	$3.16
February 8, 2021	Warrants	10,000(3)	$3.25
February 9, 2021	Options	416,666(1)	$4.56
February 19, 2021	Options	560,000(1)	$4.80
February 23, 2021	Options	130,000(1)	$4.46
February 24, 2021	Warrants	6,000(3)	$3.25
March 30, 2021	Options	400,000(1)	$4.51
May 12, 2021	May 2021 Warrants	3,489,400	$4.60
May 13, 2021	Options	100,000(1)	$3.00
TOTAL		5,900,476	N/A

Note:
(1)
Stock options issued pursuant to the Corporation’s Equity Compensation Plan. Each option is exercisable for one Common Share.

(2)
Exercisable into one Common Share and one half of one Common Share warrant. Each additional whole warrant is exercisable into one common share at the price of $3.25 per share until June 4, 2022.

(3)
Granted on the exercise of warrants in Note 2 above.

RISK FACTORS
An investment in Securities is subject to a number of risks that should be carefully considered by a prospective purchaser. Before deciding whether to invest in Offered Shares, prospective investors should carefully consider, in light of their own financial circumstances, the risks described below and those incorporated by reference into this Prospectus, including in the AIF under “Risk Factors”. See “Documents Incorporated by Reference”.
The Corporation’s prospects depend on the success of our acute myocarditis and subcutaneous product candidates which are at early stages of development, the success of our Phase II/III trial in high-risk patients hospitalized with COVID-19, and from sales of our pharmaceutical cannabidiol products. We do not expect to generate revenue for several years, if at all, from the acute myocarditis and subcutaneous product candidates.
Given the early stage of development of our acute myocarditis and subcutaneous product candidates, and the uncertainty inherent in clinical trials, we can make no assurance that our research and development programs will result in regulatory approval or commercially viable products. To achieve profitable operations, we, alone or with others, must successfully develop, gain regulatory approval, and market our future products. We currently have no products that have been approved by the FDA, Health Canada, or any similar regulatory authority. To obtain regulatory approvals for our product candidates being developed and to achieve commercial success, clinical trials must demonstrate that the product candidates are safe for human use and that they demonstrate efficacy.
Many product candidates never reach the stage of clinical testing and even those that do have only a small chance of successfully completing clinical development and gaining regulatory approval. Product candidates may fail for a number of reasons, including, but not limited to, being unsafe for human use or due to the failure to provide therapeutic benefits equal to or better than the standard of treatment at the time of testing. Positive results of early pre-clinical research may not be indicative of the results that will be obtained in later stages of pre-clinical or clinical research. Similarly, positive results from early stage clinical trials may not be indicative of favorable outcomes in later-stage clinical trials. We can make no assurance that any future studies, if undertaken, will yield favorable results. The early stage of our acute myocarditis and subcutaneous product development makes it particularly uncertain whether any of these product development efforts will prove to be successful and meet applicable regulatory requirements, and whether any of our product candidates will receive the requisite regulatory approvals, be capable of being manufactured at a reasonable cost, or be successfully marketed. If we are successful in developing our current and future product candidates into approved products, we will still experience many potential obstacles such as the need to develop or obtain manufacturing, marketing, and distribution capabilities. If we are unable to successfully commercialize any of our products, our financial condition and results of operations may be materially and adversely affected.
Our only current source of revenue is the sale of our pharmaceutical cannabidiol. As a result, we are only generating revenue from one product, and may never generate significant revenue from the sale or licensing of other products, or otherwise. Moreover, sales of our pharmaceutical cannabidiol are not expected to generate sufficient revenue during 2021 to fully fund our operations.
Risks Relating to the Corporation
The continued development of the Corporation will require additional financing. If we fail to raise such capital it could result in the delay or indefinite postponement of our current business strategy or we could cease to carry on business
There is no guarantee that the Corporation will be able to execute on its strategy. The continued development of the Corporation will require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of current business strategy or the Corporation ceasing to carry on business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Corporation. If additional funds are raised through issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences, and privileges superior to those of holders of Common Shares. In addition, from time to time, the Corporation may enter into transactions to acquire assets or the shares of other Companies. These transactions may be financed wholly or partially with debt, which may temporarily increase the Corporation’s debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Corporation to obtain additional capital and to pursue business opportunities, including potential acquisitions. Debt financings may contain provisions, which, if breached, may entitle lenders to accelerate repayment of loans and there is no assurance that the Corporation would be able to repay such loans in such an event or prevent the enforcement of security granted pursuant to such debt financing. The Corporation may require additional financing to fund its operations to the point where it is generating positive cash flows. Negative cash flow may restrict the Corporation’s ability to pursue its business objectives.
In the event of bankruptcy, liquidation, or reorganization of Cardiol, holders of its debt and its trade creditors will generally be entitled to payment of their claims from the assets of Cardiol before any assets are made available for distribution to Cardiol or its shareholders. The Common Shares are effectively subordinated to the debt and other obligations of Cardiol.
We currently have negative cash flow from operating activities.
For the three months ended March 31, 2021 and year ended December 31, 2020, the Corporation had negative cash flow from operating activities. Although the Corporation anticipates it will have positive cash flow from operating activities in future periods, to the extent that the Corporation has negative cash flow in any future period, current working capital may be used to fund such negative cash flow from operating activities, if any.
We intend to expend our limited resources to pursue our current product candidates, and may fail to capitalize on other product candidates that may be more profitable or for which there is a greater likelihood of success
Because we have limited financial and managerial resources, we are focusing on research programs relating to our current product candidates, which concentrates the risk of product failure in the event that our current product candidates prove to be unsafe or ineffective or inadequate for clinical development or commercialization. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on proprietary research and development programs relating to our current product candidates may not yield any commercially viable products.
We have a history of operating losses and may never achieve or maintain profitability in the future
Cardiol’s net loss for the three months ended March 31, 2021 was $8,909,848, for the year ended December 31, 2020 was $20,640,935 and for the year ended December 31, 2019 was $13,684,023. We have recently started generating revenue and it is possible that we will never have sufficient product sales revenue to achieve profitability. We expect to continue to incur losses for at least the next several years as we or our collaborators and licensees pursue clinical trials and research and development efforts. To become profitable, we, either alone or with our collaborators and licensees, must successfully market our pharmaceutical cannabidiol and develop, manufacture and market our current product candidates, as well as continue to identify, develop, manufacture, and market new product candidates. It is possible that we will never have significant product sales revenue or receive royalties on our licensed product candidates. If funding is insufficient at any time in the future, we may not be able to develop or commercialize our products, take advantage of business opportunities, or respond to competitive pressures.
We currently do not earn any revenues from our drug candidates and are therefore considered to be in the development stage. The continuation of our research and development activities and the commercialization of the targeted therapeutic products are dependent upon our ability to successfully finance and complete our research and development programs through a combination of equity financing and payments from strategic partners. We have no current sources of significant payments from strategic partners.
We rely on management and need additional key personnel to grow our business, and the loss of key employees or inability to hire key personnel could harm our business
The loss of David Elsley, our President and CEO, or other key members of our staff, could harm us. We also depend on our scientific and clinical collaborators and advisors, all of whom have outside commitments that may limit their availability to us. In addition, we believe that our future success will depend in large part upon our ability to attract and retain highly skilled scientific, managerial, medical, clinical, and regulatory personnel, particularly as we expand our activities and seek regulatory approvals for clinical trials. We routinely enter into consulting agreements with our scientific and clinical collaborators and advisors, key opinion leaders, and academic partners in the ordinary course of our business. We also enter into contractual agreements with physicians and institutions who will recruit patients into our clinical trials on our behalf in the ordinary course of our business. Notwithstanding these arrangements, we face significant competition for these types of personnel from other companies, research and academic institutions, government entities, and other organizations. We cannot predict our success in hiring or retaining the personnel we require for continued growth. The loss of the services of any of our executive officers or other key personnel could potentially harm our business, operating results or financial condition.
Clinical trials for our product candidates are expensive, time consuming, uncertain and susceptible to change, delay or termination
Clinical trials are expensive, time consuming, and difficult to design and implement. Even if the results of our clinical trials are favorable, the clinical trials for a number of our product candidates are expected to continue for several years and may take significantly longer to complete. In addition, we, the FDA, Health Canada or other regulatory authorities, including state and local authorities may suspend, delay, or terminate our clinical trials at any time, require us to conduct additional clinical trials, require a particular clinical trial to continue for a longer duration than originally planned, or require a change to our development plans such that we conduct clinical trials for a product candidate in a different order, e.g., in a step-wise fashion rather than running two trials of the same product candidate in parallel. Any of the foregoing could have a material adverse effect on our business, results of operations, and financial condition.
Our activities are subject to comprehensive regulation, including under healthcare laws and compliance requirements
In the United States, our activities are potentially subject to additional regulation by various federal, state, and local authorities in addition to the FDA, including, among others, the Centers for Medicare and Medicaid Services, other divisions of Health and Human Services, or HHS, (for example, the Office of Inspector General), the Department of Justice, and individual United States Attorney offices within the Department of Justice, and state and local governments.
In Canada, our activities are potentially subject to additional regulation by various federal and provincial authorities in addition to Health Canada, including among others, and publicly-mandated organizations given a provincial sales license under the Cannabis Act.
Because of the breadth of these laws and the narrowness of available statutory and regulatory exemptions, it is possible that some of our business activities could be subject to challenge under one or more of such laws. If our operations are found to be in violation of any of the federal and state laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including criminal and significant civil monetary penalties, damages, fines, imprisonment, exclusion from participation in government programs, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, private “qui tam” actions brought by individual whistleblowers in the name of the government, or refusal to allow us to enter into supply contracts, including government contracts, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. To the extent that any of our products are sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws, and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals.
If clinical trials of our product candidates fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities or do not otherwise produce positive results, we would incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.
Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct pre-clinical studies in animals and extensive clinical trials in humans to demonstrate the safety and efficacy of the product candidates. Clinical testing is expensive and difficult to design and implement, can take many years to complete, and has uncertain outcomes. The outcome of pre-clinical studies and early clinical trials may not predict the success of later clinical trials and interim results of a clinical trial do not necessarily predict final results.
A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety profiles, notwithstanding promising results in earlier trials. We do not know whether the clinical trials we may conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market any of our product candidates in any jurisdiction. A product candidate may fail for safety or efficacy reasons at any stage of the testing process. A major risk we face is the possibility that none of our product candidates under development will successfully gain market approval from the FDA, Health Canada, or other regulatory authorities, resulting in us being unable to derive any commercial revenue from them after investing significant amounts of capital in multiple stages of pre-clinical and clinical testing.
If we experience delays in clinical testing, we will be delayed in commercializing our product candidates, and our business may be substantially harmed
We cannot predict whether any clinical trials will begin as planned, will need to be restructured, or will be completed on schedule, or at all. Our product development costs will increase if we experience delays in clinical testing. Significant clinical trial delays could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before us, which would impair our ability to successfully commercialize our product candidates and may harm our financial condition, results of operations, and prospects. The commencement and completion of clinical trials for our products may be delayed for a number of reasons, including delays related, but not limited, to:
•
failure by regulatory authorities to grant permission to proceed or placing the clinical trial on hold;

•
difficulties obtaining institutional review board or ethics committee approval to conduct a clinical trial at a prospective site;

•
import/export and research restrictions for cannabinoid-based pharmaceuticals delaying or preventing clinical trials in various geographical jurisdictions;

•
patients failing to enroll or remain in our trials at the rate we expect;

•
suspension or termination of clinical trials by regulators for many reasons, including concerns about patient safety or failure of our contract manufacturers to comply with cGMP requirements;

•
delays or failure to obtain clinical supply from contract manufacturers of our products necessary to conduct clinical trials;

•
product candidates demonstrating a lack of safety or efficacy during clinical trials;

•
patients choosing an alternative treatment for the indications for which we are developing any of our product candidates or participating in competing clinical trials and/or scheduling conflicts with participating clinicians;

•
patients failing to complete clinical trials due to dissatisfaction with the treatment, side effects or other reasons;

•
reports of clinical testing on similar technologies and products raising safety and/or efficacy concerns;

•
clinical investigators not performing our clinical trials on their anticipated schedule, dropping out of a trial, or employing methods not consistent with the clinical trial protocol, and regulatory requirements, or other third parties not performing data collection and analysis in a timely or accurate manner;

•
failure of our CROs to satisfy their contractual duties or meet expected deadlines;

•
inspections of clinical trial sites by regulatory authorities or Institutional Review Boards (“IRBs”), or ethics committees finding regulatory violations that require us to undertake corrective action, resulting in suspension or termination of one or more sites or the imposition of a clinical hold on the entire study;

•
one or more IRBs or ethics committees rejecting, suspending, or terminating the study at an investigational site, precluding enrollment of additional subjects, or withdrawing its approval of the trial; or

•
failure to reach agreement on acceptable terms with prospective clinical trial sites.

In addition, a clinical trial may be suspended or terminated by us, the FDA, IRBs, ethics committees, data safety monitoring boards, or other foreign regulatory authorities overseeing the clinical trial at issue or other regulatory authorities due to a number of factors, including, among others:
•
failure to conduct the clinical trial in accordance with regulatory requirements or our clinical trial protocols;

•
inspection of the clinical trial operations or clinical trial sites by the FDA, the DEA, the European Medicines Agency, or other foreign regulatory authorities that reveals deficiencies or violations that require us to undertake corrective action, including the imposition of a clinical hold;

•
unforeseen safety issues, including any safety issues that could be identified in our ongoing pre-clinical studies;

•
adverse side effects or lack of effectiveness; and

•
changes in government regulations or administrative actions.

Our product development costs will increase if we experience delays in testing or approval or if we need to perform more or larger clinical trials than planned. Additionally, changes in regulatory requirements and policies may occur, and we may need to amend study protocols to reflect these changes. Amendments may require us to resubmit our study protocols to regulatory authorities, IRBs or ethics committees for re-examination, which may impact the cost, timing, or successful completion of that trial. Delays or increased product development costs may have a material adverse effect on our business, financial condition, and prospects.
Negative results from clinical trials or studies of others and adverse safety events involving the targets of our products may have an adverse impact on our future commercialization efforts
From time to time, studies or clinical trials on various aspects of biopharmaceutical products are conducted by academic researchers, competitors, or others. The results of these studies or trials, when published, may have a significant effect on the market for the biopharmaceutical product that is the subject of the study. The publication of negative results of studies or clinical trials or adverse safety events related to our product candidates, or the therapeutic areas in which our product candidates compete, could adversely affect the price of the Securities and our ability to finance future development of our product candidates, and our business and financial results could be materially and adversely affected.
We may not achieve our projected development goals in the time frames and cost estimates we announce and expect
We set goals for, and make public statements regarding, the expected timing and costs of the accomplishment of objectives material to our success, the commencement and completion of clinical trials and the expected costs to develop our product candidates. The actual timing and costs of these events can vary dramatically due to factors within and beyond our control, such as delays or failures in our clinical trials, issues related to the manufacturing of drug supply, uncertainties inherent in the regulatory approval process, market conditions, and interest by partners in our product candidates among other things. We may not make regulatory submissions or receive regulatory approvals as planned; our clinical trials may not be completed; or we may not secure partnerships for any of our product candidates. Any failure to achieve one or more of these milestones as planned would have a material adverse effect on our business, financial condition, and results of operations.
Unpredictable and volatile market price for Common Shares
The market price for Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control, including the following:

•
actual or anticipated fluctuations in our quarterly results of operations;

•
recommendations by securities research analysts;

•
changes in the economic performance or market valuations of companies in the industry in which we operate;

•
addition or departure of our executive officers and other key personnel;

•
sales or perceived sales of additional Common Shares;

•
significant acquisitions or business combinations, strategic partnerships, joint ventures, or capital commitments by or involving us or our competitors;

•
operating and share price performance of other companies that investors deem comparable to us;

•
fluctuations to the costs of vital production materials and services;

•
changes in global financial markets and global economies and general market conditions, such as interest rates and pharmaceutical product price volatility;

•
operating and share price performance of other companies that investors deem comparable to the Corporation or from a lack of market comparable companies; and

•
news reports relating to trends, concerns, technological or competitive developments, regulatory changes, and other related issues in our industry or target markets.

Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values, or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if our operating results, underlying asset values, or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which might result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, our operations could be adversely affected, and the trading price of the Common Shares might be materially adversely affected.
Securities or industry analysts may publish inaccurate or unfavorable research reports, stock price and volume could decline
The trading market for our Common Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our Common Shares or publish inaccurate or unfavorable research about our business, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our share price and trading volume to decline.
If we fail to adequately protect or enforce our intellectual property rights or secure rights to patents of others, the value of our intellectual property rights would diminish
Our success, competitive position, and future revenues will depend in part on our ability and the abilities of our licensors to obtain and maintain patent protection for our products, methods, processes, and other technologies, to preserve our trade secrets, to prevent third parties from infringing on our proprietary rights, and to operate without infringing the proprietary rights of third parties.
To date, we have exclusive rights to certain Canadian, United States, and other foreign intellectual property. We anticipate filing additional patent applications in Canada, the United States, and in other countries, as appropriate. However, we cannot predict:
•
the degree and range of protection any patents will afford us against competitors, including whether third parties will find ways to invalidate or otherwise circumvent our patents;

•
if and when patents will issue;

•
whether or not others will obtain patents claiming aspects similar to those covered by our patents and patent applications; or

•
whether we will need to initiate litigation or administrative proceedings which may be costly whether we win or lose.

Our success also depends upon the skills, knowledge, and experience of our scientific and technical personnel, our consultants and advisors, as well as our licensors and contractors. To help protect our proprietary know-how and our inventions for which patents may be unobtainable or difficult to obtain, we rely on trade-secret protection and confidentiality agreements. To this end, it is our policy generally to require our employees, consultants, advisors, and contractors to enter into agreements which prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries, and inventions important to our business. These agreements may not provide adequate protection for our trade secrets, know-how, or other proprietary information in the event of any unauthorized use or disclosure or the lawful development by others of such information. If any of our trade secrets, know-how, or other proprietary information is disclosed, the value of our trade secrets, know-how, and other proprietary rights would be significantly impaired and our business and competitive position would suffer.
Owning a patent does not per se prevent competition. To stop third-party infringement, a patent owner and/or licensee must take steps to enforce the patent through court proceedings. This can be a very lengthy and costly process and the outcome may be uncertain.
Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements
The Canadian Intellectual Property Office (the “CIPO”) and various foreign national or international patent agencies require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent application process. Periodic maintenance fees on any issued patent are due to be paid to CIPO and various foreign national or international patent agencies in several stages over the lifetime of the patent. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of patent rights include, but are not limited to, failure to timely file national and regional stage patent applications based on our international patent application, failure to respond to official actions within prescribed time limits, non-payment of fees, and failure to properly legalize and submit formal documents. If we fail to maintain the patents and patent applications covering our product candidates, our competitors might be able to enter the market, which would have a material adverse effect on our business.
While a patent may be granted by a national patent office, there is no guarantee that the granted patent is valid. Options exist to challenge the validity of the patent which, depending upon the jurisdiction, may include re-examination, opposition proceedings before the patent office, and/or invalidation proceedings before the relevant court. Patent validity may also be the subject of a counterclaim to an allegation of patent infringement.
Pending patent applications may be challenged by third parties in protest or similar proceedings. Third parties can typically submit prior art material to patentability for review by the patent examiner. Regarding Patent Cooperation Treaty applications, a positive opinion regarding patentability issued by the International Searching Authority does not guarantee allowance of a national application derived from the Patent Cooperation Treaty application. The coverage claimed in a patent application can be significantly reduced before the patent is issued, and the patent’s scope can be modified after issuance. It is also possible that the scope of claims granted may vary from jurisdiction to jurisdiction.
The grant of a patent does not have any bearing on whether the invention described in the patent application would infringe the rights of earlier filed patents. It is possible to both obtain patent protection for an invention and yet still infringe the rights of an earlier granted patent.

We may become subject to claims by third parties asserting that we or our employees have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property
Our commercial success depends upon our ability to develop, manufacture, market, and sell our product candidates, and to use our related proprietary technologies without violating the intellectual property rights of others. We may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our product candidates, including interference or derivation proceedings before CIPO, United States Patent and Trademark Office, and other applicable patents offices in foreign jurisdictions. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future. If we are found to infringe a third party’s intellectual property rights, we could be required to obtain a license from such third party to continue commercializing our product candidates. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Under certain circumstances, we could be forced, including by court order, to cease commercializing the applicable product candidate. In addition, in any such proceeding or litigation, we could be found liable for monetary damages. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could materially harm our business. Any claims by third parties that we have misappropriated their confidential information or trade secrets could have a similar negative impact on our business.
We may not be able to protect our intellectual property rights throughout the world
Filing, prosecuting, and defending patents on all of our product candidates throughout the world would be prohibitively expensive. Therefore, we have filed applications and/or obtained patents only in key markets, such as the United States, Canada, and certain countries internationally. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and their products may compete with ours.
We rely and will continue to rely on third parties to conduct and monitor many of our pre-clinical studies and our clinical trials, and their failure to perform as required could cause substantial harm to our business
We rely and will continue to rely on third parties to conduct a significant portion of our pre-clinical and clinical development activities. Pre-clinical activities include in vivo studies providing access to specific disease models, pharmacology and toxicology studies, and assay development. Clinical development activities include trial design, regulatory submissions, clinical patient recruitment, clinical trial monitoring, clinical data management and analysis, safety monitoring and project management, contract manufacturing, and quality assurance. If there is any dispute or disruption in our relationship with third parties, or if they are unable to provide quality services in a timely manner and at a feasible cost, our active development programs will face delays. Further, if any of these third parties fails to perform as we expect or if their work fails to meet regulatory requirements, our testing could be delayed, cancelled, or rendered ineffective.
Our product candidates contain compounds that may be classified as “controlled substances” in jurisdictions outside of Canada and are classified as cannabis in Canada. Outside of Canada they may be subject to controlled substance laws and regulations; within Canada they will be subject to the Cannabis Act and the regulations issued thereunder (the “Cannabis Regulations”). In all jurisdictions, failure to receive necessary approvals may delay the launch of our products and failure to comply with these laws and regulations may adversely affect the results of our business operations
Our product candidates contain substances related to the cannabis plant and are subject to the Cannabis Act and the Cannabis Regulations in Canada. As a pharmaceutical product, cannabidiol will be subject to both the Food and Drugs Act and regulations issued thereunder and the Cannabis Act and the Cannabis Regulations. This will include the need for an establishment licence, import and export permits, and extensive record keeping.
In addition, since our product candidates contain a cannabinoid, their regulatory approval may generate public controversy. Political and social pressures and adverse publicity could lead to delays in approval of, and increased expenses for our product candidates. These pressures could also limit or restrict the introduction and marketing of our product candidates. Adverse publicity from cannabis misuse or adverse side effects from cannabis or other cannabinoid products may adversely affect the commercial success or market penetration achievable for our product candidates. The nature of our business attracts a high level of public and media interest, and in the event of any resultant adverse publicity, our reputation may be harmed. Furthermore, if our product candidates are classified as “controlled substances”, they may be subject to import/export and research restrictions that could delay or prevent the development of Cardiol’s products in various geographical jurisdictions.
Our ability to research, develop, and commercialize products is dependent on our ability to obtain and maintain licenses relating to possession and supply of controlled substances
Our research and manufacturing facilities are located in Canada. In Canada, various licenses are required to produce pharmaceutical cannabinoids. Our continued ability to research, develop, and commercialize our product candidates is dependent on our ability to obtain, and subsequently maintain, licenses relating to possession and supply of controlled substances.
Controlled substance legislation differs between countries and legislation in certain countries may restrict or limit ability to sell products
Most countries are parties to the Single Convention on Narcotic Drugs 1961, which governs international trade and domestic control of narcotic substances, including cannabis. Countries may interpret/implement their treaty obligations in a way that creates a legal obstacle to our obtaining marketing approval for our product candidates in those countries. These countries may not be willing or able to amend or otherwise modify their laws and regulations to permit our product candidates to be marketed or achieving such amendments to the laws and regulations may take a prolonged period of time.
Changes in laws and regulations
The Corporation endeavours to comply with all relevant laws, regulations, and guidelines, including those relating to the production, distribution, sale, and possession of cannabis in Canada. To the Corporation’s knowledge, it is in compliance with all such laws, regulations, and guidelines as described elsewhere in this Prospectus or in the documents incorporated by reference in this Prospectus.
On April 13, 2017, the federal government of Canada introduced the Cannabis Act. On June 20, 2018, the Senate approved the Cannabis Act and the Act received Royal Assent on June 21, 2018. The Cannabis Act came into effect on October 17, 2018. The Cannabis Act creates a strict legal framework for controlling the production, distribution, sale, and possession of cannabis in Canada. The Cannabis Act lifts the ban on the recreational use of cannabis in Canada dating back to 1923. The impact of any such new legislative system on the medical cannabis industry and the Corporation’s business plan and operations is uncertain.
As of October 17, 2019, the Cannabis Act grants authorization to licensed producers who have been approved by Health Canada, to produce and sell “edibles containing cannabis” and “cannabis concentrates” no earlier than December 17, 2019. In June 2019, amended Cannabis Regulations were published outlining changes to the Cannabis Act that came into force October 17, 2019. The new rules stipulate the addition of three new product classes: edibles, extracts, and topicals.
On June 19, 2019, Health Canada opened a consultation on potential market for cannabis health products (“CHP”) that would not require practitioner oversight. The contemplated regulatory pathway would allow for specific health claims that would need to be supported by scientific evidence. Provinces and territories would continue to have the flexibility to authorize CHP sellers operating at any physical location. This could allow for CHPs for human and veterinary uses to be sold at pharmacies, veterinary clinics, pet stores, or livestock medicine outlets under strict conditions that respect federal requirements. Strictly controlled online sales would also remain possible. This consultation closed on September 3, 2019.
On February 27, 2020, the Government of Canada announced a call for nomination of a new Science Advisory Committee for Health Products Containing Cannabis which will provide independent scientific and clinical advice to support the Department’s consideration of appropriate safety, efficacy, and quality standards for health products containing cannabis, including the conditions under which these products would be suitable to be used without practitioner oversight. On November 18, 2020, Health Canada released the names of the initial members of the Science Advisory Committee. The committee has a one-year term with an option of renewal based on the Department’s needs.
The Cannabis Act provides provincial, territorial, and municipal governments with the authority to prescribe regulations regarding retail and distribution of recreational cannabis. As such, the distribution model for recreational cannabis is prescribed by provincial and territorial regulations and differs in each jurisdiction. Some provinces have government-run retailers, while others have government-licensed retailers, and some have a combination of the two.
On December 12, 2020, Health Canada opened up a consultation period on possible amendments to the regulations made under the Cannabis Act. Interested parties had until January 11, 2021 to provide comments on Health Canada’s cannabis research involving human participants and cannabis testing, and to provide feedback on additional regulatory issues. The key issues Health Canada has identified for discussion are cannabis research involving human participants, cannabis testing, public possession limits, product labelling requirements, micro-class and nursery licensing regime, and measures to support the industry during COVID-19.
Tax and accounting requirements may change in ways that are unforeseen to the Corporation and the Corporation may face difficulty or be unable to implement and/or comply with any such changes
The Corporation is subject to numerous tax and accounting requirements, and changes in existing accounting or taxation rules or practices, or varying interpretations of current rules or practices, could have a significant adverse effect on the Corporation’s financial results, the manner in which it conducts its business, or the marketability of any of its products. In the future, the geographic scope of the Corporation’s business may expand, and such expansion will require the Corporation to comply with the tax laws and regulations of multiple jurisdictions. Requirements as to taxation vary substantially among jurisdictions. Complying with the tax laws of these jurisdictions can be time consuming and expensive and could potentially subject the Corporation to penalties and fees in the future if the Corporation were to inadvertently fail to comply. In the event the Corporation was to inadvertently fail to comply with applicable tax laws, this could have a material adverse effect on the business, results of operations, and financial condition of the Corporation.
Management may not be able to successfully implement adequate internal controls over financial reporting (“ICFR”)
Proper systems of internal controls over financial accounting and disclosure are critical to the operation of a public company. However, the Corporation does not expect that its Disclosure, Controls, and Procedures or ICFR will prevent all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all. If the Corporation cannot provide reliable financial reports or prevent fraud, its reputation and operating results could be materially adversely affected, which could cause investors to lose confidence in the Corporation’s reported financial information, which in turn could result in a reduction in the value of the Common Shares.
Medical research of cannabinoids remains in early stages
Research in Canada, the United States, and internationally regarding the medical benefits, viability, safety, efficacy, and dosing of cannabinoids remains in early stages. There have been relatively few clinical trials conducted on the benefits of cannabinoids. The statements made in this Prospectus and the documents incorporated by reference in this Prospectus concerning the potential medical benefits of cannabinoids are based on published articles and reports with details of research studies and clinical trials. As a result, the statements made in this Prospectus and the documents incorporated by reference in this Prospectus are subject to the experimental parameters, qualifications, and limitations in the studies that have been completed.

Although the Corporation believes that the articles and reports with details of research studies and clinical trials referenced in this Prospectus and the documents incorporated by reference in this Prospectus reasonably support its beliefs regarding the medical benefits, viability, safety, efficacy, and dosing of cannabinoids as set out in this Prospectus and the documents incorporated by reference in this Prospectus, future research and clinical trials may prove such statements to be incorrect, or could raise concerns regarding and perceptions relating to, cannabinoids. Given these risks, uncertainties, and assumptions, undue reliance should not be placed on such articles and reports. Future research studies and clinical trials may draw opposing conclusions to those stated in this Prospectus and the documents incorporated by reference in this Prospectus or reach negative conclusions regarding the viability, safety, efficacy, dosing, social acceptance, or other facts and perceptions related to cannabinoids, which could have a material adverse effect on the demand for the Corporation’s products and therefore materially impact the business, financial condition, and operating results of the Corporation.
Pharmaceutical cannabinoid and other product candidates, if approved, may be unable to achieve the expected market acceptance and, consequently, limit our ability to generate revenue from new products
Even when product development is successful and regulatory approval has been obtained, our ability to generate significant revenue depends on the acceptance of our products by physicians and patients. We cannot assure you that our pharmaceutical cannabinoid product candidates will achieve the expected market acceptance and revenue if and when they obtain the requisite regulatory approvals. The market acceptance of any product depends on a number of factors, including the indication statement and warnings approved by regulatory authorities on the product label, continued demonstration of efficacy and safety in commercial use, physicians’ willingness to prescribe the product, reimbursement from third-party payers such as government health care systems and insurance companies, the price of the product, the nature of any post-approval risk management plans mandated by regulatory authorities, competition, and marketing and distribution support. Any factors preventing or limiting the market acceptance of our products could have a material adverse effect on our business, results of operations, and financial condition.
We have only commercialized one product to date
Even if we obtain regulatory approval for a product, our future success will still depend on our ability to successfully commercialize our products, which depends on a number of factors beyond our control, including the willingness of physicians to prescribe our products to patients, payers’ willingness and ability to pay for the drug, the level of pricing achieved, patients’ response to our products, the ability of our marketing partners to generate sales, and our ability to manufacture products on a cost-effective and efficient basis. If we are not successful in the commercialization of our products, our business, results of operations, and financial condition may be harmed.
We rely on contract manufacturers over whom we have limited control. If we are subject to quality, cost, or delivery issues with the pre-clinical and clinical grade materials supplied by contract manufacturers, our business operations could suffer significant harm
We currently have no manufacturing experience and rely on Dalton and other contract manufacturing organizations (“CMOs”) to manufacture our product candidates for pre-clinical studies and clinical trials. We rely on CMOs for manufacturing, filling, packaging, storing, and shipping of drug products in compliance with current good manufacturing practice, or cGMP, regulations applicable to our products. The FDA ensures the quality of drug products by carefully monitoring drug manufacturers’ compliance with cGMP regulations. The cGMP regulations for drugs contain minimum requirements for the methods, facilities, and controls used in manufacturing, processing, and packing of a drug product. If our CMOs increase their prices or fail to meet our quality standards, or those of regulatory agencies such as the FDA, and cannot be replaced by other acceptable CMOs, our ability to obtain regulatory approval for and commercialize our product candidates may be materially adversely affected.
Business disruptions affecting our third-party suppliers, manufacturers, and CROs could harm our future revenues and financial condition and increase our costs and expenses
We rely on third parties to supply the materials for and manufacture our APIs for our pre-clinical and clinical trials. There are only a limited number of suppliers and manufacturers of our APIs and our ability to obtain these materials could be disrupted if the operations of these manufacturers is affected by earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics, and other natural or man-made disasters or business interruptions. We also rely on CROs, clinical data management organizations, and consultants to design, conduct, supervise, and monitor pre-clinical studies of our product candidates and will do the same for our planned clinical trials. If their facilities are unable to operate because of an accident or incident, even for a short period of time, some or all of our research and development programs may be harmed or delayed, and our operations and financial condition could suffer.
Our existing collaboration agreements and any entered into in the future may not be successful, which would have adverse consequences
We are a party to, and may seek additional, collaboration arrangements with pharmaceutical or biotechnology companies for the development or commercialization of our current and potential product candidates. We may enter into new arrangements on a selective basis depending on the merits of retaining commercialization rights for ourselves as compared to entering into selective collaboration arrangements with leading pharmaceutical or biotechnology companies for each product candidate, both in Canada and internationally. To the extent that we decide to enter into collaboration agreements, we will face significant competition in seeking appropriate collaborators. Moreover, collaboration arrangements are complex and time consuming to negotiate, document, and implement. We may not be successful in our efforts to establish, implement, and maintain collaborations or other alternative arrangements if we choose to enter into such arrangements. The terms of any collaboration or other arrangements that we may establish may not be favorable to us.
Any existing or future collaboration that we enter into may not be successful. The success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators. Collaborators generally have significant discretion in determining the efforts and resources that they will apply to these collaborations.
Disagreements between parties to a collaboration arrangement regarding development, intellectual property, regulatory or commercialization matters, can lead to delays in the development process or commercialization of the applicable product candidate and, in some cases, termination of the collaboration arrangement. These disagreements can be difficult to resolve if neither of the parties has final decision making authority.
Collaborations with pharmaceutical or biotechnology companies and other third parties often are terminated or allowed to expire by the other party. Any such termination or expiration would adversely affect us financially and could harm our business reputation.
Product shipment delays would have adverse effect on the business
The shipment, import, and export of our product candidates may require import and export licenses. In the United States, the FDA, United States Customs and Border Protection, and in other countries, similar regulatory authorities regulate the import and export of pharmaceutical products that contain controlled substances. Specifically, the import and export process requires the issuance of import and export licenses by the relevant controlled substance authority in both the importing and exporting country. Once we are in the production phase, we may not be granted, or if granted, maintain, such licenses from the authorities in certain countries. Even if we obtain the relevant licenses, shipments of our product candidates may be held up in transit, which could cause significant delays and may lead to product batches being stored outside required temperature ranges. Inappropriate storage may damage the product shipment resulting in a partial or total loss of revenue from one or more shipment of our other product candidates. A partial or total loss of revenue from one or more shipment of our product candidates could have a material adverse effect on our business, results of operations and financial condition.
Our ability to generate product revenues will be diminished if our pharmaceutical cannabinoid drugs sell for inadequate prices or patients are unable to obtain adequate levels of reimbursement
Our ability to commercialize our pharmaceutical cannabinoid, alone or with collaborators, will depend in part on the extent to which reimbursement will be available from:
•
government and health administration authorities;

•
private health maintenance organizations and health insurers; and

•
other healthcare payers.

Significant uncertainty exists as to the reimbursement status of newly approved healthcare products. Healthcare payers are challenging the prices charged for medical products and services. Government and other healthcare payers increasingly attempt to contain healthcare costs by limiting both coverage and the level of reimbursement for drugs. Even if our product candidates are approved by the FDA or Health Canada, insurance coverage may not be available, and reimbursement levels may be inadequate, to cover our pharmaceutical cannabinoid. If government and other healthcare payers do not provide adequate coverage and reimbursement levels for our pharmaceutical cannabinoid, once approved, market acceptance of such pharmaceutical cannabinoid could be reduced.
We do not have a history of selling, marketing, or distributing products
We cannot assure that we will be able to market, sell, and distribute our products successfully. Our future success also may depend, in part, on our ability to enter into and maintain collaborative relationships for such capabilities, the collaborator’s strategic interest in the products under development, and such collaborator’s ability to successfully market and sell any such products. Although we intend to pursue collaborative arrangements regarding the sale and marketing of our products, there can be no assurance that we will be able to establish or maintain our own sales operations or affect collaborative arrangements, or that if we are able to do so, our collaborators will have effective sales forces. There can also be no assurance that we will be able to establish or maintain relationships with third party collaborators or develop in-house sales and distribution capabilities. To the extent that we will in the future depend on third parties for marketing and distribution, any revenues we receive will depend upon the efforts of such third parties, and there can be no assurance that such efforts will be successful. In addition, there can also be no assurance that we will be able to market and sell our products internationally.
We may face intense competition from other companies
The Corporation expects to face intense competition from other companies in the sale of cannabidiol, some of which can be expected to have more financial resources and manufacturing and marketing experience than the Corporation. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition, and results of operations of the Corporation.
The sale of cannabinoid products is regulated under the Cannabis Act and various provincial regimes in Canada. With the opening of the cannabinoids market under the Cannabis Act, the Corporation expects to face additional competition from new entrants. If the number of users of medical cannabis in Canada increases, the demand for products will increase and the Corporation expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. To remain competitive, the Corporation will require a continued high level of investment in research and development, marketing, sales, and client support. The Corporation may not have sufficient resources to maintain research and development, marketing, sales, and client support efforts on a competitive basis which could materially and adversely affect the business, financial condition, and operating results of the Corporation.
Research and development and product obsolescence
Rapidly changing markets, technology, emerging industry standards and frequent introduction of new products characterize the Corporation’s business. The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render the Corporation’s products obsolete, less competitive, or less marketable. The process of developing the Corporation’s products is complex and requires significant continuing costs, development efforts, and third-party commitments. The Corporation’s failure to develop new technologies and products and the obsolescence of existing technologies could adversely affect the business, financial condition, and operating results of the Corporation. The Corporation may be unable to anticipate changes in its potential customer requirements that could make the Corporation’s existing technology obsolete. The Corporation’s success will depend, in part, on its ability to continue to enhance its existing technologies, develop new technology that addresses the increasing sophistication and varied needs of the market, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of the Corporation’s proprietary technology entails significant technical and business risks. The Corporation may not be successful in using its new technologies or exploiting its niche markets effectively or adapting its businesses to evolving customer or medical requirements or preferences or emerging industry standards.
We may be subject to unfavourable publicity or consumer perception
The Corporation believes the cannabinoid industry is highly dependent upon consumer perception regarding the safety, efficacy, and quality of the cannabinoid produced. Consumer perception of the Corporation’s pharmaceutical cannabinoid products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention, and other publicity regarding the consumption of cannabinoids. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention, or other research findings or publicity will be favourable to the cannabinoid market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention, or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings, or publicity could have a material adverse effect on the demand for the Corporation’s pharmaceutical cannabinoids and the business, results of operations, financial condition, and cash flows of the Corporation. The Corporation’s dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention, or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Corporation, the demand for the Corporation’s pharmaceutical cannabinoids, and the business, results of operations, financial condition, and cash flows of the Corporation. Further, adverse publicity reports or other media attention regarding the safety, efficacy, and quality of cannabinoid in general, or the Corporation’s pharmaceutical cannabinoids specifically, or associating the consumption of cannabinoid with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products legally, appropriately, or as directed.
We may face risks from product liability claims
As a manufacturer and distributor of products designed to be ingested by humans, the Corporation faces an inherent risk of exposure to product liability claims, regulatory action, and litigation if its products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of cannabis products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur. The Corporation may be subject to various product liability claims, including, among others, that the products produced by the Corporation caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Corporation could result in increased costs, could adversely affect the Corporation’s reputation with its clients and consumers generally, and could have a material adverse effect on the business, financial condition, and operating results of the Corporation. There can be no assurances that the Corporation will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products.
Manufacturers and distributors can be subject to product recalls
Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the products that the Corporation produces or intends to produce are recalled due to an alleged product defect or for any other reason, the Corporation could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Corporation may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant Management attention. Although the Corporation has detailed procedures in place for testing finished products, there can be no assurance that any quality, potency, or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action, or lawsuits. Additionally, if one of the products produced by the Corporation were subject to recall, the image of that product and the Corporation could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for products produced by the Corporation and could have a material adverse effect on the results of operations and financial condition of the Corporation. Additionally, product recalls may lead to increased scrutiny of the operations of the Corporation by Health Canada or other regulatory agencies, requiring further Management attention and potential legal fees and other expenses.
The presence or absence of one or more large new orders in a specific quarter, ability to process orders, or order cancellation could cause results of operations to fluctuate on a quarterly basis
We supply products to our commercial partners in response to their purchase order schedules. The size of each purchase order may fluctuate. As a result, the presence or absence in a specific quarter of one or more new large orders or delays in our ability to process large orders or the cancellation of previous orders may cause our results of operations to fluctuate on a quarterly basis. These fluctuations may be significant from one quarter to the next. Any demands that require us to quickly increase production may create difficulties for us. In addition, our lack of commercial history and the characteristic of our orders in any quarterly period make it very difficult to accurately predict or forecast our future operating results.
We may seek to expand our business and operations into jurisdictions outside of Canada, and there are risks associated with doing so
The Corporation may in the future expand its operations and business into jurisdictions outside of Canada. There can be no assurance that any market for the Corporation’s products will develop in any such foreign jurisdiction. The Corporation may face new or unexpected risks or significantly increase its exposure to one or more existing risk factors, including economic instability, changes in laws and regulations, and the effects of competition. These factors may limit the Corporation’s capability to successfully expand its operations and may have a material adverse effect on the Corporation’s business, financial condition, and results of operations.
We may become subject to liability arising from any fraudulent or illegal activity by its employees, contractors, and consultants
The Corporation is exposed to the risk that its employees, independent contractors, and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Corporation that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial healthcare fraud and abuse laws and regulations; or (iv) laws that require the true, complete, and accurate reporting of financial information or data. It is not always possible for the Corporation to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Corporation to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Corporation from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against the Corporation, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits, and future earnings, and curtailment of the Corporation’s operations, any of which could have a material adverse effect on the Corporation’s business, financial condition, and results of operations.
Our business is dependent on key inputs
The Corporation’s business is dependent on a number of key inputs and their related costs, including raw materials and supplies related to its growing operations, as well as electricity, water, and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition, and operating results of the Corporation.

Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition, and operating results of the Corporation.
Our insurance is subject to coverage limits and exclusions
The Corporation has insurance to protect its assets, operations, and employees. While the Corporation believes its insurance coverage addresses all material risks to which it is exposed and is adequate and customary in its current state of operations, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which the Corporation is exposed. In addition, no assurance can be given that such insurance will be adequate to cover the Corporation’s liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If the Corporation were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if the Corporation were to incur such liability at a time when it is not able to obtain liability insurance, its business, results of operations, and financial condition could be materially adversely affected.
We may become subject to growth-related risks
The Corporation may be subject to growth-related risks, including capacity constraints and pressure on its internal systems and controls. The ability of the Corporation to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train, and manage its employee base. The inability of the Corporation to deal with this growth may have a material adverse effect on the Corporation’s business, financial condition, results of operations, and prospects.
Our officers and directors may be engaged in a range of business activities
The Corporation may be subject to various potential conflicts of interest because of the fact that some of its officers and directors may be engaged in a range of business activities. In addition, the Corporation’s executive officers and Directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Corporation. In some cases, the Corporation’s executive officers and Directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Corporation’s business and affairs and that could adversely affect the Corporation’s operations. These business interests could require significant time and attention of the Corporation’s executive officers and Directors. In addition, the Corporation’s executive officers and Directors control a large percentage of Common Shares and may have ability to control matters affecting the Corporation.
The Corporation may also become involved in other transactions which conflict with the interests of its Directors and the officers who may from time to time deal with persons, firms, institutions, or Companies with which the Corporation may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with those of the Corporation. In addition, from time to time, these persons may be competing with the Corporation for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Corporation’s Directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the Directors of the Corporation are required to act honestly, in good faith, and in the best interests of the Corporation.
In certain circumstances, our reputation could be damaged
Damage to the Corporation’s reputation could be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. The increased usage of social media and other web-based tools used to generate, publish, and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views with respect to the Corporation and its activities, whether true or not. Although the Corporation believes that it operates in a manner that is respectful to all stakeholders and that it takes care in protecting its image and reputation, the Corporation does not ultimately have direct control over how it is perceived by others. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations, and an impediment to the Corporation’s overall ability to advance its projects, thereby having a material adverse impact on financial performance, financial condition, cash flows, and growth prospects.
Third party reputational risk
The parties with which the Corporation does business may perceive that they are exposed to reputational risk as a result of the Corporation’s medical cannabis business activities. This may impact the Corporation’s ability to retain current partners, such as its banking relationship, or source future partners as required for growth or future expansion in Canada or internationally. Failure to establish or maintain business relationships could have a material adverse effect on the Corporation.
Our relationships with customers and third-party payors will be subject to applicable anti-kickback, fraud and abuse, and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm, and diminished profits and future earnings
Healthcare providers, physicians, and third-party payors play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell, and distribute our products for which we obtain marketing approval. As a pharmaceutical company, even though we do not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid, or other third-party payors, certain federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights are and will be applicable to our business.
Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations, or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal, and administrative penalties, damages, fines, imprisonment, exclusion from government funded healthcare programs, and the curtailment or restructuring of our operations. If any physicians or other healthcare providers or entities with whom we expect to do business are found to not be in compliance with applicable laws, they may be subject to criminal, civil, or administrative sanctions, including exclusions from government funded healthcare programs.
Also, the Corruption of Foreign Public Officials Act (Canada) and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to non-Canadian officials for the purpose of obtaining or retaining business. Our internal control policies and procedures may not protect us from reckless or negligent acts committed by our employees, future distributors, licensees, or agents. Violations of these laws, or allegations of such violations, could result in fines, penalties, or prosecution and have a negative impact on our business, results of operations, and reputation.
Our operations depend on third-party information systems
The Corporation has entered into agreements with third parties for hardware, software, telecommunications, and other information technology (“IT”) services in connection with its operations. The Corporation’s operations depend, in part, on how well it and its suppliers protect networks, equipment, IT systems, and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, computer viruses, vandalism, and theft. The Corporation’s operations also depend on the timely maintenance, upgrade, and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Corporation’s reputation and results of operations.
The Corporation has not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that the Corporation will not incur such losses in the future.

The Corporation’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cybersecurity and the continued development and enhancement of controls, processes, and practices designed to protect systems, computers, software, data, and networks from attack, damage, or unauthorized access is a priority. As cyber threats continue to evolve, the Corporation may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.
We do not anticipate paying cash dividends on the Common Shares
Our current policy is to retain earnings to finance the development and enhancement of our products and to otherwise reinvest in the Corporation. Therefore, we do not anticipate paying cash dividends on the Common Shares in the foreseeable future. Our dividend policy will be reviewed from time to time by our board of directors in the context of our earnings, financial condition, and other relevant factors. Until the time that we do pay dividends, which we might never do, our shareholders will not be able to receive a return on their Common Shares unless they sell them.
Future sales of Common Shares by existing shareholders
Holders of options to purchase Common Shares will have an immediate income inclusion for tax purposes when they exercise their options (that is, tax is not deferred until they sell the underlying Common Shares). As a result, these holders may need to sell Common Shares purchased on the exercise of options in the same year that they exercise their options. This might result in a greater number of Common Shares being sold in the public market, and fewer long-term holds of Common Shares by Management and our employees.
We may be subject to securities litigation which is expensive and could divert management’s attention
The market price of the Common Shares may be volatile, and in the past companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our Management’s attention from other business concerns, which could seriously harm our business.
COVID-19 pandemic
The recent novel coronavirus (“COVID-19”) pandemic has impacted and could further impact our operations and the operations of our third-party suppliers, manufacturers, and CROs as a result of quarantines, facility closures, travel and logistics restrictions, and other limitations in connection with the outbreak. While we expect this to be temporary, there is uncertainty around its duration and its broader impact.
We have applied to list our common shares on The Nasdaq Capital Market® (the “Nasdaq”)
The Corporation made application to list its common shares on the Nasdaq on March 1, 2021. The listing of the Corporation’s common shares on the Nasdaq is subject to the approval of the Nasdaq and the satisfaction of all applicable listing criteria and requirements. No assurance can be given that such application will be approved or that such listing will be completed. If the Nasdaq listing occurs, the Corporation’s common shares would no longer be listed on the OTCQX exchange. The Corporation plans to maintain its current listing on the TSX.
The listing of the Corporation’s common shares on Nasdaq is subject to the Corporation’s satisfaction of a number of conditions, including registration of Corporation’s common shares with the U.S. Securities and Exchange Commission (the “SEC”) and a determination by the Nasdaq Listing Qualifications Staff that the Corporation satisfies all applicable criteria for initial listing.
Investors are cautioned that although the Corporation has submitted an application to list its common shares on Nasdaq, the successful completion of the Nasdaq listing process is subject to the Corporation’s receipt of certain regulatory approvals from Nasdaq and the SEC, and satisfaction of all applicable qualitative and quantitative criteria for initial listing on Nasdaq. There can be no assurance that a U.S. listing will be obtained. Furthermore, the Corporation believes that, if its common shares are accepted for listing on Nasdaq and are registered with the SEC, its ongoing financial reporting, listing, compliance and insurance costs will increase as a result.

Risks Relating to the Offerings and the Securities
Our Common Shares are subject to market price volatility
The market price of Common Shares may be adversely affected by a variety of factors relating to the Corporation’s business, including fluctuations in the Corporation’s operating and financial results, the results of any public announcements made by the Corporation and its failure to meet analysts’ expectations. In addition, from time to time, the stock market experiences significant price and volume volatility that may affect the market price of Common Shares for reasons unrelated to the Corporation’s performance. Additionally, the value of Common Shares is subject to market value fluctuations based upon factors that influence the Corporation’s operations, such as legislative or regulatory developments, competition, technological change, global capital market activity and changes in interest and currency rates. There can be no assurance that the market price, including the market (ATM) offering at the market price, of Common Shares will not experience significant fluctuations in the future, including fluctuations that are unrelated to the Corporation’s performance.
The AIF, Annual MD&A and the Interim MD&A are incorporated by reference in this Prospectus and discuss, among other things, known material trends and events and risks or uncertainties that are reasonably expected to have a material effect on the Corporation’s business, financial condition or results of operations.
The market value of Common Shares may also be affected by the Corporation’s financial results and political, economic, financial, and other factors that can affect the capital markets generally, the stock exchanges on which Common Shares are traded and the market segments in which the Corporation is a part.
We may issue additional Common Shares in the future
The Corporation’s articles of incorporation and by-laws allow it to issue an unlimited number of Common Shares for such consideration and on such terms and conditions as established by the Corporation’s board of directors, in many cases, without shareholder approval. The Corporation may issue additional Common Shares in future offerings (including through the sale of securities convertible into or exchangeable for Common Shares) and on the exercise of stock options or other securities exercisable for Common Shares. The Corporation cannot predict the size of future issuances of Common Shares or the effect that future issuances and sales of Common Shares will have on the market price of Common Shares. Issuances of a substantial number of additional Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices for Common Shares. With any additional issuance of Common Shares, investors will suffer dilution to their voting power and may experience dilution in its earnings per share.
Forward-looking information may prove to be inaccurate
Investors should not place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. Additional information on the risks, assumptions and uncertainties can be found in this Prospectus under the heading “Forward-Looking Information”.
We may use the proceeds of the Offering for purposes other than those set out in this Prospectus
The Corporation currently intends on allocating the net proceeds received from any Offerings as described under the heading “Use of Proceeds” in this Prospectus. However, the Corporation’s management will have discretion in the actual application of the proceeds and may elect to allocate proceeds differently from that described under the heading “Use of Proceeds” if it believes that it would be in the best interests of the Corporation to do so if circumstances change. The failure by management to apply these funds effectively could have a material adverse effect on the Corporation’s business.
We currently have negative operating cash flows
The Corporation is currently incurring expenditures related to its operating activities that have generated negative operating cash flows. Operating cash flows may decline in certain circumstances, many of which are beyond the Corporation’s control. There is no assurance that sufficient revenues will be generated in the near future and the Corporation may continue to incur negative operating cash flow.
As a foreign private issuer, the Corporation is subject to different U.S. securities laws and rules than a U.S. domestic issuer, which may limit the information publicly available to U.S. investors
The Corporation is a “foreign private issuer”, under applicable U.S. federal securities laws, and is, therefore, not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the U.S. Exchange Act, the Corporation is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Corporation does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Corporation is required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Corporation’s officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Corporation’s shareholders may not know on as timely a basis when the Corporation’s officers, directors and principal shareholders purchase or sell Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer. As a foreign private issuer, the Corporation is exempt from the rules and regulations under the U.S. Exchange Act related to the furnishing and content of proxy statements. The Corporation is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Corporation complies with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the U.S. Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, the Corporation may not be required under the U.S. Exchange Act to file annual and quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the U.S. Exchange Act. In addition, as a foreign private issuer, the Corporation has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that the Corporation disclose the requirements it is not following and describe the Canadian practices it follows instead. The Corporation may in the future elect to follow home country practices in Canada with regard to certain corporate governance matters. As a result, the Corporation’s shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements.
The Corporation may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Corporation
In order to maintain its status as a foreign private issuer, a majority of the Corporation’s Common Shares must be either directly or indirectly owned by non-residents of the U.S. unless the Corporation also satisfies one of the additional requirements necessary to preserve this status. The Corporation may in the future lose its foreign private issuer status if a majority of its Common Shares are held in the U.S. and if the Corporation fails to meet the additional requirements necessary to avoid loss of its foreign private issuer status. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the MJDS. If the Corporation is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer, and would be required to file financial statements prepared in accordance with United States generally accepted accounting principles. In addition, the Corporation may lose the ability to rely upon exemptions from Nasdaq corporate governance requirements that are available to foreign private issuers.
The Corporation relies upon certain accommodations available to it as an “emerging growth company”
The Corporation is an “emerging growth company” as defined in section 3(a) of the U.S. Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and the Corporation will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which the Corporation has total annual gross revenues of US$1,070,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of the fiscal year of the Corporation following the fifth anniversary of the date of the first sale of common equity securities of the Corporation pursuant to an effective registration statement under the U.S. Securities Act; (c) the date on which the Corporation has, during the previous three year period, issued more than US$1,000,000,000 in non-convertible debt; and (d) the date on which the Corporation is deemed to be a “large accelerated filer”, as defined in Rule 12b-2 under the U.S. Exchange Act. The Corporation will qualify as a large accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of its second fiscal quarter of such year the aggregate worldwide market value of its common equity held by non-affiliates will be US$700,000,000 or more. For so long as the Corporation remains an emerging growth company, it is permitted to and intends to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. The Corporation cannot predict whether investors will find the Common Shares less attractive because the Corporation relies upon certain of these exemptions. If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the Common Share price may be more volatile. On the other hand, if the Corporation no longer qualifies as an emerging growth company, the Corporation would be required to divert additional management time and attention from the Corporation’s development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact the Corporation’s business, financial condition and results of operations.
The Corporation may be classified as a “passive foreign investment company” for U.S. federal income tax purposes, which would subject U.S. investors that hold the Corporation’s Common Shares to potentially significant adverse U.S. federal income tax consequences.
If the Corporation is classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes in any taxable year, U.S. investors holding the Corporation’s Common Shares generally will be subject, in that taxable year and all subsequent taxable years (whether or not the Corporation continued to be a PFIC), to certain adverse US federal income tax consequences. The Corporation will be classified as a PFIC in respect of any taxable year in which, after taking into account its income and gross assets (including the income and assets of 25% or more owned subsidiaries), either (i) 75% or more of its gross income consists of certain types of  “passive income” or (ii) 50% or more of the average quarterly value of its assets is attributable to “passive assets” (assets that produce or are held for the production of passive income). Based upon the current and expected composition of the Corporation’s income and assets, the Corporation believes that it was a PFIC for the taxable year ended December 31, 2020 and expects that it may be a PFIC for the current taxable year. Because the Corporation’s PFIC status must be determined annually with respect to each taxable year and will depend on the composition and character of the Corporation’s assets and income, including the Corporation’s use of proceeds from Offerings pursuant to this Prospectus, and the value of the Corporation’s assets (which may be determined, in part, by reference to the market value of Common Shares, which may be volatile) over the course of such taxable year, the Corporation may be a PFIC in any taxable year. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that the Corporation will not be a PFIC for any future taxable year. In addition, it is possible that the U.S. Internal Revenue Service may challenge the Corporation’s classification of certain income and assets as non-passive, which may result in the Corporation being or becoming a PFIC in the current or subsequent years.
If the Corporation is a PFIC for any year during a U.S. Holder’s (as defined in “Certain U.S. Federal Income Tax Considerations” below) holding period, then such U.S. Holder generally will be required to treat any gain realized upon a disposition of Common Shares, or any “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution, unless the U.S. Holder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to its Common Shares. A U.S. Holder who makes a QEF Election generally must report on a current basis its share of the Corporation’s net capital gain and ordinary earnings for any year in which the Corporation is a PFIC, whether or not the Corporation distributes any amounts to its shareholders. However, U.S. Holders should be aware that there can be no assurance that the Corporation will satisfy the record keeping requirements that apply to a QEF, or that the Corporation will supply U.S. Holders with information that such U.S. Holders require to report under the QEF Election rules, in the event that the Corporation is a PFIC and a U.S. Holder wishes to make a QEF Election. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Common Shares. A U.S. Holder who makes a mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s basis therein. Each U.S. Holder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.
DIVIDEND POLICY
We have not declared any dividends or distributions on the Common Shares since our incorporation. We intend to retain our earnings, if any, to finance the growth and development of our operations and do not presently anticipate paying any dividends or distributions in the foreseeable future. Our board of directors may, however, declare from time to time such cash dividends or distributions out of the monies legally available for dividends or distributions as the board of directors considers advisable. Any future determination to pay dividends or make distributions will be at the discretion of the board of directors and will depend on our capital requirements, results of operations and such other factors as the board of directors considers relevant.
DESCRIPTION OF COMMON SHARES
Our authorized share capital consists of an unlimited number of Common Shares. As at the date of this Prospectus, 42,946,594 Common Shares are issued and outstanding.
Shareholders are entitled to receive notice of and attend all meetings of shareholders with each Common Share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings. Shareholders are entitled to dividends if, as and when declared by the board of directors of the Corporation. Shareholders are entitled upon liquidation, dissolution, or winding-up of the Corporation to receive the remaining assets of the Corporation available for distribution to shareholders.
DESCRIPTION OF DEBT SECURITIES
We may issue Debt Securities. The following sets forth certain general terms and provisions of Debt Securities. The particular terms and provisions of Debt Securities offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in such Prospectus Supplement.
The Debt Securities may be issued in series under one or more trust indentures to be entered into between the Corporation and a financial institution to which the Trust and Loan Companies Act (Canada) applies or a financial institution organized under the laws of any province of Canada and authorized to carry on business as a trustee. Each such trust indenture, as supplemented or amended from time to time, will set out the terms of the applicable series of Debt Securities. The statements in this Prospectus relating to any trust indenture and the Debt Securities to be issued under it are summaries of anticipated provisions of an applicable trust indenture and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of such trust indenture, as applicable.
Each trust indenture may provide that Debt Securities may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Corporation. Any Prospectus Supplement for Debt Securities will contain the terms and other information with respect to the Debt Securities being offered, including (i) the designation, aggregate principal amount and authorized denominations of such Debt Securities, (ii) the currency for which the Debt Securities may be purchased and the currency in which the principal and any interest are payable, (iii) the percentage of the principal amount at which such Debt Securities will be issued, (iv) the date or dates on which such Debt Securities will mature, (v) the rate or rates at which such Debt Securities will bear interest (if any), or the method of determination of such rates (if any), (vi) the dates on which any such interest will be payable and the record dates for such payments, (vii) any redemption term or terms under which such Debt Securities may be defeased, (viii) any exchange or conversion terms, and (ix) any other specific terms.
Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.
The Debt Securities will be direct obligations of the Corporation. The Debt Securities will be senior or subordinated indebtedness of the Corporation as described in the relevant Prospectus Supplement.

DESCRIPTION OF WARRANTS
We may issue Warrants to purchase Common Shares or Debt Securities. This section describes the general terms that will apply to any Warrants issued pursuant to this Prospectus.
Warrants may be offered separately or together with other Securities and may be attached to or separate from any other Securities. Unless the applicable Prospectus Supplement otherwise indicates, each series of Warrants will be issued under a separate warrant indenture to be entered into between us and one or more banks or trust companies acting as Warrant agent. The Warrant agent will act solely as our agent and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. The applicable Prospectus Supplement will include details of the warrant indentures, if any, governing the Warrants being offered. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set out in the applicable Prospectus Supplement.
Notwithstanding the foregoing, we will not offer Warrants for sale separately to any member of the public in Canada unless the Offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless the Prospectus Supplement containing the specific terms of the Warrants to be offered separately is first approved for filing by the Commissions in each of the provinces and territories of Canada where the Warrants will be offered for sale.
The Prospectus Supplement relating to any Warrants that we offer will describe the Warrants and the specific terms relating to the Offering. The description will include, where applicable:
•
the designation and aggregate number of Warrants;

•
the price at which the Warrants will be offered;

•
the currency or currencies in which the Warrants will be offered;

•
the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

•
the designation, number and terms of the Common Shares or Debt Securities, as applicable, that may be purchased upon exercise of the Warrants, and the procedures that will result in the adjustment of those numbers;

•
the exercise price of the Warrants;

•
the designation and terms of the Securities, if any, with which the Warrants will be offered, and the number of Warrants that will be offered with each Security;

•
if the Warrants are issued as a Unit with another Security, the date, if any, on and after which the Warrants and the other Security will be separately transferable;

•
any minimum or maximum amount of Warrants that may be exercised at any one time;

•
any terms, procedures and limitations relating to the transferability, exchange, or exercise of the Warrants;

•
whether the Warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

•
material United States and Canadian federal income tax consequences of owning the Warrants; and

•
any other material terms or conditions of the Warrants.

Warrant certificates will be exchangeable for new Warrant certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Securities subject to the Warrants. We may amend the warrant indenture(s) and the Warrants, without the consent of the holders of the Warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision or in any other manner that will not prejudice the rights of the holders of outstanding Warrants, as a group.

DESCRIPTION OF SUBSCRIPTION RECEIPTS
We may issue Subscription Receipts, separately or together, with Common Shares, Debt Securities or Warrants, as the case may be. The Subscription Receipts will be issued under a subscription receipt agreement. This section describes the general terms that will apply to any Subscription Receipts that we may offer pursuant to this Prospectus.
The applicable Prospectus Supplement will include details of the subscription receipt agreement covering the Subscription Receipts being offered. We will file a copy of the subscription receipt agreement relating to an Offering with securities regulatory authorities in Canada after we have entered into it. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be outlined in the applicable Prospectus Supplement. This description will include, where applicable:
•
the number of Subscription Receipts;

•
the price at which the Subscription Receipts will be offered;

•
conditions to the exchange of Subscription Receipts into Common Shares, Debt Securities, or Warrants, as the case may be, and the consequences of such conditions not being satisfied;

•
the procedures for the exchange of the Subscription Receipts into Common Shares, Debt Securities, or Warrants;

•
the number of Common Shares or Warrants that may be exchanged upon exercise of each Subscription Receipt;

•
the aggregate principal amount, currency or currencies, denominations, and terms of the series of Debt Securities that may be exchanged upon exercise of the Subscription Receipts;

•
the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

•
the dates or periods during which the Subscription Receipts may be exchanged into Common Shares, Debt Securities, or Warrants;

•
terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

•
material United States and Canadian federal income tax consequences of owning the Subscription Receipts;

•
any other rights, privileges, restrictions, and conditions attaching to the Subscription Receipts; and

•
any other material terms and conditions of the Subscription Receipts.

Subscription Receipt certificates will be exchangeable for new Subscription Receipt certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the Securities subject to the Subscription Receipts.
Such subscription receipt agreement will also specify that we may amend any subscription receipt agreement and the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision or in any other manner that will not materially and adversely affect the interests of the holder.
DESCRIPTION OF UNITS
We may issue Units comprised of one or more of the other Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each of the Securities included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement, if any, under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date. The particular terms and provisions of Units offered by any Prospectus Supplement, including the currency in which the Units are issued and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Units.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
In the opinion of Borden Ladner Gervais LLP, Canadian counsel to the Company, the following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) and the regulations promulgated thereunder (the “Tax Act”) to a holder who acquires, as beneficial owner, Common Shares in any offering under this Prospectus, and who, for purposes of the Tax Act and at all relevant times beneficially holds the common shares as capital property and deals at arm’s length with, and is not affiliated with, us or the underwriters (a “Holder”).
Generally, our Common Shares will be considered to be capital property to a Holder provided the Holder does not hold our Common Shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.
This summary is based upon the current provisions of the Tax Act in force as of the date hereof, all specific proposals (the “Proposed Amendments”), to amend the Tax Act that have been publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and counsels’ understanding of the current administrative policies and practices of the Canada Revenue Agency (the “CRA”), published in writing by it prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in the law or any changes in the CRA’s administrative policies or practices, whether by legislative, governmental or judicial action or decision, nor does it take into account or anticipate any other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. Holders are urged to consult their tax advisors about the specific tax consequences to them of acquiring, holding and disposing of our Common Shares.
This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective purchaser or holder of our Common Shares, and no representations with respect to the income tax consequences to any prospective purchaser or holder are made. Consequently, prospective purchasers or holders of our Common Shares should consult their tax advisors with respect to their particular circumstances.
Residents of Canada
The following discussion applies to Holders who, at all relevant times, are or are deemed to be residents of Canada for the purposes of the Tax Act, (“Resident Holders”). This summary is not applicable to a Resident Holder: (a) that is a “financial institution”, as defined in subsection 142.2(1) of the Tax Act, for the purposes of the mark-to-market rules; (b) that is a “specified financial institution”, as defined in subsection 248(1) of the Tax Act; (c) an interest in which is a “tax shelter”, as defined in subsection 237.1(1) of the Tax Act, or a “tax shelter investment”, as defined in subsection 143.2(1) of the Tax Act; (d) that reports its “Canadian tax results”, as defined in subsection 261(1) of the Tax Act, in a currency other than Canadian currency; (e) who has entered into or will enter into, in respect of the our Common Shares a “derivative forward agreement”, or a “synthetic disposition arrangement”, as defined in subsection 248(1) of the Tax Act; (f) that is a partnership; (g) that receives dividends on our Common Shares under or as part of a “dividend rental arrangement” as defined in subsection 248(1) of the Tax Act; (h) that is exempt from tax under Part I of the Tax Act; or (i) that is a corporation resident in Canada, and is, or becomes, or does not deal at arm’s length with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of our Common Shares, controlled by a non-resident corporation, individual or trust (or a group of such persons that do not deal at arm’s length) for the purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors to determine the tax consequences to them of the acquisition, holding and disposition of our Common Shares.
This summary does not address the deductibility of interest by a purchaser who has borrowed money or otherwise incurred debt to acquire our Common Shares. Certain Resident Holders whose Common Shares might not otherwise constitute capital property may be entitled to make, in certain circumstances, an irrevocable election, in accordance with subsection 39(4) of the Tax Act, to have their Common Shares and every other “Canadian security”, as defined in subsection 39(6) of the Tax Act, held by them deemed to be capital property for the purposes of the Tax Act. Resident Holders contemplating such an election should first consult with their tax advisors.
Taxation of Dividends
In the case of a Resident Holder who is an individual (including certain trusts), dividends received or deemed to be received on our common shares will be included in computing the Resident Holder’s income and will be subject to the gross-up and dividend tax credit rules that generally apply to taxable dividends received from taxable Canadian corporations. Provided we make the appropriate designations (which may include by way of a notice published on our website), any such dividend will be treated as an “eligible dividend” for the purposes of the Tax Act and a Resident Holder who is an individual will be entitled to an enhanced dividend tax credit in respect of such dividend. There may be limitations to our ability to designate dividends and deemed dividends as eligible dividends. Dividends received or deemed to be received by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Resident Holders who are individuals should consult their tax advisors in this regard.
Dividends received or deemed to be received on our Common Shares by a Resident Holder that is a corporation will be required to be included in computing the corporation’s income for the taxation year in which such dividends are received, but such dividends will generally be deductible in computing the corporation’s taxable income, subject to all of the rules and restrictions under the Tax Act in that regard. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Such Resident Holders should consult their own tax advisors.
A Resident Holder that is a “private corporation” or a “subject corporation” (each as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a potentially refundable tax on dividends received or deemed to be received on our Common Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the taxation year.
Dispositions — Taxation of Capital Gains and Capital Losses
Upon a disposition or deemed disposition of our Common Shares (except to the Corporation, unless purchased by the Corporation in the open market in the manner in which shares are normally purchased by any member of the public in the open market), a capital gain (or capital loss) will generally be realized by a Resident Holder to the extent that the proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base of our Common Shares to the Resident Holder immediately before the disposition or deemed disposition and any reasonable costs of disposition. The adjusted cost base of such Common Shares to a Resident Holder will be determined by averaging the cost of such Common Shares with the adjusted cost base of all other Common Shares of the Corporation held by the Resident Holder and by making certain other adjustments required under the Tax Act. The Resident Holder’s cost for purposes of the Tax Act of our Common Shares will include all amounts paid or payable by the Resident Holder for such Common Shares, subject to certain adjustments under the Tax Act.
Generally, one-half of the amount of any capital gain, (a “taxable capital gain”), realized by a Resident Holder in a taxation year must be included in the Resident Holder’s income in the year. Subject to and in accordance with the provisions of the Tax Act, one-half of the amount of any capital loss, (an “allowable capital loss”), realized by a Resident Holder in a taxation year must be deducted by such Resident Holder against taxable capital gains realized by such Resident Holder in that year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years or in any subsequent year (against net taxable capital gains realized in such years) to the extent and under the circumstances described in the Tax Act. If the Resident Holder is a corporation, the amount of any such capital loss realized on the sale of our Common Shares may, in certain circumstances, be reduced by the amount of any dividends, including deemed dividends, which have been received on such Common Shares or Common Shares of the Corporation.
A Resident Holder that is an individual (other than certain trusts) that realizes a capital gain on the disposition or deemed disposition of Common Shares may be liable for alternative minimum tax under the Tax Act. Resident Holders that are individuals should consult their own tax advisors in this regard.

A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) throughout its taxation year may be liable to pay an additional refundable 10 2/3% tax on certain investment income, including taxable capital gains. Such Resident Holders should consult their tax advisors regarding their particular circumstances.
Eligibility for Investment
Based on the current provisions of the Tax Act, if issued on the date hereof and provided they are at all times listed on a “designated stock exchange” (as defined in the Tax Act, which currently includes the TSX), our Common Shares should be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, registered disability savings plans and tax-free savings accounts, collectively, “Registered Plans”, and deferred profit sharing plans, each as defined in the Tax Act.
Notwithstanding that our Common Shares may be a qualified investment for a Registered Plan, if our Common Shares are a “prohibited investment” within the meaning of the Tax Act for the Registered Plan, the annuitant, holder or subscriber thereof, as the case may be, will be subject to a penalty tax under the Tax Act. Our Common Shares generally will not be a “prohibited investment” for a Registered Plan provided the annuitant, holder or subscriber thereof, as the case may be: (i) deals at arm’s length with the Corporation for the purposes of the Tax Act; and (ii) does not have a “significant interest” (as defined in the Tax Act for purposes of the prohibited investment rules) in the Corporation. In addition, our Common Shares will not be a prohibited investment if they are “excluded property” (as defined in the Tax Act for purposes of the prohibited investment rules) for the Registered Plan.
Prospective purchasers who intend to hold our Common Shares in a Registered Plan should consult their tax advisors regarding their particular circumstances.
Non-Residents of Canada
The following discussion applies to Holders who, for the purposes of the Tax Act, and at all relevant times, are not, and are not deemed to be, resident in Canada and who do not use or hold and will not be deemed to use or hold, our Common Shares in connection with, or in the course of carrying on, a business or part of a business in Canada (a “Non-Resident Holder”). In addition, this discussion does not apply to an insurer that carries on an insurance business in Canada and elsewhere or an “authorized foreign bank” (within the meaning of the Tax Act), and such Holders should consult their tax advisors to determine the tax consequences to them of the acquisition, holding and disposition of our Common Shares.
Currency Conversion
Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of our Common Shares must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Tax Act. The amounts subject to withholding tax and any capital gains or capital losses realized by a Non-Resident Holder may be affected by fluctuations in foreign exchange rates.
Disposition of Common Shares
A Non-Resident Holder will not generally be subject to tax under the Tax Act on a disposition of a Common Share, unless the Common Share constitutes “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.
Provided the Common Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSX and NASDAQ) at the time of disposition, the Common Shares will generally not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are satisfied concurrently: (i) (a) the Non-Resident Holder; (b) persons with whom the Non-Resident Holder did not deal at arm’s length; (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; or (d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of our shares; and (ii) more than 50% of the fair market value of our shares was derived directly or indirectly from one or any combination of: real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), and options in respect of, or interests in or for civil law rights in, such properties. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Common Shares could be deemed to be taxable Canadian property. Even if the Common Shares are taxable Canadian property to a Non-Resident Holder, such Non-Resident Holder may be exempt from tax under the Tax Act on the disposition of such Common Shares by virtue of an applicable income tax treaty or convention. A Non-Resident Holder contemplating a disposition of Common Shares that may constitute taxable Canadian property should consult a tax advisor prior to such disposition.
Receipt of Dividends
Dividends received or deemed to be received by a Non-Resident Holder on our Common Shares will be subject to Canadian withholding tax under the Tax Act. The general rate of withholding tax is 25%, although such rate may be reduced under the provisions of an applicable income tax convention between Canada and the Non-Resident Holder’s country of residence. For example, under the Canada-United States Income Tax Convention (1980) as amended (the “Treaty”), the rate is generally reduced to 15% where the Non-Resident Holder is a resident of the United States for the purposes of, and is entitled to the benefits of, the Treaty. Non-Resident Holders should consult their tax advisors in this regard.
To the extent a Prospectus Supplement qualifies the distribution of Securities other than Common Shares, such Prospectus Supplement may also describe certain Canadian federal income tax considerations generally applicable to the purchase, holding and disposition of those Securities by an investor who is a resident of Canada
EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN COMMON SHARES OR OTHER SECURITIES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion reflects the opinion of Troutman Pepper Hamilton Sanders LLP, U.S. counsel to the Company, and describes the material U.S. federal income tax consequences relating to the ownership and disposition of Common Shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase Common Shares pursuant to this Prospectus and hold such Common Shares as capital assets (generally, property held for investment). This discussion is based on the Code, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, banks, insurance companies, broker-dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities or government organizations, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold Common Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons required to accelerate the recognition of any item of gross income with respect to the Common Shares as a result of such income being recognized on an applicable financial statement, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power or value of our shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities (or arrangements treated as a partnership for U.S. federal income tax purposes), and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.
As used in this discussion, the term “U.S. Holder” means a beneficial owner of Common Shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences relating to an investment in the Common Shares will depend in part upon the status and activities of such entity or arrangement and the particular partner. Any such entity or arrangement should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of Common Shares.
Persons considering an investment in Common Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of Common Shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.
Passive Foreign Investment Company Consequences
In general, a corporation organized outside the United States will be treated as a PFIC, for any taxable year in which either (1) at least 75% of its gross income is “passive income”, or (2) at least 50% of the average value of its gross assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.
Based upon the current and expected composition of our income and assets, we believe that we were a PFIC for the taxable year ended December 31, 2020 and expect that we may be a PFIC for the current taxable year. Because our PFIC status must be determined annually with respect to each taxable year and will depend on the composition and character of our assets and income, including our use of proceeds from Offerings pursuant to this Prospectus, and the value of our assets (which may be determined, in part, by reference to the market value of Common Shares, which may be volatile) over the course of such taxable year, we may become a PFIC in any subsequent taxable year. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for any future taxable year. In addition, it is possible that the U.S. Internal Revenue Service may challenge our classification of certain income and assets as non-passive, which may result in us being or becoming a PFIC in the current or subsequent years.
If we are a PFIC in any taxable year during which a U.S. Holder owns Common Shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the Common Shares, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of the Common Shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for Common Shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.
If we are a PFIC for any year during which a U.S. Holder holds Common Shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds the Common Shares, unless (i) we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to the Common Shares or for the period immediately preceding our cessation in meeting the tests described above the Common Shares were subject to a mark-to-market election or (ii) the U.S. Holder makes a timely and effective “qualified electing fund” election (“QEF Election”) with respect to all taxable years during such U.S. Holder’s holding period in which the we are a PFIC. If the deemed sale election is made, the U.S. Holder will be deemed to sell the Common Shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Common Shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.
If we are a PFIC for any taxable year during which a U.S. Holder holds Common Shares and we own a non-U.S. corporate subsidiary that is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any non-U.S. subsidiaries which we may own in the future.
If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on Common Shares if such U.S. Holder makes a valid “mark-to-market” election for our Common Shares. A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Our Common Shares will be marketable stock as long as they remain listed on the OTCOX or the TSX and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of Common Shares held at the end of such taxable year over the adjusted tax basis of such Common Shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such Common Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in Common Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of Common Shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.
A mark-to-market election will not apply to Common Shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any non-U.S. subsidiaries that we may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that we may organize or acquire in the future notwithstanding the U.S. Holder’s mark-to-market election for the Common Shares.
A U.S. Holder who makes a QEF Election generally must report on a current basis its share of our net capital gain and ordinary earnings for any year in which were are a PFIC, whether or not we distribute any amounts to our shareholders. However, U.S. holders should be aware that there can be no assurance that we will satisfy the record keeping requirements that apply to a QEF, or that we will supply U.S. holders with information that such U.S. holders require to report under the QEF election rules, in the event that the Corporation is a PFIC and a U.S. holder wishes to make a QEF election.
Each U.S. person that is an investor of a PFIC is generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.
The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of Common Shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Common Shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of Common Shares of a PFIC.

Distributions
Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to Common Shares generally will be required to include the gross amount of such distribution (before reduction for any Canadian withholding taxes withheld therefrom) in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s Common Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Common Shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. Distributions on Common Shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income, such that a foreign tax credit may be available with respect to the Canadian tax paid by U.S. Holders on the distributions they receive. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.
Dividends paid by a “qualified foreign corporation” are eligible for taxation in the case of non-corporate U.S. Holders at a reduced long-term capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met. Each non-corporate U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.
A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on Common Shares that are readily tradable on an established securities market in the United States. We believe that we qualify as a resident of Canada for purposes of, and are eligible for the benefits of, the U.S.-Canada Treaty, which the IRS has determined is satisfactory for purposes of the qualified dividend rules and that it includes an exchange of information provision, although there can be no assurance in this regard. Further, our Common Shares will generally be considered to be readily tradable on an established securities market in the United States if they remain listed on the OTCOX. Therefore, subject to the discussion above under “— Passive Foreign Investment Company Consequences”, if the U.S. Treaty is applicable, or if the Common Shares are readily tradable on an established securities market in the United States, dividends paid on Common Shares will generally be “qualified dividend income” in the hands of non-corporate U.S. Holders, provided that certain conditions are met, including conditions relating to holding period and the absence of certain risk reduction transactions.
Sale, Exchange or Other Disposition of Common Shares
Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of Common Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the Common Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the Common Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder from the sale or other disposition of Common Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Net Investment Income “Medicare” Tax
Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% Medicare tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of Common Shares. If you are a U.S. person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in Common Shares.
Information Reporting and Backup Withholding
U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in Common Shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than US$100,000 for Common Shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.
Dividends on and proceeds from the sale or other disposition of Common Shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (1) fails to provide an accurate U.S. taxpayer identification number or otherwise establish a basis for exemption, or (2) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.
U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.
To the extent a Prospectus Supplement qualifies the distribution of Securities other than Common Shares, such Prospectus Supplement may also describe certain U.S. federal income tax considerations generally applicable to the purchase, holding and disposition of those Securities by an investor who is a U.S. person (within the meaning of Code).
EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN COMMON SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.
PROMOTER
Mr. David Elsley may be considered to be a promoter of the Corporation within the meaning of applicable securities legislation. As of the date hereof: Mr. Elsley owns 1,954,500 Common Shares, representing 4.55% of the outstanding Common Shares.
LEGAL MATTERS
Certain legal matters related to the Securities offered by this Prospectus will be passed upon on our behalf by Borden Ladner Gervais LLP. As at the date of this Prospectus, the partners and associates of Borden Ladner Gervais LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Common Shares.
TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario M5J 2Y1. The United States co-transfer agent for the Common Shares is Continental Stock Transfer & Trust Company, One State Street Plaza, 30th Floor, New York, New York 10004.

INTEREST OF EXPERTS
BDO Canada LLP, the external auditor of the Corporation, provided an auditors’ report on the audited financial statements of the Corporation for the years ended December 31, 2020 and 2019.
INDEPENDENT AUDITOR
Our auditors, BDO Canada LLP, Chartered Professional Accountants, of Montreal, Quebec, report that they are independent from us within the meaning of the Rules of Professional Conduct of l’Ordre de Comptables Agréés du Quebec, and in accordance with the applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board (United States).
PURCHASERS’ STATUTORY AND CONTRACTUAL RIGHTS
The following is a description of a purchaser’s statutory rights and contractual rights.
Securities legislation in some provinces and territories of Canada provides purchasers of Securities with the right to withdraw from an agreement to purchase Securities and with remedies for rescission or, in some jurisdictions, revisions of the price, or damages if the Prospectus, Prospectus Supplement, and any amendment relating to Securities purchased by a purchaser are not sent or delivered to the purchaser. However, purchasers of Common Shares distributed under an at-the-market distribution by the Corporation do not have the right to withdraw from an agreement to purchase the Common Shares and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the Prospectus, Prospectus Supplement, and any amendment relating to Common Shares purchased by such purchaser because the Prospectus, Prospectus Supplement, and any amendment relating to the Common Shares purchased by such purchaser will not be sent or delivered, as permitted under Part 9 of NI 44- 102.
Securities legislation in some provinces and territories of Canada further provides purchasers with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the Prospectus, Prospectus Supplement, and any amendment relating to Securities purchased by a purchaser contains a misrepresentation. Those remedies must be exercised by the purchaser within the time limit prescribed by securities legislation. Any remedies under securities legislation that a purchaser of Common Shares distributed under an at-the-market distribution by the Corporation may have against the Corporation or its agents for rescission or, in some jurisdictions, revisions of the price, or damages if the Prospectus, Prospectus Supplement, and any amendment relating to Securities purchased by a purchaser contain a misrepresentation will remain unaffected by the non-delivery of the Prospectus referred to above.
In an offering of Securities, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in a Prospectus is limited, in certain provincial securities legislation, to the amount paid for the Securities. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon conversion, exchange or exercise of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages or consult with a legal advisor.
Initial Canadian purchasers of Securities which are convertible, exchangeable, or exercisable into other securities of the Corporation will have a contractual right of rescission against the Corporation in respect of the conversion, exchange or exercise of such Securities. The contractual right of rescission will entitle such initial Canadian purchasers to receive the amount paid for such Securities (and any additional amount paid upon conversion, exchange or exercise), upon surrender of the underlying Securities acquired upon such conversion, exchange or exercise, in the event that this Prospectus, the applicable Prospectus supplement or any amendment contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable, or exercisable security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable, or exercisable security under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law.
A purchaser should refer to applicable securities legislation for the particulars of these rights and should consult a legal adviser.